File No. 333-__________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FIELDPOINT PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	1311	84-0811034

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1703 Edelweiss Drive

Cedar Park, TX  78613

(512) 250-8692

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

The Corporation Company 1675 Broadway Suite 1200 Denver, CO 80202 Telephone: (303) 629-2500 Facsimile: (303) 629-2525	Copies to: Clifford L. Neuman, Esq. Clifford L. Neuman PC 1507 Pine Street Boulder, CO 80302 Telephone: (303) 449-2100 Facsimile: (303) 449-1045

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate dates of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the information of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated finer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

    Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)                      [    ]

    Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)            [    ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be registered (2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock	8,732,793	$0.65	$11,352,631	$446.16

(1)	Represents the maximum number of shares of Registrant’s common stock that may be issued in the Registrant’s exchange offer.
(2)

Pursuant to Rule 457(c) and Rule 457(f), and solely for the purpose of calculating the registration fee, the market value of the securities to be received by the Registrant in the exchange offer was calculated as the product of (i) 17,465,585 shares of Basic Earth Science Systems, Inc., common stock, which is the maximum number of shares that may be purchased by the Registrant pursuant to its exchange offer, and (ii) the average of the high and low sales prices of Basic Earth Science Systems, Inc. common stock as reported by the Over-the-Counter Bulletin Board on January 13, 2009 ($0.65).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The Registrant may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This prospectus is not an offer to sell these securities and FieldPoint is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED __________________

FIELDPOINT PETROLEUM CORPORATION

Offer to Exchange

Up to 17,465,585 Shares of Common Stock

of

Basic Earth Science Systems, Inc.

For shares of

FieldPoint Petroleum Corporation Common Stock

At an Exchange Ratio of two (2) shares of Basic Earth Science Systems, Inc. Common Stock for each one (1) share of FieldPoint Petroleum Corporation Common Stock.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. COLORADO TIME, ON ________________, (THE “EXPIRATION DATE”) UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

FieldPoint Peteroleum Corporation (“FieldPoint” or the “Company”) is offering to exchange a minimum of 8,907,448 (51% of the total issued and outstanding) and a maximum of up to 17,465,585 (100% of the total issued and outstanding) shares of common stock of Basic Earth Science Systems, Inc.  (“Basic”), at an exchange ratio of one (1) share of FieldPoint common stock for each two (2) shares of Basic common stock, upon the terms and subject to the conditions in this prospectus and accompanying letter of transmittal. This offer is referred to in this prospectus as the “exchange offer” or the “offer.” In addition, you will receive cash instead of any fractional shares of FieldPoint common stock to which you may be entitled.

FieldPoint is seeking to acquire up to 100% of Basic common stock in the offer for investment purposes. FieldPoint’s offer is conditioned on receiving valid tenders of at least 8,907,448 , or 51%,  of the issued and outstanding shares of Basic common stock. Following the consummation of the offer, FieldPoint expects to have a majority of the outstanding shares of Basic common stock, after giving effect to all shares of Basic common stock issuable on the exercise of outstanding options, warrants, conversion rights and other existing obligations respecting the issuance of Basic common stock. FieldPoint expects to use its majority ownership position to elect new members of the board of directors at the next meeting of shareholders of Basic. FieldPoint does not intend to make any additional offers for shares of Basic common stock or to effect any business combinations with Basic, such as a merger or share exchange, after the tender offer. If the minimum offer is successful, Fieldpoint may maintain Basic as a publicly traded public company and controlled subsidiary, or Fieldpoint may elect to have Basic go non-reporting if it qualifies for such an election.  See Background and Reasons for the Offer, page 27.

FieldPoint’s common stock is traded on the American Stock Exchange (AMEX) under the symbol “FPP.” Basic’s common stock is traded on the Over-the-Counter Bulletin Board under the symbol “BSIC”. On January 13, 2009, the last full trading day before FieldPoint announced its intention to commence this offer, the closing price of a share of Basic common stock was $0.65 and the closing price of a share of FieldPoint common stock was $2.92. Based on these closing prices and the exchange ratio in the offer of one (1) FieldPoint share for every two (2) Basic Shares, the FieldPoint offer has a value of $1.46 per share of Basic common stock. This represents a 125% premium above Basic’s closing share price on January 13, 2009.

FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONSIDERATION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION CAPTIONED “RISK FACTORS” BEGINNING ON PAGE 19.

FieldPoint’s obligation to exchange shares of FieldPoint common stock for shares of Basic common stock is subject to specified conditions, which are more fully described in The Offer – Conditions of the Offer, page 40.  FieldPoint’s offer is conditioned on receiving tenders for at least 8,907,448 shares (51%) of the outstanding Basic common stock, which would give it a majority of the outstanding shares of Basic common stock.

FieldPoint has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this prospectus.

FIELDPOINT IS NOT ASKING YOU FOR A PROXY AND THIS OFFER DOES NOT CONSTITUTE A SOLICIATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF BASIC.

The date of this preliminary prospectus is ______________, 2009.

Matters Concerning Validity and Eligibility	36
Withdrawal Rights	36
Announcement of Results of the Offer	37
Ownership of FieldPoint After the Offer	37
Taxation	37
No Dissenters’ Rights	38
Delaware Business Combination Statute	38
Effect of the Offer on the Market for Shares of Basic Common Stock; Registration under the Exchange Act; Margin Regulations	39
Conditions of the Offer	40
Dividends and Distributions	45
Certain Legal Matters; Regulatory Approvals	45
Relationships with Basic	46
Source and Amount of Funds	46

Unaudited Pro Forma Condensed Combined Financial Statements of FieldPoint and Basic	47

FieldPoint’s Business	53
Competition, Markets and Regulation	55

FieldPoint’s Properties	56
Production	57
Drilling Activities	58
Reserves	58
Acreage	60

Legal Proceedings	60

Market for Common Equity and Related Stockholder Matters	61
Recent Sales of Unregistered Securities	61
Equity Compensation Plan Information	62

FieldPoint Management’s Discussion and Analysis of Financial Condition and Results of Operations	63
General	63
Comparison of the Three Month Periods Ended September 30, 2008, Compared to the Three Month Periods Ended September 30, 2007	63
Comparison of the Nine Months Ended September 30, 2008, Compared to the Nine Months Ended September 30, 2007	64
Comparison of the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006	65

FieldPoint’s Quantitative and Qualitative Disclosures about Market Risk	67

FieldPoint’s Directors and Executive Officers	68

FieldPoint’s Executive Compensation	70

Security Ownership of Certain Beneficial Owners and Management of FieldPoint	71

Basic’s Business	73
Overview	73
Strategy	73
Areas of Focus	73
Other Areas	74
Contemplated Activities	75
Segment Information and Major Customers	76
Competition	76
Regulations	76

Basic’s Properties	78

Basic is Not party to Any Legal Proceedings	80

Market for Basic’s Common Equity and Related Stockholder Matters	81
Market Information	81
Securities Authorized for Issuance Under Equity Compensation Plans	81
Recent Sales of Unregistered Securities	82

Basic Management’s Discussion and Analysis of Financial Condition and Results of Operations	82
Liquidity Outlook	82
Capital Structure and Liquidity	82
Restatement and Impact on Financial Statements	84
Liquidity and Capital Resources	85
Results of Operations	87
Controls and Procedures	90
Fiscal 2008 Compared with Fiscal 2007	90
Fiscal 2007 Compared with Fiscal 2006	92
Selected Financial Information	94
Critical Accounting Policies and Estimates	94
Off Balance Sheet Transactions; Arrangements or Obligations	95

Recent Accounting Pronouncements	96

Quantitative and Qualitative Disclosures about Market Risk	97

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	97

Security Ownership of Certain Beneficial Owners and Management of Basic	99

Description of FieldPoint Capital Stock	100
Common Stock	100

Comparison of Stockholders’ Rights	101

Legal Requirements Concerning the Offer	106

Experts	106
Accounting Matters	106
Engineering Matters	106
Legal Matters

Information Incorporated by Reference	107

Financial Statements	F-1

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

The following questions and answers are intended to address some commonly asked questions regarding the exchange offer. These questions and answers may not address all questions that may be important to you as a shareholder of Basic. Please refer to the more detailed information contained elsewhere in this prospectus, the exhibits to this prospectus and the documents referred to in and delivered with this prospectus.

What is FieldPoint’s Proposed Transaction?

Pursuant to the registration statement filed with the SEC, of which this prospectus is a part, FieldPoint is offering to acquire a minimum of 8,907,448 of outstanding Basic common stock, in exchange for shares of FieldPoint common stock.  According to Basic’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as of November 14, 2008, there were 17,465,585 shares of Basic common stock outstanding. As of the date of this prospectus, FieldPoint holds no shares of Basic common stock. Upon acceptance of this tender offer, FieldPoint would own a minimum of 8,907,448 shares of Basic common stock, representing approximately 51% of the outstanding common stock.

How many shares will FieldPoint Purchase in the Offer?

FieldPoint will purchase between 8,907,448 and 17,465,585 shares of Basic common stock in the offer. If more than 8,907,448 shares are tendered, all shares tendered will be purchased. However, in the event that fewer than 8,907,448 shares are offered, FieldPoint may choose to forgo the exchange.

What Will I Receive in Exchange for My Basic Shares?

In exchange for each two (2) shares of Basic common stock purchased from you pursuant to the offer, you will receive one (1) share of FieldPoint common stock. In the event that there are fractional shares, you will receive cash instead of any fractional shares of FieldPoint common stock to which you may otherwise be entitled. The number of shares of FieldPoint common stock into which each share of Basic common stock will be exchanged in the offer is sometimes referred to in this prospectus as the “exchange ratio.” FieldPoint’s common stock is listed on the American Stock Exchange.

What is the per share value of the offer?

On January 13, 2009, the most recent full day of trading before FieldPoint announced its intention to tender pursuant to this form, the closing price of each share of Basic common stock was $0.65 and the closing price of FieldPoint was $2.92. The exchange ratio in the offer would value Basic at $1,46 per share. This represents a premium  of 125% over the Basic closing price described above.

What does the Board of Basic think about the Offer?

FieldPoint has communicated with a majority of the Basic directors to discuss the possibility of a business combination of some kind, and the additive value to the shareholder of each company.

These discussions have not lead to meaningful progress, and have caused FieldPoint to believe that the best interest of Basic shareholders, are not being served by acting management of Basic.

Why is FieldPoint offering to exchange shares for Basic?

FieldPoint believes that there is value locked in the properties and assets of Basic, and that the public trading price of its common stock is undervalued. FieldPoint has a good history of expertise and alignment with its shareholders that has provided openness, oversight and increased overall value. An exchange of Basic shares will allow FieldPoint to provide additional drilling capital to develop Basic assets, providing a higher value than would be achieved in Basic’s current operations.

What are the advantages to the Basic shareholders in accepting the offer to exchange their shares for shares of Fieldpoint?

Fieldpoint believes that its shares represent a significant increased value to the Basic shareholders.  To begin with, based upon the closing market prices of Basic and Fieldpoint shares on January 13, 2009, (the “Valuation Date”) the exchange ratio of one share of Fieldpoint for every two shares of Basic represents a premium valuation to the Basic shareholders of $0.81, or 125%.  In addition, as of the Valuation Date, Fieldpoint’s shares traded at a Price-to-Earnings (“PE”) Ratio of 16.08, compared to a PE Ratio of 3.40 for Basic’s common stock. Furthermore, based on the assumptions included in the pro forma financial information included elsewhere in this prospectus, following the minimum offer, for tendering Basic shareholders the combined stockholders equity per share will increase by $0.70, or 85%, and the combined earnings per share would increase by $0.04, or 24% for the 9 months ending September 30, 2008.  Finally, as an Amex listed security, the shares of Fieldpoint common stock enjoy numerous advantages over a Bulletin Board quoted security, including greater liquidity (as reported on Yahoo Finance, Fieldpoint’s three month average daily trading volume ending January 14, 2009 is approximately 56,223 compared to 38,636 for Basic, notwithstanding the fact that the number of Basic shares in the public float held by non-affiliates (as reported in its Form 10-KSB for the fiscal year ended March 31, 2008) is 6,985,921, or 135% greater than Fieldpoint’s public float), greater following among the financial industry, and the fact that an Amex listed security is eligible to be margined under Regulation T of the Federal Reserve Board.

What if another company offers to purchase the assets of Basic?

FieldPoint will evaluate other offers received by Basic for its assets and properties, and if warranted, proceed with the sale, with one key advantage; FieldPoint will provide a significant level of oversight, ensuring that the full value of any sale will be passed along to the Basic shareholders.

Will I be taxed on the FieldPoint stock I receive?

The receipt of FieldPoint common stock by a U.S. holder in exchange for its shares of Basic common stock pursuant to the offer is expected to be a taxable transaction for U.S. federal income tax purposes. See The Offer-Taxation, page 37.

Is FieldPoint’s financial condition relevant to my decision to tender in the offer?

Yes, FieldPoint’s financial condition is definitely relevant to your decision to tender your shares because shares of Basic common stock accepted in the offer will be exchanged for shares of FieldPoint common stock. You should, therefore, consider FieldPoint’s financial condition before you decide to become one of FieldPoint’s stockholders through the offer. This prospectus contains financial information regarding FieldPoint and Basic, which we encourage you to carefully review.

Will I have to pay any fee or commission to exchange shares?

If you are the record owner of your shares and you tender your shares in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and your broker dealer commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

When and how do I receive FieldPoint shares for my tendered shares?

FieldPoint will exchange for a minimum of 8,907,448 and a maximum of 17,465,585 validly tendered and not properly withdrawn shares promptly after the expiration date of the offer, subject to the terms of the offer and the satisfaction or waiver of the conditions to the offer. FieldPoint will exchange your validly tendered and not properly withdrawn shares by depositing shares of FieldPoint common stock with the exchange agent, which will act as your agent for the purpose of receiving shares from FieldPoint and transmitting such shares to you. In all cases, exchange of tendered shares will be made only after timely receipt by the exchange agent of certificates for such shares (or of a confirmation of a book-entry transfer of such shares) and a properly completed and duly executed letter of transmittal and any other required documents for such shares.

If I decide not to tender, how will the offer affect my shares?

The exchange of shares of Basic common stock by FieldPoint pursuant to the offer will reduce the number of holders of Basic common stock and could adversely affect the liquidity, marketability and value of the shares of Basic common stock. In addition, subject to the requirements of Rule 12g-4 under the Exchange Act, Fieldpoint may elect to have Basic cease to be a reporting company under Section 13(a) or 15(d) of the Exchange Act, in which event the public trading market for the shares may cease to exist, or may continue on a limited basis in the Pink Sheets. The decision to continue Basic as a reporting company will be made after completion of the exchange offer and will depend upon numerous factors, including an assessment of whether Basic is eligible to go non-reporting under applicable law, the number of shares of Basic actually acquired in the exchange offer, the number of shareholders of Basic remaining after the exchange offer, and the necessity and cost of a going-private transaction under Section 13(e) of the Exchange Act.

Are dissenters’ rights available?

Dissenters` rights are the rights of stockholders, in certain cases, to receive “fair value” for their shares, plus accrued interest, as determined by a statutorily-prescribed process, which may include a judicial appraisal process. Dissenters` rights are not available in the offer.

What is the market value of my Basic shares as of a recent date?

On January 13, 2009, the closing price of a share of Basic common stock was $0.65. FieldPoint, advises you to obtain a recent quotation for the Basic common stock before deciding whether to tender your shares.

The cover page to this Prospectus states that the offer is subject to change and that the Registration Statement filed with the SEC is not yet effective.  Does this mean that the Offer has not commenced?

Yes. Under Rule 14d-2, a tender offer does not commence until the “bidder”, (FieldPoint), publishes, sends or gives the means to tender to security holders. Completion of this preliminary prospectus, the effectiveness of the registration statement and the delivery of the final prospectus and letter of transmittal are necessary for the offer to commence. We cannot accept for exchange any shares tendered in the offer or exchange any shares of Basic common stock until the registration statement is declared effective by the SEC and the other conditions to the offer have been satisfied or to the extent legally permissible, waived.

WHERE YOU CAN FIND MORE INFORMATION

FieldPoint and Basic file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that FieldPoint and Basic file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room.  FieldPoint’s and Basic’s public filings also are available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

FieldPoint has filed a registration statement on Form S-4 to register with the SEC the offering and sale of shares of FieldPoint common stock to be issued in the offer.  This prospectus is a part of that registration statement.  As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.  For further information, reference is made to the registration statement and its exhibits. FieldPoint has filed, and may in the future file, amendments to the registration statement. In addition, on January 15, 2009, FieldPoint filed with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the offer, and FieldPoint has filed, and may in the future file, amendments to the Schedule TO. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting FieldPoint at its principal office, 1703 Edelweiss Drive, Cedar Park, TX  78613.

NOTE ON BASIC INFORMATION

In respect of information relating to Basic’s business, operations and management presented in, or omitted from, this prospectus, FieldPoint has relied upon publicly available information, primarily information publicly filed by Basic with the SEC.  Information publicly filed by Basic may be examined and copies may be obtained at the places and in the manner set forth in the preceding section, Where You Can Find More Information.  FieldPoint is not affiliated with Basic, and non-public information concerning Basic was not available to FieldPoint for the purpose of preparing this prospectus.  Basic has not been involved in, the preparation of this prospectus and has not verified the information contained in this prospectus relating to Basic.  Publicly available information concerning Basic may contain errors.  FieldPoint has no knowledge that would indicate that any statements contained herein regarding Basic’s operations, financial condition or condition in general, based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue.  However, FieldPoint was not involved in the preparation of such reports and documents.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, FieldPoint has requested that Basic provide FieldPoint with the information required to furnish complete disclosure regarding the business, operations, financial condition and management of Basic.  FieldPoint will amend or supplement this prospectus to include any and all information FieldPoint receives from Basic, if FieldPoint receives the information before the offer expires and FieldPoint considers it to be material, reliable and appropriate.

SUMMARY

The following is a summary of the information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus and the other documents to which it refers. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled Where You Can Find More Information, above.

The Companies

FieldPoint Petroleum Corporation

1703 Edelweiss Drive

Cedar Park, TX  78613

www.fppcorp.com

FieldPoint is an independent oil and natural gas producer. FieldPoint's principal lines of business are the production and sale of oil and natural gas, acquisition of oil and gas lease interests and proved reserves, drilling of both exploratory and development wells.

FieldPoint was formed on March 11, 1980, to acquire and enhance mature oil and natural gas field production in the mid-continent and the Rocky Mountain regions. Since 1980, the Company had engaged in oil and natural gas operations and, in 1986, divested all oil and natural gas assets and operations. Fieldpoint did not actively engage in oil and gas exploration and development between 1986 and 1997, when it completed a reverse merger with Bass Petroleum, Inc. and thereby became a publicly traded reporting company.

FieldPoint’s common stock is traded on the American Stock Exchange (symbol: FPP). On January 12, 2009, FieldPoint had four full time employees.

As of September 30, 2008, the Company had varying ownership interest in 367 gross productive wells (97.73 net) located in five states.  The Company operates 61 of the 367wells; the other wells are operated by independent operators under contracts that are standard in the industry.  It is a primary objective of the Company to operate some of the oil and natural gas properties in which it has an economic interest, and the Company will also partner with larger oil and natural gas companies to operate certain oil and natural gas properties in which the Company has an economic interest.  The Company believes, with the responsibility and authority as operator, it is in a better position to control cost, safety, and timeliness of work as well as other critical factors affecting the economics of a well.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of FieldPoint and certain other information are set forth in Directors and Executive Officers of FieldPoint, page 63.  During the last five years, neither FieldPoint nor, to FieldPoint’s best knowledge, any of its directors and officers listed in this prospectus (1) had been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Basic Earth Science Systems, Inc.

633 Seventeenth Street, Suite 1645

Denver, Colorado 80202-3625

303-296-3076

www.basicearth.net

Basic Earth Science Systems, Inc. (“Basic”) is an independent oil and gas exploration company focusing on the fundamentals of company growth and profitability in an effort to enhance shareholder wealth. Basic is engaged in the exploration, acquisition, development, operation, production and sale of crude oil and natural gas. Basic has an established production base that generates positive cash flow and profits. Basic’s activities are focused in the North Dakota and Montana portions of the Williston basin, the Denver-Julesburg basin of Colorado, the southern portions of Texas, and along the onshore portions of the Gulf Coast.

Strategy

The three components of Basic’s growth strategy are:

•	Cost effective implementation of internally and externally generated exploration and development drilling projects.

•

Identification and acquisition of strategic producing properties; strategic and significant in that they are either synergistic to existing production or will provide a dramatic increase to the Company’s existing production base.

•	Boosting cash flows from existing oil and gas production through a combination of cost control and the exploitation of behind-pipe potential.

Basic’s primary exploration focus is in the Montana and North Dakota portions of the Williston basin. Basic has been involved in the Williston basin since the early 1980’s and only in south Texas does the Company have a longer history. As such, Basic has significant understanding of and exposure to both geology and operations in the area. However, both the Williston basin and south Texas waterfloods are primarily oil productive. Sensitive to the need to increase natural gas output and balance its product base, Basic’s efforts in other areas, notably Colorado and on-shore portions of the Gulf Coast, are simply to increase its exposure to natural gas projects.

The Offer (See Page 31)

FieldPoint is offering to exchange up to 17,465,585 shares of Basic common stock at an exchange ratio of one (1) share of FieldPoint common stock for every two (2) shares of Basic common stock upon the terms and conditions contained in this prospectus and the accompanying letter of transmittal. In addition, you will receive cash instead of any fractional shares of FieldPoint common stock to which you are entitled. If more than 8,907,448 shares of Basic common stock are validly tendered and not properly withdrawn, all additional shares tendered will be purchased. The offer is conditioned on a minimum of 8,907,448 Basic common shares being tendered.

Reasons for the Offer (See Page 28)

Basic’s business and properties are similar to FieldPoint’s. The companies have oil and gas properties in some of the same geographic regions.  FieldPoint believes it can capitalize on these similarities to maximize the assets and opportunities for both its shareholders and Basic’s shareholders.  Further, as an Amex listed security, Fieldpoint’s common stock will represent improved liquidity and increased value to Basic shareholders.

Ownership of FieldPoint After the Offer (See Page 37)

Based on the exchange ratio for the offer, FieldPoint estimates that if the maximum 17,465,585 of Basic common stock are exchanged pursuant to the offer, former shareholders of Basic would own, in the aggregate, approximately 49.5% of the outstanding shares of FieldPoint common stock. If the minimum number of 8,907,448 Basic common shares are exchanged, former shareholders of Basic would own, in the aggregate, approximately 33.3% of the outstanding shares of FieldPoint common stock.

Conditions of the Offer (See Page 40)

FieldPoint’s obligation to exchange shares of FieldPoint common stock for Basic common stock is subject to several conditions, including the effectiveness with the SEC of a registration statement registering the FieldPoint shares to be exchanged in the offer, listing the FieldPoint shares to be exchanged for trading on AMEX and the valid tender of the minimum number of Basic shares.

Expiration Date of the Offer (See Page 31)

The offer is scheduled to expire at 5:00 p.m., Denver, Colorado time, on __________, unless extended by FieldPoint. To the extent legally permissible, FieldPoint reserves the right, in its sole discretion, at any time or from time to time:

*	to extend, for any reason, the period of time during which the offer is open;

*	to delay acceptance for exchange of, or exchange of, any shares of Basic common stock pursuant to the offer in order to comply in whole or in part with applicable law;

*

to terminate the offer and not accept or exchange any shares of Basic common stock not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date;

*	to amend or terminate the offer without accepting for exchange or exchanging any shares of Basic common stock if Basic agrees to enter into a negotiated merger agreement with FieldPoint; and

*	to waive any condition or otherwise amend the offer in any respect.

In addition, even if FieldPoint has accepted for exchange, but not exchanged, shares in the offer, it may terminate the offer and not exchange shares of Basic common stock that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

Procedure for Tendering Shares (See Page 36)

The procedure for tendering shares of Basic common stock varies depending on whether you possess physical certificates or a nominee holds your certificates for you and on whether or not you hold your securities in book-entry form.  A letter of transmittal with instructions for tendering shares accompanies this prospectus.

Withdrawal Rights (See Page 36)

You can withdraw tendered shares at any time until the offer has expired and, if FieldPoint has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after that date until it accepts shares for exchange.

Cash Instead of Fractional Shares of FieldPoint Common Stock (See Page 33)

FieldPoint will not issue certificates representing fractional shares of FieldPoint common stock pursuant to the offer.  Instead, each tendering stockholder who would otherwise be entitled to a fractional share of FieldPoint common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the average of the closing prices, rounded to four decimal points, of FieldPoint common stock for the 15 consecutive trading day period ending on the third trading day before the expiration date.

Regulatory Approvals (See Page 45)

FieldPoint does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the proposed transaction, and is not aware of any other material filings that will be required or advisable with any regulatory authorities in connection with the proposed transaction.

Comparison of Stockholders’ Rights (See Page 94)

You will receive FieldPoint common stock if you tender your shares of Basic common stock in the offer.  There are a number of differences between the rights of a stockholder of Basic, a Delaware corporation, and the rights of a stockholder of FieldPoint, a Colorado corporation.

Risk Factors (See Page 19)

Basic shareholders should carefully consider the risk factors listed in this prospectus in evaluating whether to vote in favor of the proposal to adopt the merger agreement.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF FIELDPOINT

The tables below present summary selected consolidated financial data of FieldPoint prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The following selected financial data should be read in conjunction with FieldPoint’s financial statements and related notes, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and other financial information in FieldPoint’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, as filed with the SEC on November 12, 2008, which is included elsewhere in this prospectus.

The statement of operations data set forth below for the nine months ended September 30, 2008 and 2007 and the balance sheet data as of September 30, 2008 and 2007, are derived from, and are qualified by reference to, the unaudited condensed financial statements of FieldPoint and the related notes thereto that are included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal year ended December 31, 2007 and 2006,  and the balance sheet data as of December 31, 2007 and 2006, are derived from, and qualified by reference to, the audited financial statements of FieldPoint and the related notes thereto that are included elsewhere in this prospectus. The statements of operations data for the fiscal years ended December 31, 2005 and 2004,  and the balance sheet data as of December 31, 2005, 2004 and 2003, are derived from audited financial statements not included in, or incorporated by reference into, this prospectus.

	As of and for the years ended December 31,
	2007	2006	2005	2004	2003
Income Statement Data:
Revenues	$4,409,524	$4,053,592	$3,979,385	$3,016,902	$2,429,375
Other Income (Loss)	(36,292)	173,136	96,037	5,369	(50,049)
Operating Income	825,870	1,572,829	1,544,906	836,346	4,563,300
Net Income (Loss)	558,078	1,181,765	1,041,292	518,715	173,401
Basic Earnings Per Share	$ 0.06	$ 0.14	$ 0.13	$ 0.07	$ 0.02

Balance Sheet Data:
Oil & Gas Properties, Equipment & Fixtures, net	$11,094,311	$ 8,195,649	$5,384,022	$4,974,926	$4,293,821
Total Assets	14,260,185	10,477,008	7,616,373	6,659,556	6,180,938
Long Term Obligations	3,489,125	1,000,000	-	-	1,491,802
Total Stockholders’ Equity	$8,616,668	$ 8,077,307	$6,152,534	$4,123,117	$3,539,402

	Nine Months Ended and As of September 30,
	2008	2007
Income Statement Data:
Revenues	$5,463,046	$2,996,958
Operating Income	2,431,658	809,044
Net Income	1,433,868	509,952
Basic Earnings Per Share	$ 0.16	$ 0.06
Balance Sheet Data:

Oil & Gas Properties, Equipment & Fixtures, net	$12,094,120	$ 9,687,089
Total Assets	15,725,368	12,363,001
Long Term Obligations	3,489,125	1,989,125
Total Stockholders’ Equity	$ 10,052,307	$ 8,644,992

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF BASIC

The tables below present summary selected historical consolidated financial data of Basic for each of the years in the five year period ended March 31, 2008, and for the six months ended September 30, 2008 and 2007. This information is derived from, and should be read in conjunction with, Basic’s audited consolidated financial statements for each of the years in the five year period ended March 31, 2008, which are included elsewhere in this prospectus or in Basic’s publicly available reports filed with the SEC. For additional information, see Basic Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76.

	As of and for the Years Ended March 31,
	2008	2007	2006	2005	2004
Income Statement Data:
Revenues	$7,447,000	$7,167,000	$6,615,000	$4,856,000	$2,987,000
Operating Income	3,164,000	3,285,000	2,816,000	1,841,000	696,000
Net Income	1,763,000	2,055,000	2,333,000	1,845,000	1,256,000
Basic Earnings Per Share	$ 0.10	$ 0.12	$ 0.14	$ 0.11	$ 0.04

Balance Sheet Data:
Oil & Gas Properties, Equipment & Fixtures, net	$13,493,000	$11,406,000	$10,160,000	$6,337,000	$4,527,000
Total Assets	20,690,000	15,452,000	11,850,000	8,415,000	5,750,000
Long Term Obligations	4,677,000	3,291,000	2,299,000	- -	- -
Total Stockholders’ Equity	$11,984,000	$10,172,000	$ 8,078,000	$5,736,000	$3,882,000

	Six Months Ended and As of September 30,
	2008	2007
Income Statement Data:
Revenues	$6,054,000	$ 3,408,000
Operating Income	3,233,000	1,405,000
Net Income	2,326,000	717,000
Basic Earnings Per Share	$ 0.13	$ 0.04

Balance Sheet Data:
Oil & Gas Properties, Equipment & Fixtures, net	$13,658,000	$11,442,000
Total Assets	22,434,000	16,744,000
Long Term Obligations	5,234,000	2,791,000
Total Stockholders’ Equity	$14,310,000	$12,049,000

FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. FieldPoint’s forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding us and our industry. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including those discussed below. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Readers of this prospectus are cautioned not to place undue reliance on forward-looking statements since, while FieldPoint believes the assumptions on which the forward-looking statements are based are reasonable, we cannot be certain that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this prospectus and the material accompanying this prospectus.

RISK FACTORS

You should carefully consider the following risks before deciding whether to accept the exchange offer and tender your Basic common stock. In addition, you should read and consider the risks associated with the business of FieldPoint, which risks can be found in the documents incorporated by reference into this prospectus, because these risks will also affect the combined company.

Risks Relating to the Offer

The exchange ratio for the offer is fixed and will not be adjusted.  Because the market price of shares of FieldPoint common stock may fluctuate, Basic stockholders cannot be sure of the market value of the shares of FieldPoint common stock that they will receive in the offer.

Subject to the terms and conditions of the offer, one (1) share of FieldPoint common stock will be exchanged for every two (2) shares of Basic common stock that are accepted for exchange pursuant to the offer. This exchange ratio is fixed and will not be adjusted in case of any increases or decreases in the price of FieldPoint common stock or Basic common stock. If the price of FieldPoint common stock declines (which may occur as a result of a number of reasons (many of which are out of FieldPoint’s control), including as a result of the risks described in this “Risk Factors” section), Basic stockholders will receive less value for their shares in the offer than the value calculated pursuant to the exchange ratio on the last full trading day before FieldPoint announced its intention to commence the original offer. Because the offer may not be completed until specified conditions have been satisfied or waived, a significant period of time may pass between the commencement of the offer and the time that FieldPoint accepts shares of Basic common stock for exchange. See The Offer — Conditions of the Offer, page 40. Therefore, at the time you tender your shares pursuant to the offer, you will not know the exact market value of the shares of FieldPoint common stock that will be issued to you if FieldPoint accepts your shares for exchange. Basic stockholders are urged to obtain current market quotations for FieldPoint and Basic common stock when they consider whether to tender their shares of Basic common stock pursuant to the offer.

FieldPoint did not obtain an independent appraisal of the value of Basic, or an independent opinion on the fairness of FieldPoint’s offer.

The exchange offer was formulated by the management of FieldPoint without obtaining any appraisal or other opinion, from an independent third party such as an investment bank about the relative values of FieldPoint and Basic or about the fairness of FieldPoint’s offer. Basic shareholders have no independent opinion or other assurance that the offer being made by FieldPoint reflects the fair market value of the Basic common stock to be acquired.

This transaction may adversely affect the liquidity and value of non-tendered Basic common stock, if a public trading market for the Basic common stock continues following the tender offer.

In the event that FieldPoint accepts for exchange those shares tendered into the offer, the number of stockholders and the number of shares of Basic common stock held by individual holders will be reduced.  As a result, the closing of the offer could adversely affect the liquidity and market value of the shares of Basic common stock.

If Fieldpoint elects to deregister Basic common stock or elects to undertake a “going private” transaction as a precursor to such deregistration with respect to Basic following completion of the tender offer, the public trading market for Basic common stock will  likely cease to exist, and there will no longer be a market for  non-tendered Basic common stock.

Following completion of the offer, and depending on several factors discussed elsewhere in this prospectus, Fieldpoint as the controlling shareholder of Basic may elect to cause Basic’s common stock to be deregistered and Basic to cease publicly reporting with the Commission.  Alternatively, if following the completion of the tender offer Basic is not eligible to deregister its common stock Fieldpoint may elect to undertake a “going private” transaction as a precursor to such deregistration whereby through one or more transactions Fieldpoint is able to reduce the number of record owners of Basic common stock so as to render it eligible for deregistration.  In the event of deregistration, Basic will cease filing reports with the SEC and the public trading market for Basic common stock will cease to exist.  In such event or series of events, persons holding non-tendered Basic shares will  likely no longer have a public market for their shares, which will become highly illiquid and unmarketable.

FieldPoint has only conducted a review of Basic’s publicly available information and has not had access to Basic’s non-public information.  Any unknown liabilities of Basic that cause a decrease in Basic’s share price in the future may have an adverse effect on FieldPoint’s profitability and results of operations.

To date, FieldPoint has only conducted a due diligence review of Basic’s publicly available information.  Basic may be subject to liabilities that FieldPoint might have discovered if FieldPoint had been permitted to conduct a complete due diligence review of Basic’s non-public information.  Any such currently unknown liabilities that come to light after the consummation of the offer may cause a decrease in Basic’s share price.  Such a decline in Basic’s share price could, as a result of FieldPoint’s ownership of Basic shares, have an adverse effect on FieldPoint’s profitability and results of operations.

FieldPoint’s verification of the reliability of the Basic information included in, or omitted from, this prospectus pursuant to FieldPoint’s due diligence review of Basic has been limited to Basic’s SEC reports and has not had access to Basic’s accounting and other records necessary for FieldPoint to fully assess the financial and operating condition of Basic.  See Background of the Offer, page 27.

In respect of all information relating to Basic presented in, or omitted from, this prospectus, FieldPoint has relied upon publicly available information, including information publicly filed by Basic with the SEC.  Although FieldPoint has no knowledge that would indicate that any statements contained herein regarding Basic’s condition, including its financial or operating condition, based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue, FieldPoint was not involved in the preparation of such reports and documents.

FieldPoint has requested that Basic assist FieldPoint to obtain the consent of Basic's independent public accounting Firm to include that Firm's report on Basic's financial statements in this prospectus. No response has been received from Basic. If the accounting firm's consent cannot be obtained without undue hardship, FieldPoint may submit to the SEC a request for a waiver of the requirement to include the consent of Basic’s independent public accounting firm in the registration statement. The absence of this consent may limit recovery by investors on certain claims, and limit the ability of investors to assert claims against Basic’s independent public accounting firm, under Section 11 of the Securities Act, for any untrue statements of a material fact contained, or any omissions to state a material fact required to be stated, in Basic’s audited financial statements included in the registration statement.  The sections of the prospectus containing Basic financial information or information derived therefrom may, nonetheless, remain expertised under Section 11(b)(3)(c) of the Securities Act so as to provide a “due diligence” defense to third parties involved in the offer based on any claims asserted in connection with the offering of FieldPoint common stock as part of the offer.

The market price of FieldPoint common stock may decline as a result of the offer.

The market price of FieldPoint’s common stock may decline as a result of the offer.  In particular, FieldPoint will issue 8,732,792 shares of FieldPoint common stock if the maximum number of shares of Basic common stock are exchanged in the offer.  The increase in the number of shares of FieldPoint common stock issued may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, FieldPoint common stock.

Upon your receipt of shares of FieldPoint common stock in the offer, you will become a stockholder in FieldPoint, a Colorado corporation, which may change some of the rights and privileges you hold as a stockholder of Basic, a Delaware corporation.

FieldPoint is a Colorado corporation and is governed by the laws of the State of Colorado and by its articles of incorporation and bylaws.  The Colorado Business Corporations Act (the “CBCA”) extends to stockholders rights and privileges that may not exist under Delaware law and, conversely, does not extend other rights and privileges that you may have as a stockholder of a company governed by Delaware law.  The directors of a Colorado corporation may elect to adopt provisions that have the effect of discouraging a third party from acquiring control of the corporation.  These provisions could limit the price that some investors might be willing to pay in the future for shares of FieldPoint common stock.  These Colorado provisions may also have the effect of discouraging or preventing transactions involving an actual or a threatened change in control of FieldPoint, including unsolicited takeover attempts, even though such a transaction may offer FieldPoint stockholders the opportunity to sell their shares of FieldPoint common stock at a price above the prevailing market price.  See Comparison of Stockholders’ Rights, page 94.

 Risk Factors Relating to FieldPoint’s Business

Oil and gas operations are risky

We compete in the areas of oil and gas exploration, production, development and transportation with other companies, many of which may have substantially larger financial and other resources.  The nature of the oil and gas business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures, the occurrence of any of which could result in losses to us.  We maintain insurance against some, but not all, of these risks in amounts that management believes to be reasonable in accordance with customary industry practices.  The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on our financial position.

A substantial decrease in oil and natural gas prices would have a material impact on us.

Our future financial condition and results of operations are dependent upon the prices we receive for our oil and natural gas production.  Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future.  This price volatility will also affect our common stock price.  We cannot predict oil and natural gas prices and prices may decline in the future.  The following factors have an influence on oil and natural gas prices, including but not limited to:

*	relatively minor changes in the supply of and demand for oil and natural gas;
*	storage availability;
*	weather conditions;
*	market uncertainty;
*	domestic and foreign governmental regulations;
*	the availability and cost of alternative fuel sources;
*	the domestic and foreign supply of oil and natural gas;
*	the price of foreign oil and natural gas;
*	refining capacity;
*	political conditions in oil and natural gas producing regions, including the Middle East; and
*	overall economic conditions.

To counter this volatility we from time to time may enter into agreements to receive fixed prices on our oil and gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, we would not benefit from such increases.

Our business will depend on transportation facilities owned by others.

The marketability of our gas production will depend in part on the availability, proximity, and capacity of pipeline systems owned by third parties.  Although we will have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations.  Federal and state regulation of gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce, gather, and transport natural gas.

Market conditions could cause us to incur losses on our transportation contracts.

Gas transportation contracts that we may enter into in the future may require us to transport minimum volumes of natural gas.  If we ship smaller volumes, we may be liable for the shortfall.  Unforeseen events, including production problems or substantial decreases in the price of natural gas, could cause us to ship less than the required volumes, resulting in losses on these contracts.

Estimating our reserves future net cash flows is difficult to do with any certainty.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control.  The reserve data included in this prospectus represents only estimates.  Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner.  The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment.  As a result, estimates of different engineers often vary.  The estimates of reserves, future cash flows, and present value are based on various assumptions, including those prescribed by the Securities and Exchange Commission, and are inherently imprecise.  There is no assurance that our present oil and gas wells will continue to produce at current or anticipated rates of production, or that production rates achieved in early periods can be maintained.  Actual future production, cash flows, taxes, operating expenses, and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates.  Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment.  A reduction in oil and natural gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and natural gas that could be economically produced, thereby reducing the quantity of reserves.  Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, operating costs, and other factors.  Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

Acquiring interests in other properties involves substantial risks.

We evaluate and acquire interests in oil and natural gas properties which in management's judgment will provide attractive investment opportunities for the addition of production and oil and gas reserves.  To acquire producing properties or undeveloped exploratory acreage will require an assessment of a number of factors including:

	*	Value of the properties and likelihood of future production;
	*	Recoverable reserves;
	*	Operating costs;
	*	Potential environmental and other liabilities;
`	*	Drilling and production difficulties; and
	*	Other factors beyond our control

Such assessments will necessarily be inexact and uncertain.  Because of our limited financial resources, we may not be able to evaluate properties in a manner that is consistent with industry practices.  Such reviews, therefore, may not reveal all existing or potential problems, nor will they permit us to become sufficiently familiar with such properties to assess fully the deficiencies or benefits.

Operational risks in our business are numerous and could materially impact us.

Oil and natural gas drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered.  We can make no assurance that wells in which we have an interest will be productive or that we will recover all or any portion of investment costs.

Our operations are also subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, including, but not limited to, such hazards as:

*	Fires;
*	Explosions;
*	Blowouts;
*	Encountering formations with abnormal pressures;
*	Spills
*	Natural disasters;
*	Pipeline ruptures;
*	Cratering

If any of these events occur in our operations, we could experience substantial losses due to:

*	injury or loss of life;
*	severe damage to or destruction of property, natural resources and equipment;
*	pollution or other environmental damage;
*	clean-up responsibilities;
*	regulatory investigation and penalties; and
*	other losses resulting in suspension of our operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability limit of $1 million.  We do not maintain insurance for damages arising out of exposure to radioactive material.  Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk.  The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

We must comply with environmental regulations.

Exploratory and other oil and natural gas wells must be operated in compliance with complex and changing environmental laws and regulations adopted by federal, state and local government authorities.  The implementation of new, or the modification of existing, laws and regulations could have a material adverse affect on properties in which we may have an interest.  Discharge of oil, natural gas, water, or other pollutants to the oil, soil, or water may give rise to significant liabilities to government and third parties and may require us to incur substantial cost of remediation. We may be required to agree to indemnify sellers of properties purchased against certain liabilities for environmental claims associated with those properties.  We can give no assurance that existing environmental laws or regulations, as currently interpreted, or as they may be reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operations and financial conditions.

Environmental liabilities could adversely affect our business

In the event of a release of oil, natural gas, or other pollutants from our operations into the environment, we could incur liability for personal injuries, property damage, cleanup costs, and governmental fines.  We could potentially discharge these materials into the environment in any of the following ways:

*	from a well or drilling equipment at a drill site;
*	leakage from gathering systems, pipelines, transportation facilities and storage tanks;
*	damage to oil and natural gas wells resulting from accidents during normal operations; and
*	blowouts, cratering, and explosions.

In addition, because we may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators.  Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties.

Competition in the oil and gas industry is intense, and we are smaller and have a more limited operating history than many of our competitors.

We compete with major integrated oil and gas companies and independent oil and gas companies in all areas of operation.  In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties.  Most of our competitors have substantially greater financial and other resources than we have.  In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position.  These competitors may be able to pay more for properties and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than we can.  Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can.  Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.  In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

The oil and gas industry is highly competitive.

The oil and gas industry is highly competitive in all its phases. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of oil and gas prospects suitable for enhanced production efforts, and the hiring of experienced personnel. Our competitors in oil and gas acquisition, development, and production include the major oil companies in addition to numerous independent oil and gas companies, individual proprietors and drilling programs.

Many of our competitors possess and employ financial and personnel resources far greater than those which are available to us. They may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. We must compete against these larger companies for suitable producing properties and prospects, to generate future oil and gas reserves.

Governmental regulations can hinder production.

Domestic oil and gas exploration, production and sales are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, have legal authority to issue, and have issued, rules and regulations affecting the oil and gas industry which often are difficult and costly to comply with and which carry substantial penalties for noncompliance. State statutes and regulations require permits for drilling operations, drilling bonds, and reports concerning operations. Most states where we operate also have statutes and regulations governing conservation matters, including the unitization or pooling of properties. Our operations are also subject to numerous laws and regulations governing plugging and abandonment, discharging materials into the environment or otherwise relating to environmental protection. The heavy regulatory burden on the oil and gas industry increases its costs of doing business and consequently affects its profitability. Changes in the laws, rules or regulations, or the interpretation thereof, could have a materially adverse effect on our financial condition or results of operation.

Minority or royalty interest purchases do not allow us to control production completely.

We sometimes acquire less than the controlling working interest in oil and gas properties. In such cases, it is likely that these properties would not be operated by us. When we do not have controlling interest, the operator or the other co-owners might take actions we do not agree with and possibly increase costs or reduce production income in ways we do not agree with.

Environmental regulations can hinder production.

Oil and gas activities can result in liability under federal, state and local environmental regulations for activities involving, among other things, water pollution and hazardous waste transport, storage, and disposal. Such liability can attach not only to the operator of record of the well, but also to other parties that may be deemed to be current or prior operators or owners of the wells or the equipment involved. We have inspections performed on our properties to assure environmental law compliance, but inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

Government regulations could increase our operating costs

Oil and natural gas operations are subject to extensive federal, state and local laws and regulations relating to the exploration for, and development, production and transportation of, oil and natural gas, as well as safety matters, which may changed from time to time in response to economic conditions.  Matters subject to regulation by federal, state and local authorities include:

*	Permits for drilling operations;
*	The production and disposal of water;
*	Reports concerning operations;
*	Unitization and pooling of properties;
*	Road and pipeline construction;
*	The spacing of wells;
*	Taxation;
*	Production rates;
*	The conservation of oil and natural gas; and
*	Drilling bonds.

Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce.  During the past few years there has been a significant amount of discussion by legislators and the presidential administration concerning a variety of energy tax proposals.  There can be no certainty that any such measure will be passed or what its effect will be on oil and natural gas prices if it is passed.  In addition, many states have raised state taxes on energy sources and additional increases may occur, although there can be no certainty of the effect that increases in state energy taxes would have on oil and natural gas prices. Although we believe it is in substantial compliance with applicable environmental and other government laws and regulations, there can be no assurance that significant costs for compliance will not be incurred in the future.

COMPARATIVE MARKET PRICE DATA

FieldPoint’s common stock is traded on the American Stock Exchange under the symbol “FPP.” Basic’s common stock is quoted on the OTC Bulletin Board under the symbol “BSIC.” The following table lists the closing prices per share for the common stock of FieldPoint and Basic on AMEX and the OTC Bulletin Board, respectively, on January 13, 2009, the last full trading day before FieldPoint announced its intention to commence the tender offer. The table illustrates the number of shares and the per share value of FieldPoint common stock you would receive based on these closing prices and the exchange ratio for the offer.

Per Share Price of FieldPoint Common Stock	Per Share Price of Basic Common Stock	Shares of FieldPoint Common Stock to be Received	Per Share Value of FieldPoint Common Stock to be Received
$2.92	$0.65	2	$1.46

The value of the offer will change as the market prices of FieldPoint common stock and Basic common stock fluctuate during the offer period and thereafter, and may therefore be different from the prices set forth above at the expiration of the offer period and at the time you receive your shares of FieldPoint common stock.  You are encouraged to obtain current market quotations prior to making any decision with respect to the offer.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

Mr. Ray Reaves, President and CEO of Fieldpoint, began investigating Basic and following its stock price in November, 2008.   Consistent with negative market trends impacting the oil and gas industry generally, Basic’s stock price hit its 52 week high in May 21, 2008, and since then its trajectory has been negative, reaching a low of $0.51 per share on November 20, 2008.  Given the dramatic decline in the market value of Basic’s outstanding shares, Mr. Reaves, individually, believing that the shares were undervalued,  made market purchases of the shares in November 2008, consisting of an aggregate of 50,000 shares at an average price of $0.93.

On December 8, 2008, Mr. Reaves attended the Basic annual meeting of shareholders. At that time, he introduced himself to Basic’s three directors: Ray Singleton, Richard Rodgers and Monroe

Robertson, and engaged in general discussions about potential advantages in some form of strategic relationship between the two companies. While the conversation was cordial, no specific proposal was communicated.  While Mr. Singleton indicated he would follow up with Mr. Reaves, since that one meeting there has been no further substantive communication between the companies.

Reasons for the Offer

Basic’s declining reserves and lower levels of activity have resulted in a precipitous drop in stock price, from $3.04 per share in May 2008 to a low of $0.51 on November 20, 2008. Comparatively, the price of FieldPoint shares has experienced significant upside price movement reaching a 52 week high of $8.54 per share in May 2008 and a 52 week low of $0.82 on February 12, 2008, indicating that the potential for stock price growth of Basic assets under FieldPoint’s management affords a significantly higher value.

Fieldpoint believes that one of the factors underlying Basic’s lackluster stock performance is its deteriorating  operating  performance, as evidenced by the following factors derived from its Quarterly Report on Form 10-Q for the three months ended September 30, 2008:  Notwithstanding unprecedented increases in the market prices for crude petroleum and natural gas which combined to produce historic revenues and income, for the three months ended September 30, 2008, Basic reported:

•

a decrease of oil sales volume of 15%;

•

a decrease of BOE sales volume of 7%;

•

an increase in oil and gas production expense of 22%;

•

an increase of overall lifting expense per BOE of 34%;

•

an increase of general and administrative expense of 65%; and

•

an increase of general and administrative expense per BOE of 77%.

compared to the three month period ended September 30, 2007.

The following table summarizes information comparing stock price, earnings and stockholders’ equity of both Fieldpoint and Basic.  This information is derived from publicly available stock price reports and the reports filed by both companies with the SEC.  The pro forma information is derived from the condensed consolidated pro forma financial information included elsewhere in this prospectus and has been prepared based upon the nine month period ended September 30, 2008 and assumes that the minimum tender offer has been successfully completed, with Fieldpoint acquiring 51% of the outstanding shares of Basic common stock in exchange for 4,453,725 shares of Fieldpoint:

	FPP	BSIC	PRO FORMA COMBINED	% CHANGE FOR BASIC SHAREHOLDERS
Market Price per Share (1/13/2009)	$ 2.92	$ 0.65	$2.92	125%
Price to Earnings Ratio	16.08	$ 3.4
S &P P/E			25
52 week high/low	$0.82 –$8.54	$0.51 – $3.04
Average Daily Trading Volume	47,000	15,800

Common shares issued and outstanding @ 9/30/08	8,910,175	17,465,585	13,363,899
Common shares in public float @ 9/30/08	5,194,175	12,180,096	9,647,900
Common shares held by Insiders @ 9/30/08	3,716,000	5,285,489	3,716,000
Stockholders’ Equity @ 9/30/08	$ 10,052,307	$ 14,310,000	$20,368,558	+ 42%
Stockholders’ Equity/Share @ 9/30/08	$ 1.13	$ 0.82	$ 1.52	+ 85%
Total Revenues (9 mo. ending 9/30/08)	$ 5.5 m	$ 8.0 m	$ 9.5 m	+ 19%
Net Income Attributable to FieldPoint	$1,433,868	$2,935,000	2,842,998	-3%
Earnings / Share (9 mo. ending 9/30/08)	$ 0.16	$ 0.17	$ 0.21	+ 24%

As the foregoing table demonstrates, a combination of Fieldpoint and Basic, assuming the minimum offer is completed, will result in tendering Basic shareholders realizing:

•

an increase in stockholders’ equity of 42%

•

an increase in stockholders’ equity per share of 85%;

•

an increase in total revenues of 19%;

•

a probable increase in market value per share, assuming no change in Fieldpoint’s market price, of 125%.

FieldPoint has a good history of expertise and alignment with its shareholders that has provided openness, oversight and increased overall value. A combination between Basic and FieldPoint will allow FieldPoint to provide additional drilling capital to develop Basic assets. Thus, providing Basic shareholders a higher value than might be achieved should Basic’s status quo remain unchanged.

FieldPoint will commit its resources to level development activity necessary to realize the value that has been locked away in the oil and gas properties owned by Basic. FieldPoint’s financial position and its relationships with its vendor and partners will afford full recognition to the potential of these properties, thus ensuring that this value is delivered to shareholders though the ongoing growth of the company.

Advantages of the Amex/NYSE from the Perspective of the Basic Shareholders

FieldPoint is traded on the American Stock Exchange (“AMEX”). Basic is not exchange listed at all, but is quoted on the OTC Bulletin Board (the “Bulletin Board”).  NYSE Euronext recently completed its acquisition of AMEX.  NYSE Euronext’s acquisition means that AMEX is now in the same corporate family as the New York Stock Exchange.

The Bulletin Board does not have any listing requirements and does not regulate the conduct of companies that trade securities through its system.  AMEX, on the other hand, only lists companies that satisfy certain standards, and it requires listed companies to comply with published rules.  AMEX regulates corporate governance, director independence, and increased control through shareholder votes that would not otherwise be required by state law.

Notable trading benefits of AMEX are improved liquidity, better access to capital markets, more stability in the trading platform and a dedicated specialist firm working in conjunction with the company who will handle all trades in the stock. Historically, companies on this exchange can look forward to better recognition with investors, and gain liquidity in a more efficient market in which to trade. This efficiency leads to better price stability and more difficulty for traders to short the stock, all of which are benefits shareholders want. Shares of AMEX listed securities are also marginable under Reg. T.

It is worth noting that due to Basic’s low stock price, Basic does not satisfy AMEX’s listing standards.  By exchanging Basic shares for Fieldpoint’s AMEX exchange-listed shares, Basic shareholders will automatically realize the benefits of holding shares of a listed company.  In addition to the increased liquidity and ability to trade on margin, Basic shareholders would immediately gain the following protections:

•

audit, nominating and compensation committees with mandated independence requirements;

•

required disclosure of certain information to AMEX;

•

oversight by AMEX’s compliance department;

•

required shareholder votes to approve stock issuances for certain transactions in which directors, officers or significant shareholders have a financial interest;

•

required shareholder votes to approve issuances that would result in an increase of outstanding shares by more than 20%;

•

required shareholder votes to approve issuances of shares below a certain value under certain circumstances; and

•

required shareholder votes to approve transactions that would involve any of AMEX’s original listing standards.

THE OFFER

FieldPoint is offering to exchange up to 17,465,585 of common stock of Basic at an exchange ratio of two (2) shares of Basic Stock for each one (1) share of FieldPoint common stock, upon the terms and subject to the conditions in this prospectus and accompanying letter of transmittal. This offer is referred to in this prospectus as the “exchange offer” or the “offer.” In addition, you will receive cash instead of any fractional shares of FieldPoint common stock to which you may be entitled.

If you are a registered stockholder and tender your shares of Basic common stock directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you hold your shares through a broker or bank, you should consult your institution as to whether or not they will charge you any service fees. Except as set forth in the instructions to the revised letter of transmittal, transfer taxes on the exchange of shares of Basic common stock pursuant to the offer will be paid by FieldPoint.

Extension, Termination and Amendment of the Offer

The offer will expire at 5:00 p.m., Denver, Colorado time, on ____________ (a date at least 20 business days after commencement of the exchange offer), unless extended to a later date by FieldPoint (the “Expiration Date”). Subject to the rules of the SEC and the terms and conditions of this offer, FieldPoint reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the offer remains open, and FieldPoint can do so by giving oral or written notice of such extension to the exchange agent. If FieldPoint decides to so extend the offer, FieldPoint will make an announcement to that effect no later than 9:00 a.m., Denver, Colorado time, on the next business day after the previously scheduled expiration date. FieldPoint is not making any assurance that it will exercise its right to extend the offer, although it currently intends to do so until all conditions to the offer have been satisfied or waived.  During any such extension, all shares of Basic common stock previously tendered and not withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Basic common stock.  See The Offer—Withdrawal Rights, page 36.

To the extent legally permissible, FieldPoint also reserves the right, in its sole discretion, at any time or from time to time:

*	to delay acceptance for exchange of, or exchange of, any shares of Basic common stock pursuant to the offer in order to comply in whole or in part with applicable law;

*

to terminate the offer and not accept or exchange any shares of Basic common stock not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date; and

*	to waive any condition or otherwise amend the offer in any respect.

In addition, even if FieldPoint has accepted for exchange, but not exchanged, shares in the offer, it may terminate the offer and not exchange shares of Basic common stock that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

FieldPoint will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter.  In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Denver, Colorado time, on the next business day after the previously scheduled expiration date.  Subject to applicable law and without limiting the manner in which FieldPoint may choose to make any public announcement, FieldPoint assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release.

FieldPoint acknowledges that Rule 14e-1(c) under the Exchange Act requires FieldPoint to pay the consideration offered or return the shares of Basic common stock tendered promptly after the termination or withdrawal of the offer. FieldPoint will make the exchange offer for a minimum of 20 business days, as required by SEC rules.

FieldPoint confirms to you that if it makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, it will extend the offer to the extent required under the Exchange Act.  If, prior to the expiration date, FieldPoint changes the percentage of shares of Basic common stock being sought or the consideration offered to you, that change will apply to all holders whose shares of Basic common stock are accepted for exchange pursuant to FieldPoint’s offer, regardless of whether the shares were tendered before or after the change.  If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, FieldPoint will extend the offer until the expiration of that ten business day period.  For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Denver, Colorado time.

Further, SEC Rule 14d-11 permits FieldPoint to provide a subsequent offering period after the expiration of the offer under certain conditions and with certain limitations.

Exchange of Basic Shares; Delivery of FieldPoint Common Stock

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), FieldPoint will accept for exchange, and will exchange a minimum of 8,907,448 and up to 17,465,585 shares of Basic common stock validly tendered and not properly withdrawn promptly after the expiration date.  In addition, subject to applicable rules of the SEC, FieldPoint expressly reserves the right to delay acceptance for exchange of, or the exchange of, shares of Basic common stock in order to comply with any applicable law.  In all cases, exchange of shares of Basic common stock tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of certificates for those shares of Basic common stock (or a confirmation of a book-entry transfer of those shares of Basic common stock in the exchange agent’s account at The Depository Trust Company, referred to as “DTC”), a properly completed and duly executed letter of transmittal and any other required documents.

For purposes of the offer, FieldPoint will be deemed to have accepted for exchange shares of Basic common stock validly tendered and not properly withdrawn as, if and when it notifies the exchange agent of its acceptance of the tenders of those shares of Basic common stock pursuant to the offer.  The exchange agent will deliver FieldPoint common stock in exchange for shares of Basic common stock pursuant to the offer and cash instead of fractional shares of FieldPoint common stock promptly after receipt of such notice.  The exchange agent will act as your agent for the purpose of receiving FieldPoint common stock (and cash to be paid instead of fractional shares of FieldPoint common stock) from FieldPoint and transmitting such stock and cash to you.  You will not receive any interest on any cash that FieldPoint pays you, even if there is a delay in making the exchange.

If FieldPoint does not accept any tendered shares of Basic common stock for exchange pursuant to the terms and conditions of the offer for any reason (including shares not accepted because of proration), or if certificates are submitted for more shares of Basic common stock than are tendered, FieldPoint will return certificates for such unexchanged shares of Basic common stock without expense to the tendering stockholder or, in the case of shares of Basic common stock tendered by book-entry transfer of such shares of Basic common stock into the exchange agent’s account at DTC pursuant to the procedures set forth below in The Offer—Procedure for Tendering, page 33, those shares of Basic common stock will be credited to an account maintained within DTC promptly following expiration or termination of the offer.

Cash Instead of Fractional Shares of FieldPoint Common Stock

FieldPoint will not issue certificates representing fractional shares of FieldPoint common stock pursuant to the offer.  Instead, each tendering stockholder who would otherwise be entitled to a fractional share of FieldPoint common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the average of the closing prices, rounded to four decimal points, of FieldPoint common stock for the 15 consecutive trading day period ending on the third trading day before the expiration date.

Procedure for Tendering

For you to validly tender shares of Basic common stock pursuant to the offer, either (a) a properly completed and duly executed letter of transmittal, along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered shares of Basic common stock must be received by the exchange agent at such address or those shares of Basic common stock must be tendered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of receipt of such tender, referred to as a “book-entry confirmation,” must be received), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedures set forth below under The Offer—Guaranteed Delivery, page 35.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the shares of Basic common stock that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that FieldPoint may enforce that agreement against such participant.

Tendering stockholders may use the letter of transmittal and the notice of guaranteed delivery circulated with this prospectus. Stockholders using the letter of transmittal to tender their shares will be deemed to be tendering pursuant to the terms and conditions contained in this prospectus.

The exchange agent has established accounts with respect to the shares of Basic common stock at DTC in connection with the offer, and any financial institution that is a participant in DTC may make book-entry delivery of shares of Basic common stock by causing DTC to transfer such shares into the exchange agent’s account in accordance with DTC procedure for such transfer.  However, although delivery of shares of Basic common stock may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed.  FieldPoint cannot assure you that book-entry delivery of Basic shares will be available.  If book-entry delivery is not available, you must tender Basic shares by means of delivery of Basic share certificates or pursuant to the guaranteed delivery procedures set forth below under The Offer—Guaranteed Delivery, page 35.

Signatures on all letters of transmittal must be guaranteed by an eligible institution (as defined below), except (1) in cases in which shares of Basic common stock are tendered by a registered holder of shares of Basic common stock who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or (2) if shares of Basic common stock are tendered for the account of a financial institution that is a member of the Securities Transfer Agents Medallion Program or by any other “eligible guarantor institution,” as that term is defined in SEC Rule 17Ad-15 (each of the foregoing is referred to as an “eligible institution”).  Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you.

If the certificates for shares of Basic common stock are registered in the name of a person other than the person who signs the letter of transmittal, or if the offer consideration is to be delivered, or certificates for unexchanged shares of Basic common stock are to be issued, to a person other than the registered holder(s), the Basic share certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

In all cases, FieldPoint will exchange shares of Basic common stock tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares of Basic common stock (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), properly completed and duly executed letter(s) of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

By executing a letter of transmittal as set forth above, you irrevocably appoint FieldPoint’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Basic common stock tendered and accepted for exchange by FieldPoint and with respect to any and all other shares of Basic common stock and other securities issued or issuable in respect of the shares of Basic common stock on or after the expiration date.  That appointment is effective, and voting rights will be affected, when and only to the extent that FieldPoint deposits with the exchange agent the shares of its common stock and the cash in lieu of fractional shares in consideration for the shares of Basic common stock that you have tendered.  All such proxies will be considered coupled with an interest in the tendered shares of Basic common stock and therefore will not be revocable.  Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective).  FieldPoint’s designees will, with respect to the shares of Basic common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Basic’s stockholders or otherwise.  FieldPoint reserves the right to require that, in order for shares of Basic common stock to be deemed validly tendered, immediately upon the exchange of those shares, FieldPoint must be able to exercise full voting rights with respect to those shares.

The method of delivery of Basic share certificates and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent.  If delivery is by mail, FieldPoint recommends registered mail with return receipt requested, properly insured.  In all cases, you should allow sufficient time to ensure timely delivery.

To prevent backup federal income tax withholding, you must provide the exchange agent with your correct taxpayer identification number and certify whether you are subject to backup withholding of federal income tax by completing the substitute Form W-9 included in the letter of transmittal.  Some stockholders (including, among others, all corporations and some foreign individuals) are not subject to these backup withholding and reporting requirements.  In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit a form W-8BEN, signed under penalties of perjury, attesting to that individual’s exempt status.

Guaranteed Delivery

If you wish to tender shares of Basic common stock pursuant to the offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or complete the procedure for book-entry transfer on a timely basis, your shares of Basic common stock may nevertheless be tendered, as long as all of the following conditions are satisfied:

*	you make your tender by or through an eligible institution;

*

a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by FieldPoint, is received by the exchange agent as provided below prior to the expiration date; and

*

the certificates for all tendered shares of Basic common stock (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal, are received by the exchange agent within three trading days after the date of execution of such notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand, overnight courier, facsimile transmission or mail to the exchange agent.  The notice must include a guarantee by an eligible institution in the form set forth in the notice.

The tender of shares of Basic common stock pursuant to any of the procedures described above will constitute a binding agreement between FieldPoint and you upon the terms and subject to the conditions of the offer.

Matters Concerning Validity and Eligibility

FieldPoint will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Basic common stock, in its sole discretion, and its determination will be final and binding to the fullest extent permitted by law.  FieldPoint reserves the absolute right to reject any and all tenders of shares of Basic common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful.  FieldPoint also reserves the absolute right to waive any defect or irregularity in the tender of any shares of Basic common stock.  No tender of shares of Basic common stock will be deemed to have been validly made until all defects and irregularities in tenders of shares of Basic common stock have been cured or waived.  None of FieldPoint, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of Basic common stock or will incur any liability for failure to give any such notification.  FieldPoint’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding to the fullest extent permitted by law.

If you have any questions about the procedure for tendering shares of Basic common stock, please contact FieldPoint at its address and telephone numbers set forth on the back cover of this prospectus.

Withdrawal Rights

You can withdraw tendered shares at any time until the offer has expired and, if FieldPoint has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after that date until it accepts shares for exchange.  If FieldPoint elects to extend the offer, is delayed in its acceptance for exchange of shares of Basic common stock or is unable to accept shares of Basic common stock for exchange pursuant to the offer for any reason, then, without prejudice to FieldPoint’s rights under the offer, the exchange agent may, on behalf of FieldPoint, retain tendered shares of Basic common stock, and such shares of Basic common stock may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be by an extension of the offer to the extent required by law. See The Offer — Extension, Termination and Amendment, page 31.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at one of its addresses set forth on the back cover page of this prospectus. Any such notice of withdrawal must specify the name of the person who tendered the shares of Basic common stock to be withdrawn, the number of shares of Basic common stock to be withdrawn and the name of the registered holder of such shares of Basic common stock, if different from that of the person who tendered such shares of Basic common stock. If certificates evidencing shares of Basic common stock to be withdrawn have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the exchange agent and, unless such shares of Basic common stock have been tendered by or for the account of an eligible institution, the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution. If shares of Basic common stock have been tendered pursuant to the procedure for book-entry transfer as set forth in The Offer — Procedure for Tendering, page 33, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of Basic common stock.

 Withdrawals of shares of Basic common stock may not be rescinded. Any shares of Basic common stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares of Basic common stock may be re-tendered by their owner at any time prior to the expiration date by following one of the procedures discussed under The Offer—Procedure for Tendering, page 33, or The Offer—Guaranteed Delivery, page 35.

FieldPoint will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding to the fullest extent permitted by law.  None of FieldPoint, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Announcement of Results of the Offer

FieldPoint will announce by press release the final results of the offer, including whether all of the conditions to the offer have been fulfilled or waived and whether FieldPoint will accept the tendered shares of Basic common stock for exchange, promptly after expiration of the offer.

Ownership of FieldPoint After the Offer

On December 31, 2008, 8,910,175 shares of FieldPoint common stock were issued and outstanding, including shares issuable on the exercise of outstanding stock options. Based on the exchange ratio for the offer:

*

if the maximum of 17,465,585 of Basic common stock are exchanged for FieldPoint Shares, former Basic stockholders would own, in the aggregate, approximately 49.5% of the outstanding shares of FieldPoint common stock.

*

if the minimum of 8,907,448  of Basic common stock are exchanged for FieldPoint Shares, former Basic stockholders would own, in the aggregate, approximately 33.3% of the outstanding shares of FieldPoint common stock.

Taxation

The following is a discussion of certain U.S. federal income tax consequences of the offer to holders of Basic common stock whose stock is exchanged for FieldPoint common stock pursuant to the offer.  The discussion is based on the Internal Revenue Code of 1986, as amended, referred to in this prospectus as the “Code,” applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date of this offer, all of which may change, possibly with retroactive effect.  The discussion applies only to stockholders who hold their Basic common stock as capital assets and may not apply to stockholders subject to special rules under the Code, including, without limitation, persons who acquired their Basic common stock upon the exercise of stock options or otherwise as compensation, financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes, tax-exempt organizations, persons who are subject to alternative minimum tax, persons who hold Basic common stock as a position in a “straddle” or as part of a “hedging” or “conversion” transaction or other integrated investment, or persons that have a functional currency other than the United States dollar.  This discussion does not address the U.S. federal tax consequences to any stockholder of Basic who, for U.S. federal income tax purposes, is a non-resident alien individual, foreign corporation, foreign partnership or foreign estate or trust, and does not address any state, local or foreign tax consequences of the offer.

Because individual circumstances may differ, each stockholder should consult such stockholder’s tax advisor regarding the applicability of the rules discussed below to such stockholder and the particular tax effects to such stockholder of the offer, including the application and effect of state, local, and foreign tax laws.

The receipt of FieldPoint common stock in exchange for Basic common stock pursuant to the offer is expected to be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder who exchanges Basic common stock pursuant to the offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the fair market value on the date of acceptance for exchange pursuant to the offer of the FieldPoint common stock received and the holder’s adjusted tax basis in the Basic common stock exchanged pursuant to the offer.  Gain or loss will be determined separately for each block of Basic common stock (i.e., Basic common stock acquired at the same cost in a single transaction) exchanged pursuant to the offer.  Any such gain or loss generally will be long-term capital gain or loss if the stockholder has held the Basic common stock for more than one year on the date of acceptance for exchange pursuant to the offer.  Long-term capital gain of noncorporate stockholders is generally taxable at a maximum rate of 15%.  Certain limitations apply to the use of capital losses.

A holder’s tax basis in the FieldPoint common stock received pursuant to the offer will equal its fair market value on the date of acceptance for exchange pursuant to the offer.  A holder’s holding period in the FieldPoint common stock received will begin the day following the date of acceptance for exchange pursuant to the offer.

No Dissenters’ Rights

Dissenters’ rights are the rights of stockholders, in certain cases, to receive “fair value” for their shares, plus accrued interest, as determined by a statutorily prescribed process, which may include a judicial appraisal process. Dissenters’ rights are not available to Basic shareholders in this offer.

Delaware Business Combination Statute

Section 203 of the DGCL provides for a three-year moratorium on certain business combinations with “interested stockholders” (generally, persons who own, individually or with or through other persons, 15% or more of the corporation’s outstanding voting stock). After the exchange offer, FieldPoint will be an interested person with respect to Basic. This moratorium, or prohibition, on mergers, consolidations, and other transactions is subject to the following exceptions: (a) the business combination or transaction in which the stockholder becomes an interested stockholder is approved by the board of directors of the corporation prior to the stockholder becoming an interested stockholder; (b) the business combination is with an interested stockholder who became an interested stockholder in a transaction whereby such interested stockholder acquired at least 85% of the corporation’s voting stock, excluding shares held by directors who are also officers and by certain employee stock plans; or (c) the business combination is approved by the corporation’s board of directors and is authorized at a meeting by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. However, the DGCL permits a corporation to opt out of the restrictions imposed by Section 203 in its certificate of incorporation. Basic has not opted out of Section 203 in its certificate of incorporation, and accordingly Section 203 will apply to transactions between FieldPoint and Basic after the exchange offer unless a proposed business combination is approved by Basic’s board of directors and by a vote of at least two thirds of the outstanding voting stock that is not owned by FieldPoint, or Fieldpoint acquires at least 85% of the issued and outstanding shares of Basic common stock in the tender offer. FieldPoint has no current plans to enter into a business combination with Basic after the exchange offer, but reserves the right to do so in the future as part of a “going private” series of transactions.

Effect of the Offer on the Market for Shares of Basic Common Stock; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of Basic Common Stock

According to Basic’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008, the shares of  Basic common stock are quoted on the OTC Bulletin Board and there were approximately 1,868 holders of record of Basic common stock as of July 10, 2008.  The exchange of shares of Basic common stock by FieldPoint pursuant to the offer will reduce the number of holders of Basic common stock and the number of shares of Basic common stock held by individual holders and could adversely affect the liquidity and market value of the shares of Basic common stock.

Registration Under the Exchange Act

Based upon Basic’s public filings with the SEC, FieldPoint believes that Basic common stock is currently registered under the Exchange Act.  FieldPoint does not expect the offer to result in the termination of the registration of the Basic common stock under the Exchange Act.  However, Fieldpoint reserves the right to undertake subsequent to the completion of the exchange offer one or more “going private” transactions which could result in Basic’s common stock being deregistered under the Exchange Act.

Margin Regulations

Basic common stock is not a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, and is therefore not subject to the margin regulations of the Federal Reserve Board.  As Fieldpoint’s common stock is traded on a national securities exchange, AMEX, the shares do qualify as “margin securities” under the regulations of the Federal Reserve Board.

Conditions of the Offer

Notwithstanding any other provision of the offer, FieldPoint is not required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to FieldPoint’s obligation to pay for or return tendered shares promptly after termination or expiration of the offer), exchange any shares of Basic common stock, and may terminate or amend the offer, if, at the expiration date, any of the following conditions have not been satisfied or, to the extent legally permissible, waived:

*

the “registration statement condition”—the registration statement of which this prospectus is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and FieldPoint shall have received all necessary state securities law or “blue sky” authorizations; and

*

the “listing condition”— the shares of FieldPoint common stock to be issued pursuant to the offer shall have been authorized for listing on such national securities exchange, subject to official notice of issuance. Such listing will require the approval of the Fieldpoint shareholders under Section 712(b) of the AMEX Rules of Governance.

*

the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the offer that number of shares of Basic common stock representing, together with the shares owned by FieldPoint’s affiliates, at least 51% of the total voting power of all of the outstanding securities of Basic entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis immediately prior to the expiration of the offer;

*	the “antitrust condition”—any waiting periods under applicable antitrust laws shall have expired or terminated;

*

the “Basic material agreements condition”—FieldPoint shall have received all consents, waivers and approvals required under the terms of Basic’s material agreements, including indebtednesses,  in order for FieldPoint to consummate the offer; and

*

the “stockholder approval condition”—FieldPoint’s stockholders shall have approved, as and to the extent required by the rules of any national securities exchange on which the FieldPoint common stock is listed, the issuance of shares of FieldPoint common stock pursuant to the offer.

In addition, notwithstanding any other provision of the offer, FieldPoint is not required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to FieldPoint’s obligation to pay for or return tendered shares promptly after termination or expiration of the offer), exchange any shares of Basic common stock, and may terminate or amend the offer, if, at any time on or after the date of this prospectus and before the expiration of the offer, any of the following conditions exist:

(i)

there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the offer, the acceptance for exchange of or exchange of some or all of the shares of Basic common stock sought by FieldPoint or any of its subsidiaries or affiliates, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the offer, (c) seeking to impose limitations on FieldPoint’s ability or that of any of its subsidiaries or affiliates effectively to exercise any rights as record or beneficial owner of the shares of Basic common stock acquired or owned by FieldPoint or any of its subsidiaries or affiliates, including, without limitation, the right to vote any shares acquired or owned by FieldPoint or any of its subsidiaries or affiliates on all matters properly presented to Basic’s stockholders, (d) seeking to require divestiture by FieldPoint or any of its subsidiaries or affiliates of any shares of Basic common stock, or (e) that otherwise, in FieldPoint’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Basic or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Basic common stock; or

(ii)

any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the offer or the acceptance for exchange of or exchange of shares of Basic common stock, by any court, government or governmental authority or agency, domestic, foreign or supranational, or of any applicable foreign statutes or regulations (as in effect as of the date of this prospectus) to the offer, that, in FieldPoint’s reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (e) of paragraph (i) above; or

(iii)

any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Basic or any of its subsidiaries or affiliates that, in FieldPoint’s reasonable judgment, is or may be materially adverse to Basic or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Basic common stock; or

(iv)

there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the date of the offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in FieldPoint’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations of Basic and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) any material adverse change in the market price of the shares of Basic common stock or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in FieldPoint’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of the date of the amended offer, a material acceleration or worsening thereof; or

(v)

(a) a tender or exchange offer for some or all of the shares of Basic common stock has been publicly proposed to be made or has been made by another person (including Basic or any of its subsidiaries or affiliates), or has been publicly disclosed, or any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or publicly proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Basic (including Basic common stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Basic (including Basic common stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this prospectus, (b) any such person or group which, prior to the date of this prospectus, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Basic, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Basic constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Basic or (d) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire Basic or any assets or securities of Basic; or

(vi)

Basic or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the shares of Basic common stock or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of Basic common stock or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional shares of Basic common stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of Basic common stock or options to employees or directors in the ordinary course of business consistent with past practice), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Basic, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Basic, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Basic or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in FieldPoint’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Basic or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Basic common stock, (i) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the offer or the acceptance for exchange of or exchange of some of or all the shares of Basic common stock sought by FieldPoint, (j) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Basic or any of its subsidiaries, or (k) amended, or authorized or proposed any amendment to, its articles of incorporation or bylaws (or other similar constituent documents); or

(vii)

(a) any material contractual right of Basic or any of its subsidiaries has been impaired or otherwise adversely affected or any material amount of indebtedness of Basic or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the offer or (b) any covenant, term or condition in any instrument or agreement of Basic or any of its subsidiaries, in FieldPoint’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of Basic or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the shares of Basic common stock (including, without limitation, any event of default that may ensue as a result of or in connection with the offer or the acceptance for exchange of or exchange of some or all of the shares of Basic common stock sought by FieldPoint); or

(viii)

FieldPoint or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Basic providing for a merger or other similar business combination with Basic or any of its subsidiaries or the purchase of securities or assets of Basic or any of its subsidiaries, or FieldPoint and Basic reach any other agreement or understanding pursuant to which it is agreed that the offer will be terminated; or

(ix)

Basic or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving Basic or any of its subsidiaries or the purchase of securities or assets of Basic or any of its subsidiaries any type of option, warrant or right which, in FieldPoint’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of Basic common stock or other securities, assets or business of Basic or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in FieldPoint’s reasonable judgment, in any such case, makes it inadvisable to proceed with such acceptance for exchange or exchange.

The satisfaction or existence of any of the conditions to the offer will be determined by FieldPoint in its sole discretion.  These conditions are for the sole benefit of FieldPoint and its affiliates and may be asserted by FieldPoint in its sole discretion regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by FieldPoint in its sole discretion in whole or in part at any time or from time to time before the expiration date (provided that all conditions to the offer must be satisfied or waived prior to the expiration of the offer).  FieldPoint expressly reserves the right to waive any of the conditions to the offer (to the extent legally permissible) and to make any change in the terms of or conditions to the offer.  FieldPoint’s failure at any time to exercise its rights under any of these conditions will not be deemed a waiver of any such right.  The waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.  Each such right will be deemed an ongoing right which may be asserted at any time or from time to time, except that any such right may not be asserted after the expiration date.  Any determination made by FieldPoint concerning the events described in this section will be final and binding upon all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.

Dividends and Distributions

If on or after the date of this prospectus, Basic:

(a) splits, combines or otherwise changes its shares of common stock or its capitalization,

(b) acquires shares of its common stock or otherwise causes a reduction in the number of outstanding shares,

(c) issues or sells any additional shares of its common stock (other than shares or options issued to employees or directors in the ordinary course of business consistent with past practice), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, or

(d) discloses that it has taken such action,

then, without prejudice to FieldPoint’s rights under The Offer—Extension, Termination and Amendment and —Conditions of the Offer, FieldPoint may, in its sole discretion, terminate the offer or make such adjustments in the exchange ratio and other terms of the offer as it deems appropriate including, without limitation, the number or type of securities to be purchased.

Certain Legal Matters; Regulatory Approvals

General

FieldPoint is not aware of any governmental license or regulatory permit that appears to be material to Basic’s business that might be adversely affected by FieldPoint’s acquisition of shares of Basic common stock pursuant to the offer or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for FieldPoint’s acquisition or ownership of shares of Basic common stock pursuant to the offer.  Should any of these approvals or other actions be required, FieldPoint currently contemplates that these approvals or other actions will be sought.  There can be no assurance that any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions) or that if these approvals were not obtained or these other actions were not taken adverse consequences might not result to FieldPoint, Basic or any of their respective subsidiaries, which could result in the failure of a condition to the offer.  FieldPoint’s obligation under the offer to accept for exchange and exchange shares of Basic common stock is subject to certain conditions.  See The Offer—Conditions of the Offer, page 40.

Antitrust

FieldPoint does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the proposed transaction.  Nevertheless, the Antitrust Division of the Department of Justice, referred to in this prospectus as the “Antitrust Division,” and the Federal Trade Commission, referred to in this prospectus as the “FTC,” frequently scrutinize the legality under the antitrust laws of transactions such as FieldPoint’s acquisition of shares pursuant to the offer.  At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the offer or seeking divestiture of the shares so acquired or divestiture of FieldPoint’s or Basic’s material assets.  Private parties (including individual states) may also bring legal actions under the antitrust laws.  Based on an examination of the publicly available information relating to the business in which Basic is engaged, FieldPoint does not believe that the consummation of the offer will result in a violation of any applicable antitrust laws.  However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.  See “Conditions of the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

Relationships with Basic

Except as set forth in this prospectus, neither FieldPoint nor any of its affiliates nor, to the best of its knowledge, any of its directors or executive officers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Basic, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as otherwise described in this prospectus, during the two years before the date of this prospectus, there have been no contracts, negotiations or transactions between FieldPoint, any of its affiliates or, to the best of its knowledge, any of the persons listed on Schedule I to this prospectus, and Basic or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisitions of securities, election of directors, or sale or other transfer of a material amount of assets. See, Background of the Offer, page 27.

As of the date of this prospectus, FieldPoint beneficially owned no shares of Basic common stock. Mr. Ray Reaves, President, CEO and director of FieldPoint beneficially owns 60,000 shares of Basic common stock. No other affiliate of Fieldpoint beneficially owns any shares of Basic common stock.

Source and Amount of Funds

FieldPoint estimates that the total amount of cash required to complete the transactions contemplated by the offer, including payment of cash in lieu of fractional shares and payment of fees and expenses related to the transactions, will be approximately $150,000. FieldPoint intends to pay these costs from its available cash on hand.

Pro Forma Financial Information

The following unaudited pro forma condensed consolidated statements of operations of Fieldpoint Petroleum Corporation (“Fieldpoint”) gives effect to the acquisition of 51% of the issued and outstanding shares of Basic common stock by Fieldpoint as if such transaction occurred on January 1, 2007.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2008 is derived from the unaudited financial statements of Fieldpoint and Basic.  The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2007 is derived from the historical statements of operations of Fieldpoint for the year ended December 31, 2007 and for the year ended March 31, 2008 of Basic.

   The unaudited pro forma condensed consolidated balance sheet at September 30, 2008 gives effect to the acquisition of 51% of Basic shares as if such transaction occurred on September 30, 2008.  The unaudited pro forma condensed consolidated balance sheet is derived from the historical balance sheets of Fieldpoint and Basic as of September 30, 2008.

     The unaudited pro forma condensed consolidated financial data do not reflect the effects of any anticipated changes to be made by Fieldpoint in its operations from the historical  operations,  are presented for  informational purposes only and should not be construed to be  indicating  (i) the results of operations or the financial  position of Fieldpoint that  actually  would have occurred had the proposed minimum offer  been  consummated  as of the  dates indicated  or (ii) the  results  of operation or the financial position of Fieldpoint in the future.

     This unaudited pro forma condensed consolidated financial information and notes thereto should be read in conjunction with our historical financial statements and the related notes thereto and the historical audited financial statements of Basic included herein.

FieldPoint Petroleum Corporation
CONDENSED CONSOLIDATED PROFORMA BALANCE SHEET
(UNAUDITED)

	FPP	BSIC				PROFORMA
	September 30,			Pro forma		September 30,
	2008	2008		Adjustments		2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 2,206,657	$ 5,754,000				$ 7,960,657
Short-term investments	658,492	-				658,492
Accounts receivable:						-
Oil and natural gas sales	548,734	1,737,000				2,285,734
Joint interest and other receivables, net	169,121	574,000				743,121
Prepaid expenses and other current assets	48,244	286,000				334,244
Total current assets	3,631,248	8,351,000				11,982,248

PROPERTY AND EQUIPMENT:
Oil and natural gas properties	17,256,098	32,574,000				49,830,098
Other Equipment	89,248	747,000				836,248
Less accumulated depletion and depreciation	(5,251,226)	(19,238,000)				(24,489,226)
Net property and equipment	12,094,120	14,083,000				26,177,120

EXCESS PURCHASE PRICE OVER BOOK VALUE	-	-	.	6,212,062	a	6,212,062

Total assets	$ 15,725,368	$ 22,434,000		$6,212,062		$ 44,371,430

See accompanying notes to these financial statements

(continued on following page)

(continued from previous page)

FieldPoint Petroleum Corporation
CONDENSED CONSOLIDATED PROFORMA BALANCE SHEET
(UNAUDITED)
FPP	BSIC		PROFORMA
September 30,		Pro forma	September 30,
2008	2008	Adjustments	2008

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$ 394,039	$ 2,890,000	150,000	a	$ 3,434,039
Oil and natural gas revenues payable	153,436	-			153,436
Deferred income taxes-current	-	-			-
Total current liabilities	547,475	2,890,000			3,587,475

LONG-TERM DEBT	3,489,125	-			3,489,125
DEFERRED INCOME TAXES	889,700	3,365,000			4,254,700
ASSET RETIREMENT OBLIGATION	746,761	1,869,000			2,615,761
Total liabilities	5,673,061	8,124,000			13,947,061

STOCKHOLDERS' EQUITY:
Common stock	$ 89,101	$ 17,000	44,537	a
			(17,000)	b	$ 133,638
Additional paid-in capital	4,573,580	22,798,000	10,421,715	a
			(22,798,000)	b	14,995,295
Retained earnings (deficit)	5,632,032	(8,482,000)	8,482,000	b
			(150,000)	a	5,482,032
Treasury stock, at cost	(242,406)	(23,000)	23,000	b	(242,406)
Noncontrolling interest	-	-	10,055,810	e	10,055,810
Total stockholders' equity	10,052,307	14,310,000	6,062,062		30,424,369
Total liabilities and stockholders' equity	$ 15,725,368	$ 22,434,000	$ 6,212,062		$ 44,371,430

See accompanying notes to these financial statements

FieldPoint Petroleum Corporation
CONDENSED CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS
(UNAUDITED)
			Pro forma
	FPP	BSIC	Adjustments		PROFORMA
	Nine Months Ended
	September 30, 2008
REVENUE:
Oil and natural gas sales	$ 5,361,050	$ 7,952,000			$ 13,313,050
Other revenue	101,996	60,000			161,996
Total revenue	5,463,046	8,012,000			13,475,046

COSTS AND EXPENSES:
Production	1,660,699	2,531,000			4,191,699
Depletion and depreciation	831,000	572,000	273,000	c	1,676,000
Impairment of oil and natural gas properties	-	-			-
Accretion of discount on asset retirement obligations	46,000	65,000			111,000
General and administrative	493,689	756,000			1,249,689
Total costs and expenses	3,031,388	3,924,000			7,228,388

OPERATING INCOME	2,431,658	4,088,000			6,246,658

OTHER INCOME (EXPENSE):
Interest and other income	15,095	78,000			93,095
Interest and other expense	(137,578)	(32,000)			(169,578)
Unrealized gains on short-term investments	(143,041)	-			(143,041)
Miscellaneous income (expense)	(266)	-			(266)
Total other income (expense)	(265,790)	46,000			(219,790)

INCOME BEFORE INCOME TAXES	2,165,868	4,134,000			6,026,868
INCOME TAX PROVISION	(732,000)	(1,199,000)	101,000	d	(1,830,000)
CONSOLIDATED NET INCOME	$ 1,433,868	$ 2,935,000			$ 4,196,868

LESS: NET INCOME - NONCONTROLLING INTEREST			(1,353,870)	e	(1,353,870)

NET INCOME ATTRIBUTABLE TO FIELDPOINT	$ 1,433,868	$ 2,935,000			$ 2,842,998

NET INCOME PER SHARE:
BASIC	$ 0.16	$ 0.17			$ 0.21
DILUTED	$ 0.16	$ 0.17			$ 0.21

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC	8,910,175	17,465,585	4,453,724		13,363,899
DILUTED	8,910,175	17,502,071	4,453,724		13,363,899

See accompanying notes to these financial statements

FieldPoint Petroleum Corporation
CONDENSED CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS
(UNAUDITED)
			Pro forma
	FPP	BSIC	Adjustments		PROFORMA
	Year Ended
REVENUE:	Dec. 31, 2007		March 31, 2008
Oil and natural gas sales	$ 4,251,190	$ $7,415,000			$ 11,666,190
Other revenue	158,334	32,000			190,334
Total revenue	4,409,524	7,447,000			11,856,524

COSTS AND EXPENSES:
Production	1,653,467	2,768,000			4,421,467
Depletion and depreciation	870,069	685,000	229,000	c	1,784,069
Impairment of oil and natural gas properties	276,635	-			276,635
Accretion of discount on asset retirement obligations	43,768	114,000			157,768
General and administrative	739,715	716,000			1,455,715
Total costs and expenses	3,583,654	4,283,000			8,095,654

OPERATING INCOME	825,870	3,164,000			3,760,870

OTHER INCOME (EXPENSE):
Interest and other income	12,242	152,000			164,242
Interest and other expense	(113,635)	(28,000)			(141,635)
Unrealized gains on short-term investments	29,571	-			29,571
Miscellaneous income	35,530	-			35,530
Total other income (expense)	(36,292)	124,000			87,708

INCOME BEFORE INCOME TAXES	789,578	3,288,000			3,848,578
INCOME TAX PROVISION	(231,500)	(1,525,000)	85,000	d	(1,671,500)
CONSOLIDATED NET INCOME	$ 558,078	$1,763,000			$2,177,078
LESS: NET INCOME - NONCONTROLLING INTEREST			(793,310)	e	(793,310)

NET INCOME ATTRIBUTABLE TO FIELDPOINT	$ 558,078	$ 1,763,000			$ 1,383,768

NET INCOME PER SHARE:
BASIC	$ 0.06	$ 0.10			$ 0.10
DILUTED	$ 0.06	$ 0.10			$ 0.10

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC	8,832,734	17,370,256	4,453,724		13,286,458
DILUTED	8,886,156	17,480,671	4,453,724		13,339,880

See accompanying notes to these financial statements

FIELDPOINT PETROLEUM CORPORATION

UNAUDITED NOTES TO CONDENSED CONSOLIDATED PROFORMA

FINANCIAL STATEMENTS

a.      Purchase Accounting

Represents one share of FieldPoint issued for two shares of Basic with a minimum of 51% of the Basic shares purchased which results in control of Basic by FieldPoint. The value of the consideration was computed using the closing price of FieldPoint common shares of $2.35 as of September 30, 2008 times 4,453,724 common shares of FieldPoint issued for 8,907,448 common shares of Basic.  Book value was assumed to approximate the fair value of the Basic assets and liabilities.  FieldPoint will conduct an appraisal of Basic’s assets and liabilities if the proposed transaction is consummated and estimates of fair value may change significantly.  Excess purchase price over book value is computed as the total consideration for Basic’s common stock using the closing price of FieldPoint common shares of $2.35 as of September 30, 2008 times the total converted common shares of Basic of 8,732,792 less the net book value of Basic’s assets of $14,310,000 as of September 30, 2008.  In addition, FieldPoint estimates the transaction costs of the proposed transaction to be approximately $150,000.

b.      Elimination of Investment in Basic

Represents the elimination of FieldPoint’s proposed investment in Basic.

c.      Depletion and Depreciation

Represents additional depletion expense calculated  under successful efforts method of accounting for oil and gas properties.

d.      Income Taxes

Represents an income tax benefit of the additional proforma depletion expense calculated at the Company’s effective income tax rate of 37%.  Should the proposed transaction occur, FieldPoint’s effective tax rate could vary significantly.

e.

 Non-controlling Interest

Represents the 49% non-controlling interest of Basic’s remaining common shares times the closing price of FieldPoint common shares of $2.35 as of September 30, 2008.  The actual consideration transferred will be valued at the market price of FieldPoints common stock on the date of consummation and may differ significantly.

FIELDPOINT’S BUSINESS

General

FieldPoint Petroleum Corporation, a Colorado corporation (the “Company”), was formed on March 11, 1980, to acquire and enhance mature oil and natural gas field production in the mid-continent and the Rocky Mountain regions. Since 1980, the Company had engaged in oil and natural gas operations and, in 1986, divested all oil and natural gas assets and operations. From December 1986, until its reverse acquisition on December 31, 1997, the Company had not engaged in oil and natural gas operations.

Reverse Acquisition – On December 22, 1997, the Company entered into an Agreement with Bass Petroleum, Inc., a Texas corporation (“BPI”), pursuant to which, on December 31, 1997, the Company acquired from the shareholders of BPI an aggregate of 8,655,625 shares of capital stock of BPI, in exchange for the issuance of 4,000,000 unregistered shares of the Company’s common stock.  The transaction was treated, for accounting purposes, as an acquisition of FieldPoint Petroleum Corporation by Bass Petroleum, Inc. On December 31, 1997, the Company changed its name from Energy Production Company to FieldPoint Petroleum Corporation.

Business Strategy

The Company’s business strategy is to continue to expand its reserve base and increase production and cash flow through the acquisition of producing oil and natural gas properties.  Such acquisitions will be based on an analysis of the properties’ current cash flow and the Company’s ability to profit from the acquisition.  The Company’s ideal acquisition will include not only oil and natural gas production, but also leasehold and other working interests in exploration areas.

The Company will also seek to identify promising areas for the exploration of oil and natural gas through the use of outside consultants and the expertise of the Company.  This identification will include collecting and analyzing geological and geophysical data for exploration areas.  Once promising properties are identified, the Company will attempt to acquire the properties either for drilling oil and natural gas wells, using independent contractors for drilling operations, or for sale to third parties.

The Company recognizes that the ability to implement its business strategies is largely dependent on the ability to raise additional debt or equity capital to fund future acquisition, exploration, drilling and development activities.  The Company’s capital resources are discussed more thoroughly in Part II, Item 6, in Management’s Discussion and Analysis.

Operations

As of December 31, 2008, the Company had varying ownership interest in 359 gross productive wells (96.31 net) located in 5 states.  The Company operates 61 of the 359 wells; the other wells are operated by independent operators under contracts that are standard in the industry.  It is a primary objective of the Company to operate some of the oil and natural gas properties in which it has an economic interest, and the Company will also partner with larger oil and natural gas companies to operate certain oil and natural gas properties in which the Company has an economic interest.  The Company believes, with the responsibility and authority as operator, it is in a better position to control cost, safety, and timeliness of work as well as other critical factors affecting the economics of a well.

Market for Oil and Natural Gas

The demand for oil and natural gas is dependent upon a number of factors, including the availability of other domestic production, crude oil imports, the proximity and size of oil and natural gas pipelines in general, other transportation facilities, the marketing of competitive fuels, and general fluctuations in the supply and demand for oil and natural gas.  The Company intends to sell all of its production to traditional industry purchasers, such as pipeline and crude oil companies, who have facilities to transport the oil and natural gas from the well site.

Competition

The oil and natural gas industry is highly competitive in all aspects.  The Company competes with major oil companies, numerous independent oil and natural gas producers, individual proprietors, and investment programs.  Many of these competitors possess financial and personnel resources substantially in excess of those which are available to the Company and may, therefore, be able to pay greater amounts for desirable leases and define, evaluate, bid for and purchase a greater number of potential producing prospects that the Company’s own resources permit.  The Company’s ability to generate resources will depend not only on its ability to develop existing properties but also on its ability to identify and acquire proven and unproven acreage and prospects for further exploration.

Environmental Matters and Government Regulations

The Company’s operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.  Such matters have not had a material effect on operations of the Company to date, but the Company cannot predict whether such matters will have any material effect on its capital expenditures, earnings or competitive position in the future.

The production and sale of crude oil and natural gas are currently subject to extensive regulations of both federal and state authorities.  At the federal level, there are price regulations, windfall profits tax, and income tax laws.  At the state level, there are severance taxes, proration of production, spacing of wells, prevention and clean-up of pollution and permits to drill and produce oil and natural gas.  Although compliance with their laws and regulations has not had a material adverse effect on the Company’s operations, the Company cannot predict whether its future operations will be adversely effected thereby.

Operational Hazards and Insurance

The Company’s operations are subject to the usual hazards incident to the drilling and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks.  These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

The Company maintains insurance of various types to cover its operations.  The Company’s insurance does not cover every potential risk associated with the drilling and production of oil and natural gas.  In particular, coverage is not obtainable for certain types of environmental hazards.  The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company’s financial condition and results of operations.  Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

Administration

Office Facilities- The office space for the Company’s executive offices at 1703 Edelweiss Drive, Cedar Park, Texas 78613, is currently provided by the President at a cost of $2,500 per month as of December 31, 2007.

Employees- As of December 31, 2008, the Company had four employees, and the Company considers its relationship with its employees satisfactory.

Competition, Markets and Regulation

Competition

The exploration and production of oil and natural gas is an intensely competitive industry. The purchase and sale of interests in oil and gas projects, like those FieldPoint purchases and sells, is also very competitive. FieldPoint encounters competition from other oil and natural gas producers, as well as from other entities which invest in oil and gas for their own account or for others, and many of these companies are substantially larger than FieldPoint.

Markets

Market factors affect the quantities of oil and natural gas production and the price FieldPoint can obtain for the production from its oil and natural gas properties. Such factors include: the extent of domestic production; the level of imports of foreign oil and natural gas; the general level of market demand on a regional, national and worldwide basis; domestic and foreign economic conditions that determine levels of industrial production; political events in foreign oil-producing regions; and variations in governmental regulations including environmental, energy conservation, and tax laws or the imposition of new regulatory requirements upon the oil and natural gas industry.

Regulation

Federal and state laws and regulations affect, to some degree, the production, transportation, and sale of oil and natural gas from FieldPoint’s operations. States in which FieldPoint operates have statutory provisions regulating the production and sale of oil and natural gas, including provisions regarding deliverability. These statutes, along with the regulations interpreting the statutes, generally are intended to prevent waste of oil and natural gas, and to protect correlative rights to produce oil and natural gas by assigning allowable rates of production to each well or proration unit.

The exploration, development, production and processing of oil and natural gas are subject to various federal and state laws and regulations to protect the environment. Various federal and state agencies are considering, and some have adopted, other laws and regulations regarding environmental controls that could increase the cost of doing business. These laws and regulations may require: the acquisition of a permit by operators before drilling commences; the prohibition of drilling activities on certain lands lying within wilderness areas or where pollution arises; and the imposition of substantial liabilities for pollution resulting from drilling operations, particularly operations in offshore waters or on submerged lands. The cost of oil and natural gas development and production also may increase because of the cost of compliance with such legislation and regulations, together with any penalties resulting from failing to comply with the legislation and regulations. Ultimately, FieldPoint may bear some of these costs.

Presently, FieldPoint does not anticipate that compliance with federal, state and local environmental regulations will have a material adverse effect on capital expenditures, earnings, or its competitive position in the oil and natural gas industry; however, changes in the laws, rules or regulations, or the interpretation thereof, could have a materially adverse effect on FieldPoint’s financial condition or results of operation.

FIELDPOINT’S PROPERTIES

Principal Oil and Natural Gas Interest

Apache Field, Caddo County Oklahoma is a waterflood project producing from the Viola/Bromide formation. The Apache Bromide Unit is located approximately 5 miles west of the town of Apache and 25 miles north of Lawton, Oklahoma. The Company has a 25.23% working interest in the unit which consists of 11 producing oil wells and 9 water injection wells.

North Bilbrey Field, Lea County New Mexico is a producing natural gas field located outside of Hobbs, New Mexico. The company owns a 50% working interest in the North Bilbrey #7 federal well producing out of the Atoka formation at approximately 13,000 feet.

Longwood Field, Caddo Parish Louisiana is a producing natural gas field located north of Greenwood, Louisiana. The Company owns a 12.22% working interest in two natural gas wells producing out of the Cotton Valley formation at a depth of approximately 7,800 feet.

Lusk Field, Lea County New Mexico is a producing oil and natural gas field located outside of Hobbs, New Mexico. The company owns an 87.5%-100% working interest in two oil and natural gas wells producing out of the Bonesprings and Yates formations at depth ranging from approximately 3,400 feet to approximately 10,000 feet and a 14.06% working interest in one natural gas well producing out of the Morrow formation. The Company also owns an 87.5% working interest in one water disposal well.

Loving North Morrow Field, Eddy County New Mexico is a producing natural gas field located 2 miles west of Loving, New Mexico and 12 miles south east of Carlsbad, New Mexico. The company owns a 4.3% - 12% working interest in three natural gas wells producing out of the Morrow formation from a depth of approximately 12,300 feet to 12,450 feet.

Chickasha Field, Grady County Oklahoma is a waterflood project producing from the Medrano Sand. The Rush Springs Medrano Unit is located approximately sixty-five miles southwest of Oklahoma City, Oklahoma. The Company has a 20.64% working interest in the unit which consists of 21 producing oil and natural gas wells and 11 water injection wells.

Hutt Wilcox Field, McMullen and Atascosa County Texas is an oil and natural gas field located approximately 60 miles south of San Antonio, Texas producing from the Wilcox sand. The Company has a working interest in 14 oil wells.

West Allen Field, Pontotoc County Oklahoma is a producing oil and natural gas field located approximately 100 miles south of Oklahoma City, Oklahoma. The Company has a working interest in 52 leases or a total of 224 wells, the leases have multiple wellbores and the Company has plans to participate in the future recompletion of behind pipe zones.

Giddings Field, Fayette County Texas is in the Austin Chalk field located in various counties surrounding the city of Giddings, Texas. In February 1998, the company acquired a 97% working interest in the Shade lease. The lease currently has 3 producing oil and natural gas wells with a daily production rate of approximately 120 Mcfe net to the Company. Oil and natural gas are produced from the Austin chalk formation.  The Company will evaluate whether additional reserves can be developed by use of horizontal well technology.

Big Muddy Field, Converse County Wyoming is a producing oilfield located approximately thirty miles south of Casper, Wyoming.  FieldPoint Petroleum owns a 100% working interest in the Elkhorn and J.C. Kinney lease which consists of 3 oil wells producing out of the Wallcreek and Dakota formations at depths ranging from approximately 3,200 feet to approximately 4,000 feet.

Whisler Field, Campbell County Wyoming is a producing oilfield located approximately fifteen miles north east of Gillette, Wyoming. FieldPoint Petroleum owns a 20% working interest in the Whisler Unit which consists of two wells producing out of the Minnelusa formation at depth of approximately 8,340 feet to 8,400 feet.

Serbin Field, Lee and Bastrop Counties Texas is a oil and natural gas field located approximately 50 miles east of Austin and 100 miles west of Houston.  The Company has a working interest in 72 producing oil and natural gas wells.  Oil and natural gas are produced from the Taylor Sand at depths ranging from approximately 5,300 feet to approximately 5,600 feet; it is a 46-gravity oil sand.

Production

The table below sets forth oil and natural gas production from the Company’s net interest in producing properties for each of its last two fiscal years.

	Oil (bbl)			Gas (mcf)
Production by State	2007	2006	2007	2006
Louisiana	86	-	15,659	20,089
New Mexico	4,900	7,571	70,435	38,174
Oklahoma	27,738	24,814	23,281	26,311
Texas	8,940	10,954	30,017	38,361
Wyoming	5,896	5,740	-	-
TOTAL	47,560	49,079	139,392	122,935

The Company’s oil and natural gas production is sold on the spot market and the Company does not have any production that is subject to firm commitment contracts.  During the year ended December 31, 2007, purchases by each of four customers, Dorado Oil Company, Pontotoc Production, Inc., Encore Acquisition Co., and ConocoPhillips represented more than 10% of total Company revenues.   None of these customers, or any other customers of the Company, has a firm sales agreement with the Company.  The Company believes that it would be able to locate alternate customers in the event of the loss of one or all of these customers.

Productive Wells

The table below sets forth certain information regarding the Company’s ownership, as of December 31, 2007, of productive wells in the areas indicated.

Productive Wells

	Oil		Gas
State	Gross(1)	Net(2)	Gross(1)	Net(2)
Louisiana	-	-	2.24
New Mexico	2	1.6	5.79
Oklahoma	219	51.13	37	4.59
Texas	82	31.15	7	3.8
Wyoming	5	3.01	-	-
Total	308	86.89	51	9.42

1 A gross well or acre is a well or acre in which a working interest is owned.  The number of gross wells is the total number of wells in which a working interest is owned.  The number of gross acres is the total number of acres in which a working interest is owned.

2 A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.  The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions thereof.

Drilling Activity

The tables below set forth certain information regarding the number of productive and dry exploratory and development wells drilled for the fiscal year ended December 31, 2007.  The Company drilled one successful well in fiscal year 2007 in the Cronos Fee #1 well in New Mexico.

	Exploratory Wells		Development Wells
State	Productive	Dry	Productive	Dry
Louisiana	--	--	--	--
New Mexico	--	--	1	--
Oklahoma	--	--	--	--
Texas	--	--	--	--
Wyoming	--	--	--	--
Total	--	--	1	--

Reserves

Estimated Proved Reserves/Developed and Undeveloped Reserves: The following tables set forth the estimated proved developed and proved undeveloped oil and gas reserves of FieldPoint for the years ended December 31, 2007 and 2006. See Note 12 to the December 31, 2007 Consolidated Financial Statements and the following discussion.

Estimated Proved Reserves

Proved Reserves	Oil (Bbls)	Gas (Mcf)
Estimated quantity, January 1, 2006	935,309	2,103,689
Revisions of previous estimates	(140,369)	(285,768)
Extensions and discoveries	833	3,237
Purchase of minerals in place	-	339,683
Production	(49,079)	(122,935)
Estimated quantity, December 31, 2006	746,694	2,037,906
Revisions of previous estimates	55,398	700,820
Extensions and discoveries	-	143,927
Purchase of minerals in place	130,718	-
Production	(47,561)	(139,392)
Estimated quantity, December 31, 2007	885,249	2,743,261

Proved Developed and Undeveloped Reserves

	Developed	Undeveloped	Total
Oil (Bbls)
December 31, 2007	769,319	115,930	885,249
December 31, 2006	637,652	109,042	746,694

Gas (Mcf)
December 31, 2007	1,785,240	958,021	2,743,261
December 31, 2006	1,761,909	275,997	2,037,906

Our proved oil and natural gas reserves as of December 31, 2007 and December 31, 2006 have been estimated by Fletcher Lewis Engineering, Inc., and Aluko & Associates, Inc., consulting petroleum engineers.  As defined in the Securities and Exchange Commission Rules, proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.  Prices include considerations of changes in existing prices provided only by contractual arrangements but not on escalations based on future conditions.  Reservoirs are considered proved if economic productability is supported by either actual production or conclusive formation tests.  Reserves which can be produced economically through application of improved recovery techniques, such as fluid injections, are included in the “proved” classification when successful testing by a pilot project, or the operations of an installed program in the reservoir, provide support for the engineering analysis on which the project or program was based.  Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available.  The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate.  Revisions result primarily from new information obtained from development drilling and production history and from changes in economic factors.

For information concerning the standardized measure of discounted future net cash flows, estimated future net cash flows and present values of such cash flows attributable to our proved oil and gas reserves as well as other reserve information, see Note 13 to the December 31, 2007 Consolidated Financial Statements.

      Oil and Gas Reserves Reported to Other Agencies: We did not file any estimates of total proved net oil or gas reserves with, or include such information in reports to, any federal authority or agency during the fiscal year ended December 31, 2007, or subsequently thereafter.

      Title Examinations: Oil and Gas: As is customary in the oil and gas industry, we perform only a perfunctory title examination at the time of acquisition of undeveloped properties. Prior to the commencement of drilling, in most cases, and in any event where we are the Operator, a thorough title examination is conducted and significant defects remedied before proceeding with operations. We believe that the title to our properties is generally acceptable to a reasonably prudent operator in the oil and gas industry. The properties we own are subject to royalty, overriding royalty and other interests customary in the industry, liens incidental to operating agreements, current taxes and other burdens, minor encumbrances, easements and restrictions. We do not believe that any of these burdens materially detract from the value of the properties or will materially interfere with our business.

We have purchased producing properties on which no updated title opinion was prepared.  In some but not all cases, we have retained third party certified petroleum landmen to review title.

Acreage

The following tables set forth the gross and net acres of developed and undeveloped oil and natural gas leases in which the Company had working interest and royalty interest as of December 31, 2007.  The category of “Undeveloped Acreage” in the table includes leasehold interest that already may have been classified as containing proved undeveloped reserves.

	Developed		Undeveloped
State	Gross (1)	Net (2)	Gross (1)	Net (2)
Louisiana	320	78	-	-
New Mexico	1,600	754	800	102
Oklahoma	8,826	1,300	200	19
Texas	2,120	547	1,360	1,000
Wyoming	560	268	2,306	2,360
Total	13,426	2,947	4,666	3,481

1 A gross well or acre is a well or acre in which a working interest is owned.  The number of gross wells is the total number of wells in which a working interest is owned.  The number of gross acres is the total number of acres in which a working interest is owned.

2 A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.  The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions thereof.

LEGAL PROCEEDINGS

None.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since September 20, 2005 the Company’s Common Stock has been traded and listed on the American Stock Exchange under the symbol “FPP.”  Prior to September 20, 2005, the Company’s common stock was listed on the OTC bulletin board under the symbol FPPC.  The following quotations, where quotes were available, reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

FISCAL 2008	CLOSING BID

	HIGH	LOW
First Quarter	$1.24	$1.20
Second Quarter	7.10	6.36
Third Quarter	2.44	2.15
Fourth Quarter	2.60	1.12

FISCAL 2007
	HIGH	LOW
First Quarter	$2.20	$1.67
Second Quarter	2.19	1.78
Third Quarter	1.79	1.45
Fourth Quarter	1.20	1.09

At January 12, 2009, the approximate number of shareholders of record was 533.  The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future.

Recent Sales of Unregistered Securities

Small Business Issuer Purchases of Equity Securities

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
August 22, 2007 to September 30, 2007	65,000	$1.65	65,000	$107,343
October 1, 2007 to December 1, 2007	70,000	$1.52	70,000	$116,463
October 6, 2008 to December 31, 2008	69,000	$2.17	69,000	$149,802
Total	204,000		204,000	$373,608

In its Current Report on Form 8-K dated August 21, 2007, the Company announced its stock buy-back program. Under the program, the Company purchased shares of its common stock for an aggregate amount not exceeding $225,000. Stock purchases were made from time to time in the open market or in privately-negotiated transactions, if and when management determines to effect purchases.  All stock repurchases were subject to the requirements of Rule 10b-18 under the Exchange Act.

There were no unregistered sales of equity securities during the nine month period ended September 30, 2008.

There were no repurchases of equity securities during the nine months ended September 30, 2008.

On October 6, 2008, the Board of Directors authorized the Company to repurchase shares of its common stock at an aggregate cost not to exceed $150,000.  The Company has repurchased 69,000 common shares at an aggregate price of $2.17 per share for a total of $149,756 as of December 31, 2008.

.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved By security holders	-	-	-
Total	-	-	-

FIELDPOINT MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company’s Condensed Consolidated Financial Statements, and respective notes thereto, included elsewhere herein.  The information below should not be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results in the future.  Such discussion represents only the best present assessment of the management of FieldPoint Petroleum Corporation.

General

FieldPoint Petroleum Corporation derives its revenues from its operating activities including sales of oil and natural gas and operating oil and natural gas properties.  The Company’s capital for investment in producing oil and natural gas properties has been provided by cash flow from operating activities and bank financing.  The Company categorizes its operating expenses into the categories of production expenses and other expenses.

Comparison of the Three Months Ended September 30, 2008 to the Three Months Ended September 30, 2007

Results of Operations

Total revenues increased 78% or $853,347 to $1,953,732 for the three-month period ended September 30, 2008 from the comparable 2007 period.  This was due primarily to the overall increase in oil and natural gas sales.  Production volumes increased 17% on a BOE basis due to acquisitions during the fourth quarter 2007 and 2008.  Average oil sales prices increased 55% to $111.33 for the three-month period ended September 30, 2008 compared to $72.05 for the three-month period ended September 30, 2007.  Average natural gas sales prices increased 44% to $10.22 for the three-month period ended September 30, 2008 compared to $7.11 for the three-month period ended September 30, 2007.

	Quarter Ended September 30,		%
	2008	2007	Change
Oil sales volumes (Bbls)	14,320	11,456	25%
Average sales price per Bbl ($/Bbl)	$ 111.33	$ 72.05	55%

Natural gas sales volumes (Mcf)	32,468	32,769	1%
Average sales price per Mcf ($/Mcf)	$ 10.22	$ 7.11	44%
Production (BOE)	19,731	16,918	17%
Lifting cost per BOE	$ 31.39	$ 22.09	42%

Production expenses increased 66% or $245,598 to $619,400 for the three-month period ended September 30, 2008 from the comparable 2007 period.  This was primarily due to the increase in new wells acquired and cost associated with workovers in the form of remedial repairs in the 2008 period.  Depletion and depreciation increased 41% or $83,000 to $286,000 for the three-month period ended September 30, 2008 versus the comparable 2007 period.  This was primarily due to the addition of oil and natural gas properties.  As a result of additional wells and workovers, lifting costs per BOE increased 42% or $9.30 to $31.39 for the three months ended September 30, 2008.

General and administrative expense increased 26% or $42,170 to $203,831 for the three-month period ended September 30, 2008 from the three-month period ended September 30, 2007.  This was primarily due to an overall increase in administrative expenses, salaries and fees in the 2008 period.

Interest expense increased $8,051 to $42,354 for the three month period ended September 30, 2008 from $34,303 for the comparable 2007 period due to $3,489,125 in bank financing outstanding in the 2008 period compared with $1,989,125 in bank financing outstanding in the 2007 period.

Comparison of the Nine Months Ended September 30, 2008 to the Nine Months Ended September 30, 2007

Results of Operations

Total revenues increased 82% or $2,466,088 to $5,463,046 for the nine-month period ended September 30, 2008 from $2,996,958 for the comparable 2007 period, primarily due to the overall increase in oil and natural gas sales prices.  Production volumes on a BOE basis increased 11% due to acquisitions during the fourth quarter 2007 and 2008.  Average oil sales prices increased 67% to $108.26 for the nine month period ended September 30, 2008 compared to $64.82 for the nine-month period ended September 30, 2007.  Average natural gas sales prices increased 45% to $8.67 for the nine-month period ended September 30, 2008 compared to $5.99 for the nine-month period ended September 30, 2007.

	Nine Months Ended September 30,		%
	2008	2007	Change
Oil sales volumes (Bbls)	41,702	34,253	22%
Average sales price per Bbl ($/Bbl)	$ 108.26	$ 64.82	67%

Natural gas sales volumes (Mcf)	97,593	108,218	(10)%
Average sales price per Mcf ($/Mcf)	$ 8.67	$ 5.99	45%
Production (BOE)	57,968	52,289	11%
Lifting cost per BOE	$ 28.65	$ 20.50	40%

Production expenses increased 55% or $588,628 to $1,660,699 for the nine-month period ended September 30, 2008 from the comparable 2007 period.  This was primarily due to the increase in new wells and cost associated with workovers and remedial repairs for the period ended September 30, 2008.  Depletion and depreciation expense increased 31% to $831,000, compared to $632,000 for the comparable 2007 period.  This was primarily due to the addition of the Apache Bromide and Sulimar properties we acquired in 2007.  As a result of additional wells  and workovers, lifting costs per BOE increased 40% or $8.15 to $28.65 for the nine months ended September 30, 2008.

General and administrative expense increased 8% or $38,614 to $493,689 for the nine-month period ended September 30, 2008 from the nine-month period ended September 30, 2007.  This was attributable primarily to an overall increase in administrative expenses, salaries and fees in the 2008 period slightly offset by the collection of a reserved joint interest billing receivable and reversal of the associated allowance of $44,624.

Interest expense increased $65,275 to $137,578 for the nine-month period ended September 30, 2008 from $72,303 for the comparable 2007 period due to the additional bank financing obtained in the second half of 2007.

Liquidity and Capital Resources

Cash flow provided by operating activities was $2,528,580 for the nine-month period ended September 30, 2008, as compared to cash flow provided by operating activities of $1,439,426 in the comparable 2007 period.  The increase in cash from operating activities was primarily due to an increase in net income for the period.

Cash flow used in investing activities was $1,806,392 for the nine-month period ended September 30, 2008 as compared to $2,086,440 used in investing activities for the comparable period ended September 30, 2007.  This was primarily due to the increase in acquisition of oil and natural gas properties in 2007.

Cash flow provided by financing activities for the nine months ended September 30, 2007, resulted primarily from bank financing and the exercise of stock options and the related income tax effects.  There were no financing activities during the nine months ended September 30, 2008, as we had no outstanding exercisable stock options during the period, nor did we require additional borrowings under our revolving credit arrangement.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

Revenues increased 9% or $355,932 to $4,409,524 for the year ended December 31, 2007, from the comparable 2006 period.  Oil production volumes decreased by 3% at the same time the average price per barrel increased 14% during 2007 to $71.26 from the comparable 2006 period average price of $62.57 per barrel.  Also in 2007, natural gas production volumes increased by 13% while the average price per Mcf was $6.18, a decrease of 6% from the 2006 comparable period.  The decreases in production volumes were primarily due to declines in the Encore operated Rush Springs Unit in Grady County, Oklahoma the Pontotoc County, Oklahoma properties and mature fields in Texas offset by the Lea County and Eddy County, New Mexico Field production and the Apache Bromide Unit.

	Year Ended December 31,
	2007	2006
Oil Production	47,561	49,079
average Sales Price Per Bbl ($/Bbl)	$ 71.26	$ 62.57
Gas Production	139,392	122,935
average Sales Price Per Mcf ($/Mcf)	$ 6.18	$ 6.58
Lifting cost/BOE	$ 23.36	$ 20.22

Production expenses increased 18% to $1,653,467 for the year ended December 31, 2007, from the comparable 2006 period. The increase was due to cost associated with mature field production, heightened by workover expense and remedial repairs incurred in 2007 as compared to 2006.  The Company incurred no exploration expense for 2007 as compared to $5,467 during the 2006 period.  Depletion and depreciation expense increased 79% or $383,069 to $870,069 for the year ended December 31, 2007 from the comparable 2006 period. The increase in depletion and depreciation was due to acquisitions and net production volume increase and increased capitalized costs, which were slightly offset by increased reserves on existing properties. The increase in lifting cost of $23.36 in 2007 compared to $20.22 in 2006 was primarily due to additional workovers and remedial repairs. The Company incurred impairment expense of $276,635 in 2007 as a result of the Hutt Field located in Texas and the write off of the Palo-Duro Basin unproved acreage since the Company plans no development drilling.  General and administrative overhead increased 35% or $191,480 to $739,715 for the 2007 period verses the comparable 2006 period. The increase in general and administrative expense was primarily due to increases in professional services for Sarbanes-Oxley compliance and by an increase in salary expense.

Other expenses, net, for the year ended December 31, 2007, were $36,292 compared to other income, net, of $173,136 for 2006.  This decrease was primarily due to interest expense associated with our line of credit and a decrease in unrealized gains on investments in 2007.

The Company's net income decreased by $623,687 to $558,078 for the year ended December 31, 2007, from the comparable 2006 period.  The decrease in net income was primarily due to the increase in total cost and expenses as previously discussed.

Liquidity and Capital Resources

Cash flow provided by operating activities was $2,466,904 for the year ended December 31, 2007, compared to $1,592,471 for the year ended December 31, 2006.  The increase in cash flow from operating activities was primarily due to the increase in depletion and depreciation, and impairment of oil and gas properties, combined with an increase in accounts payable.

Cash flow used in investing activities was $3,998,418 for the year ended December 31, 2007, compared to $2,728,530 in cash flow used in investing activities for December 31, 2006.  This increase was primarily due to acquisitions of oil and natural gas properties in 2007.

Cash flow provided by financing activities was $2,412,369 for the year ended December 31, 2007, compared to $1,532,800 in cash flow provided by financing activities for the same period in 2006.  This was primarily due to the increase in advances of long-term debt, net of repayment offset by the purchase of treasury shares.

During the year ended December 31, 2007, the Company repurchased, in market transactions, an aggregate of 135,000 shares of its common stock for a total purchase price of $223,806.  The repurchases were undertaken pursuant to a stock buy-back program approved by the Board of Directors.

FIELDPOINT’S QUANTITATIVE AND QUALITATIVE

DISCLOSURES ABOUT MARKET RISK

We periodically enter into certain commodity price risk management transactions to manage our exposure to oil and natural gas price volatility.  These transactions may take the form of futures contracts, swaps or options.  All data relating to our derivative positions is presented in accordance with requirements of SFAS No. 133, which we adopted on January 1, 2001.  Accordingly, unrealized gains and losses related to the change in fair market value of derivative contracts that qualify and are designated as cash flow hedges are recorded as other comprehensive income or loss and such amounts are reclassified to oil and natural gas sales revenues as the associated production occurs.  Derivative contracts that do not qualify for hedge accounting treatment are recorded as derivative assets and liabilities at market value in the consolidated balance sheet, and the associated unrealized gains and losses are recorded as current expense or income in the consolidated statement of operations.  While such derivative contracts do not qualify for hedge accounting, management believes these contracts can be utilized as an effective component of commodity price risk management activities.  At September 30, 2008 and September 30, 2007, there were no open positions.  We did not have any derivative transactions during the three or nine-month periods ending September 30, 2008 and 2007.

DIRECTORS AND EXECUTIVE OFFICERS OF FIELDPOINT

Identification of Directors and Executive Officers.  The following table sets forth the names and ages of the Directors and Executive Officers of the Company, all positions and offices with the Company held by such person, and the time during which each such person has served:

Name	Age	Position with Company	Period Served
Ray D. Reaves	46	Director, President, Chairman, Chief Executive Officer	May 1997-present
Roger D. Bryant	65	Director	July 1997-present
Karl W. Reimers	66	Director	October 2004-present
Dan Robinson	60	Director	August 2004-present
Mel Slater	66	Director	January 2003-present
Debra Funderburg	49	Director	February 2006 - present

Mr. Reaves, age 46, has been Chairman, Director, President, Chief Executive Officer and Chief Financial Officer of the Company since May 22, 1997.  Mr. Reaves has also served as Chairman, Chief Executive Officer, Chief Financial Officer and Director of Bass Petroleum, Inc. from October 1989 to the present, has 18 years experience in the oil and natural gas industry. He began his career in 1987, with North American Oil and Gas. Subsequently, in 1989 he purchased an interest in 10 of their wells and formed Bass Petroleum, Inc. Under Mr. Reaves’ management in the years that followed, Bass Petroleum, Inc., gained majority control of the 10 original wells and acquired interest in another 60 wells. In 1998, Bass Petroleum merged with Energy Production Corporation and as a result, FieldPoint Petroleum Corporation was born.

Roger D. Bryant, age 65, has been a Director of the Company since July 1997.  For more than twenty-five years, Mr. Bryant has held senior management positions with public and private start-up and turn-around technology companies in a number of different industries. He is currently President and CEO of Convergence Technology Application Partners, LLC (CTAP), a supplier of telecommunications systems and support to companies with widely distributes offices. Prior positions include Chief Operations Officer for Electric and Gas Technologies, Inc., Chief Executive Officer of International Gateway Exchange, President and Chairman of Dial-thru International, Inc., President of Network Data Corporation, President of Dresser Industries, Inc., Wayne Division, President of Schlumberger Limited, Retail Petroleum Systems Division, U.S.A., a division of Schlumberger Corporation, and President of Autogas Systems, Inc., the developer of “Pay-at-the-Pump” technology for retail petroleum industry. All together, Mr. Bryant has held the Chief Executive position as well as serving on the board of directors, of more than ten private and public companies.

Mr. Reimers, age 66, is a CPA and has served as a director of the Company since October 2004. Mr. Reimers has held the position of President and CFO of B.A.G. Corp. from 1993 to the present. He served as Vice President CFO of Supreme Beef Company from 1989 to 1993.  He also served as Vice President of Accounting for OKC Corp. a NYSE listed oil and gas company from 1975 to 1989. He was employed by Peat, Marwick, Mitchell, Certified Public Accountants from 1973 to 1975, and he has a MBA from the University of Texas at Arlington.

Mr. Robinson, age 60, has served as a director of the Company since August 2004.  He has held the position of President and Chief Executive Officer of Placid Refining Company LLC from December

2004 to the present. Prior to his current position, he served in many capacities with Placid Oil Company beginning in March 1975, including the roles of Project Engineer, Manager of Refinery Operations, Assistant Secretary, Assistant Treasurer, Secretary, and Treasurer.  Before beginning his 30 year oil and gas career he was briefly employed as a commercial credit analyst at First National Bank in Dallas.  Mr. Robinson received a BS degree in Mechanical Engineering in 1971 and an MBA degree in Finance in 1973, both from the University of Wisconsin.  He currently sits on the Board of Directors of the National Petrochemical and Refiners Association.

Mel Slater, age 65, has been a Director of the Company since January 1, 2003.  From April 2003 to June 2005 Dr. Slater has served as President of National ICT Australia. Prior to joining National ICT  Dr. Slater spent more than 25 years with leading technology firms including Gemplus and Motorola. At Motorola, he served in a number of positions including Vice President and General Manager, Global Software Group Americas, Vice President and Director of Motorola's Arizona Technology Laboratories and as Motorola's Corporate Director of Software. Dr. Slater has managed operations in over ten countries.

Debra Funderburg, age 48, has been a Director of the Company since February 6, 2006.  From September 2007 to the present she has served as Business Development manager and Reservior Engineer for Sanchez Oil & Gas.  From May 2003 to August 2007 she has served as Senior Reservoir Engineer, Corporate A&D coordinator and is currently Business Development manager for Dominion E&P.  From November 1999 to May 2003 Ms. Funderburg held the position of Reservoir Engineering Manager for Randall & Dewey.  From April 1993 to November 1999 she was employed by Pennzoil as a Senior Petroleum Engineer.

No family relationship exists between any director or executive officer.

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent (5%) of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The following tables and discussion set forth information with respect to all plan and non-plan compensation awarded to, earned by or paid to the Chief Executive Officer ("CEO"), and the Company's four (4) most highly compensated executive officers other than the CEO, for all services rendered in all capacities to the Company and its subsidiaries for each of the Company's last three (3) completed fiscal years; provided, however, that no disclosure has been made for any executive officer, other than the CEO, whose total annual salary and bonus does not exceed $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus	Stock Awards	Options Awards	Non equity Incentive Plan Compensa -tion	Nonqualified Deferred Compensation Earnings	All Other Compensa- tion	Total
Ray D. Reaves, CEO, President	2007	$192,000	$50,000	-	-	-	-	-	$242,000
Ray D. Reaves, CEO, President	2006	$192,000	$ 0	-	-	-	-	-	$192,000
Ray D. Reaves, CEO, President	2005	$169,000	$ 0	-	-	-	-	-	$169,000

The following table sets forth information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of the end of the most recently completed fiscal year:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END TABLE

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Exercise Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares of Units That Have Not Vested	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Ray Reaves	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

The following table sets forth information concerning compensation paid to the Company’s directors during the most recently completed fiscal year:

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Roger Bryant	$1,000	7,020	-	-	-	11,500	$19,520
Mel Slater	$1,000	7,020	-	-	-	-	$8,020
Karl Reimers	$1,000	7,020	-	-	-	-	$8,020
Dan Robinson	$1,000	7,020	-	-	-	-	$8,020
Debra Funderberg	$12,000	29,959	-	-	-	-	$41,959

Option Grants Table

There were no stock option grants for fiscal years ended December 31, 2006 and 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FIELDPOINT

       The following table sets forth information with respect to beneficial ownership of our common stock by:

*	each person who beneficially owns more than 5% of the common stock;
*	each of our executive officers named in the Management section;
*	each of our Directors; and
*	all executive officers and Directors as a group.

The table shows the number of shares owned as of September 19, 2008 and the percentage of outstanding common stock owned as of September 19, 2008.  Each person has sole voting and investment power with respect to the shares shown, except as noted.

Name and Address(2)	Number of Shares		Percent Owned(1)
Ray D. Reaves	3,160,000	(3)	35.5%
Mel Slater	356,000	(4)	4.0%
Roger D. Bryant	26,000		*
Dan Robinson	96,000		1.1%
Karl Reimers	62,000		*
Debbie Funderburg	16,000		*

All Officers and Directors as a Group (6 persons)	3,716,000	41.7%

_____________________________

*      indicates less than 1%

(1)      The percentages shown are calculated based upon 8,910,175 shares of common stock outstanding at September 19, 2008.  In calculating the percentage of ownership, unless as otherwise indicated, all shares of common stock that the identified person or group had the right to acquire within 60 days of the date of this Proxy Statement upon the exercise of options and warrants or conversion of notes are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2)      Unless otherwise stated, the beneficial owner's address is 1703 Edelweiss Drive, Cedar Park, Texas 78613.

(3)      Includes 160,000 shares held by Bass Petroleum, Inc., of which Mr. Reaves is executive officer. Mr. Reaves disclaims beneficial ownership of these shares for purposes of Section 16 of the Exchange Act.

(4)      Includes 320,000 shares of common stock held in a trust.

BASIC’S BUSINESS

The following description of Basic’s business is derived from Basic’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008.

Overview

Basic Earth Science Systems, Inc. (“Basic” or “the Company” or “we” or “our” or “us” for the purposes of this section entitled “Basic’s Business”) is an independent oil and gas exploration company focusing on the fundamentals of company growth and profitability in an effort to enhance shareholder wealth. We are engaged in the exploration, acquisition, development, operation, production and sale of crude oil and natural gas. We have an established production base that generates positive cash flow and profits. Our activities are focused in the North Dakota and Montana portions of the Williston basin, the Denver-Julesburg basin of Colorado, the southern portions of Texas, and along the onshore portions of the Gulf Coast.

Strategy

The three components of our growth strategy are:

•	Cost effective implementation of internally and externally generated exploration and development drilling projects.

•

Identification and acquisition of strategic producing properties; strategic and significant in that they are either synergistic to our existing production or will provide a dramatic increase to the Company’s existing production base.

•	Boosting cash flows from existing oil and gas production through a combination of cost control and the exploitation of behind-pipe potential.

Our primary exploration focus is in the Montana and North Dakota portions of the Williston basin. We have been involved in the Williston basin since the early 1980’s and only in south Texas does the Company have a longer history. As such, we have significant understanding of and exposure to both geology and operations in the area. However, both the Williston basin and our south Texas waterfloods are primarily oil productive. Sensitive to the need to increase our natural gas output and balance our product base, our efforts in other areas, notably Colorado and on-shore portions of the Gulf Coast, are simply to increase our exposure to natural gas projects.

Areas of Focus

Williston Basin.  The Williston basin continues to be our primary area of focus, both in terms of future cash flow from existing properties and future expenditures. In the coming year, we intend to increase our efforts to acquire properties in the Williston basin (especially in the northern portion of the basin) while we continue to exploit ongoing drilling prospects. From a drilling perspective, we have three major areas within the Williston basin where we expect drilling operations to commence or continue during the current fiscal year. These areas are our on-going Banks prospect in McKenzie County, North Dakota, the on-going horizontal Madison drilling efforts in the TR Madison unit in Billings County, North Dakota and our South Flat Lake prospect in Sheridan County, Montana. We caution that the following expectations may be altered by subsequent events or other, more attractive opportunities that may present themselves in the future.

Banks Prospect — McKenzie County, North Dakota.   In the June 2005 quarter, we acquired a 20% interest in 13,000 acres in our Banks prospect in McKenzie County, North Dakota primarily to position the Company in the developing, though unproven, extension of the Bakken horizontal play into North Dakota. Following discouraging results, we elected to pursue development of the Rival formation. In the intervening period, the success of new techniques by various companies has given new life to the horizontal Bakken play in North Dakota. As these ventures have expanded from their core discovery wells, they have neared the eastern boundary of our Banks prospect.  The success of these offset wells has dramatically enhanced the viability of the Bakken formation in our Banks Prospect.  As a result, we and our partners have been approached by several companies wishing to acquire part of our interest in exchange for cash and a carried working interest in several new horizontal wells that these companies would be required to drill.  Following the completion of “carried wells,” we would have 35% to 40% of our original working interest (or 7% to 8% working interest, proportionately reduced) in wells subsequently drilled on the acreage.   While attractive, details of such an agreement have not been acceptable and no agreement has been finalized.  Furthermore, there are no assurances that such an agreement will be finalized.  If an agreement can be reached, we expect drilling operations to commence within 30 to 60 days.

TR Madison Unit Prospect — Billings County, North Dakota. In May 2003 the North Dakota Industrial Commission created the TR Madison Unit for the purpose of enhancing the ultimate recovery from the Madison formation in the TR Field. Approximately nineteen existing wells were originally included in the Unit. By virtue of its interest in one of these wells we acquired a 1.075% working interest (0.833% net revenue interest) in the Unit. During the previous four years, six new horizontal wells have been drilled and four originally vertical wells have had horizontal laterals added. Three of these new horizontal wells were drilled in the year ended March 31, 2008.  Following the end of the fiscal year one additional well has been drilled but not yet completed.  While our interest in this effort is relatively small, this property has now become our 7th largest producer in terms of cash flow, up from 10th last year. More importantly these gains have been made with relatively low risk and low cost (relative to our cash position).

South Flat Lake Prospect — Sheridan County, Montana. We have acquired leases on approximately 4,200 gross acres (1,900 net) in northern Sheridan County near the Flat Lake Field. Developed by a geologist on retainer by us, South Flat Lake represents the first exploration prospect we have generated in more than a decade. To defray the cost of this effort, land, legal and geologic costs were funded equally by us and our 50% partner in this venture, an unrelated, non-public company. Our partner expects to sell a portion of this prospect to others to help defray their share of the cost of drilling. As an exploratory venture, this prospect is considered high risk and no assurance of its ultimate success can be offered. Presently, the Montana Oil & Gas Commission has granted a drilling permit and the surface location has been prepared for drilling operations.  We expect to commence drilling operations before the end of the calendar year.

Other Areas

The following areas are primarily gas productive and provide us exposure to natural gas projects.

Denver-Julesberg Basin — Weld County, Colorado.  We have previously disclosed our project to drill sixteen down-spaced wells on its Antenna federal property in Weld County, Colorado.  At March 31, 2008 all sixteen new wells had been drilled.  Of the now 32 total wells, eight of the new wells and eight of the original sixteen old wells were producing.  The eight remaining new wells and eight remaining original wells were not producing in that they were awaiting completion of newly designed and refurbished production facilities.  We were impacted in our fourth quarter and a portion of its third quarter because all of the original wells were shut-in to allow these new production facilities to be built.  We expect to have a 2% to 52.5% revenue interest in Codell/Niobrara production and a 13.125% to 52.5% revenue interest in J-Sand production (depending on actual well location).  However, initially, all new wells will produce from the Codell/Niobrara formation alone.  We expect to spend a total of $2.5 million for our share of the cost of drilling and completing these wells.  Kerr-McGee Oil & Gas Onshore, LP will be the Operator of the project.

Onshore Gulf Coast. During the past few years, we participated in five wells in this area; primarily pursuing “3-D Bright Spots.” We intend to look at and evaluate additional ventures in this area for possible future participation. However, our future involvement in this area will depend on the quality of prospects we review, the operational record of designated operators and the risk associated with specific ventures.

Christmas Meadows Prospect — Summit County, Utah. In fiscal 2007, we participated with Double Eagle Petroleum Company (“Double Eagle”) in one of the more exciting, true wildcat projects in the Rocky Mountain region, Christmas Meadows. Christmas Meadows is a structural dome in the southwest corner of the prolific Green River Basin, in Summit County, Utah. The dome is overlain by the Wyoming Overthrust Belt and the North Flank Thrust of the Uinta Mountains. During the first quarter of 2007, drilling at the Table Top Unit #1 well reached the originally planned depth of 15,760 feet. The drill cuttings did not reveal reservoir rocks (due to either insufficient hydraulics to bring those cuttings to surface undamaged and intact or because they did not exist).  Operations were suspended to assess alternative approaches to completing the project. The wellbore was sealed at 11,000 feet (the base of the intermediate casing) in order to prevent any abnormal pressure from migrating to surface.  The Table Top Unit, as originally formed, was dissolved, and, having met the governmental permitting obligation for the Unit test, the time-frame has been extended for drilling the newly formed Main Fork Unit until at least April 2009. We are in the process of evaluating potential alternatives, including drilling or farming out the drilling of the Table Top Unit #1 to drill deeper to the Nugget Sandstone at approximately 18,000 feet. Double Eagle has disclosed that it is in discussions with several larger or major companies to take over this venture and deepen this wellbore down to the deeper Nugget formation. While Double Eagle’s personnel have expressed excitement about this situation, given the recent premature and unexpected departure of Double Eagle’s long-time management, the possibility exists that little, or no, progress could occur.  If this does occur, this leasehold may expire of its own terms and we, Double Eagle, and our partners would be required to plug this well and reclaim the access road. We have a 1.5% interest in all future operations in this wellbore and in any future operations on the Christmas Meadows prospect.

Contemplated Activities

We are continually evaluating other drilling and acquisition opportunities for possible participation. Typically, at any one time, several opportunities are in various stages of due diligence. Our policy is to not disclose the specifics of a project or prospect, nor to speculate on such ventures, until such time as those various opportunities are finalized and undertaken. We caution that the absence of news and/or press releases should not be interpreted as a lack of development or activity.

We may alter or vary, all or part of, these contemplated activities based upon changes in circumstances, unforeseen opportunities, inability to negotiate favorable acquisition, farmout, joint venture or loan terms, lack of cash flow, lack of funding and/or other events which we are not able to anticipate.

Segment Information and Major Customers

Industry segment. We are engaged only in the upstream segment of the oil and gas industry, which comprises exploration, production, operations and development. We have no gathering, transportation, refining or marketing functions.

Markets. Our oil and natural gas is sold to various purchasers in the geographic area of its properties. We are a small company and, as such, have no impact on the market for our goods and little control over the price received. The market for, and the value of, oil and natural gas are dependent upon a number of factors including other sources of production, competitive fuels, and proximity and capacity of pipelines or other means of transportation, all of which are beyond our control. For more information see Note 1 - Major Customers and Concentration of Credit Risk in the Notes to the March 31, 2008 Consolidated Financial Statements.

Competition

The oil and gas industry is a highly competitive and speculative business. We encounter strong competition from major and independent oil companies in all phases of our operations. In this arena, we must compete with many companies having financial resources and technical staffs significantly larger than our own. Furthermore, having pursued an acquisition strategy for over a decade, we did not develop an in-house geologic or geophysical infrastructure, as have many of our competitors. Rather than incur the time and expense to develop in-house capability, we chose to enter joint ventures with other companies to accelerate our efforts.

With respect to acquisitions, competition is intense for the purchase of large producing properties. Because of the limited capital resources available to us, we have historically focused on smaller and/or marginal properties with behind-pipe potential in our acquisition efforts.

Regulations

General. Our operations are affected in varying degrees by federal, state, regional and local laws and regulations, including, but not limited to, laws governing well spacing, air emissions, water discharges, reporting requirements, endangered species, marketing, prices, taxes, allowable rates of production and the plugging and abandonment of wells and the subsequent rehabilitation of the wellsite locations. We are further affected by changes in such laws and by constantly changing administrative regulations. To the best of our knowledge, we are in compliance with all such regulations and are not aware of any claims that could have a material impact upon our financial condition, results of operations, or cash flows.

Environmental matters. We are subject to various federal, state, regional and local laws and regulations related to the discharge of materials into, and the protection of, the environment. These laws and regulations, among other things, may impose liability on the owner or the lessee for the cost of pollution cleanup resulting from operations, subject the owner or lessee to liability for pollution damages, require the suspension or cessation of operations in affected areas and impose restrictions on injection into subsurface formations in order to prevent the contamination of ground water. All but three of the disposal wells that we utilize are owned and operated by third parties whose disposal practices are outside of our control. With respect to the three disposal wells that we own and operates, we currently use these facilities only for the disposal of produced water from other Company-operated properties. Although environmental requirements do have a substantial impact upon the energy industry, these requirements do not appear to affect us any differently than other companies in this industry who operate in a given geographic area. We are not aware of any environmental claims which could have a material impact upon our financial condition, results of operations, or cash flows.

Such regulations have increased the resources required and costs associated with planning, designing, drilling, operating and both installing and abandoning oil and natural gas wells and facilities. As yet, we have not had to hire any new employees to comply with these regulations. We will continue to make expenditures in our efforts to comply with these requirements, which are unavoidable business costs in the oil and gas industry.

Although we are not fully insured against all environmental and other risks, we maintain insurance coverage that we believe is customary in the industry.

BASIC’S PROPERTIES

The following description of Basic’s properties is derived from Basic’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008.

Producing Properties: Location and Impact

At March 31, 2008, we owned a working interest in 90 producing oil wells and 14 producing gas wells. We currently operate 54 of these wells in five states: North Dakota, Montana, Colorado, Texas and Wyoming. These operated wells contributed approximately 57% of both our total liquid hydrocarbon sales and total natural gas sales in fiscal 2008. A significant portion of our production is encumbered and used to secure bank debt.

Producing Property

	Gross Wells		Net Wells
	Oil	Gas	Oil	Gas
Colorado	—	12	—	5.40
Louisiana	1	1	0.01	0.10
Montana	19	—	9.51	—
North Dakota	46	—	9.28	—
Texas	23	1	20.66	0.11
Wyoming	1	—	0.47	—

Total	90	14	39.9	5.6

Production

Specific production data relative to our oil and gas producing properties can be found in the Selected Financial Information table in Item 6 “Management’s Discussion and Analysis and Plan of Operation.”

Reserves

At March 31, 2008, our estimated proved developed oil and gas reserves in barrels of oil equivalent (BOE) was 1,229,000, a 3.7% increase over the prior year’s estimated proved developed oil and gas reserves of 1,185,000 BOE. However, due to increases in oil and gas prices, our standardized measure of discounted future net cash flows was $24,960,000, a 70.7% increase from the prior year’s standardized measure of discounted future net cash flows of $14,624,000. Further discussion of our estimated oil and gas reserves can be found in Note 12 to the March 31, 2008 Consolidated Financial Statements.

Geographically, our reserves are located in three primary areas: the Williston basin in North Dakota and Montana, the Denver-Julesburg (D-J) basin in Colorado and on-shore south Texas. The following table summarizes the estimated proved developed oil and gas reserves divided between operated and non-operated properties for these three areas as of March 31, 2008:

	Net Oil	Net Gas
	(Bbls)	(Mcf)	BOE	%

Williston Basin
Operated	323,000	40,000	329,667	26.2
Non-Operated	323,000	203,000	356,833	28.3

	646,000	243,000	686,500	54.5

South Texas/Onshore Gulf Coast
Operated	394,000	5,000	394,833	31.3
Non-Operated	—	188,000	31,359	2.5

	394,000	193,000	426,192	33.8

D-J Basin
Operated	11,000	537,000	100,500	8.0
Non-Operated	18,000	146,000	42,333	3.3

	29,000	683,000	142,833	11.3

Other Areas
Operated	5,000	—	5,000	0.4
Non-Operated	—	—	—	—

	5,000	—	5,000	0.4

Total	1,074,000	1,119,000	1,260,525	100

Leasehold Acreage

We lease the rights to explore for and produce oil and gas from mineral owners. Leases (quantified in acres) expire after their primary term unless oil or gas production is established. Prior to establishing production, leases are considered undeveloped. After production is established, leases are considered developed or “held-by-production.” Our acreage is comprised of developed and undeveloped acreage. As we have shifted to a growth strategy that is more focused on adding reserves through exploration and development drilling, we have begun to acquire various developed and undeveloped leasehold interests. To-date, our largest acreage acquisition has been a 20% interest in 13,000 gross acres in the Banks prospect in McKenzie County, North Dakota.

	Developed Acreage		Undeveloped Acreage
	Gross	Net	Gross	Net
Colorado	640	384	—	—
Louisiana	687	51	—	—
Montana	6,330	3,126	5,662	3,127
North Dakota	13,733	2,289	26,506	4,623
Texas	3,080	2,486	—	—
Utah	—	—	35,945	719
Wyoming	1,555	329	40	1

Total	26,025	8,665	68,153	8,470

Field Service Equipment

At March 31, 2008, one of our subsidiaries, Basic Petroleum Services, Inc. located in Bruni, Texas, owned a trailer house/field office, a shallow pulling rig, a large winch truck, a skid-mounted cementing unit, four pickup trucks and various ancillary service vehicles. None of the vehicles are encumbered.

Office Lease

We currently lease approximately 4,000 square feet of office space in downtown Denver, Colorado from an independent third party for approximately $5,500 per month escalating at a rate of approximately $170 at the end of each year. The lease term is for a five-year period ending April 30, 2013. For additional information see Note 7 to the March 31, 2008 Consolidated Financial Statements.

BASIC IS NOT PARTY TO ANY LEGAL PROCEEDINGS

Basic is not, to FieldPoint’s knowledge, subject to any pending or threatened, legal proceedings.

MARKET FOR BASIC’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following description of the market for Basic’s common equity and related stockholder matters is derived from Basic’s Annual Report on Form 10-KSB for the year ended March 31, 2008, and independent stock market price reports.  Information related to the year ended March 31, 2009 is derived by Yahoo Finance.

Our common stock is traded in the over-the-counter market. The following table sets forth the range of high and low closing bid prices for each quarter of the last two fiscal years.

	High	Low

Year Ended March 31, 2007
First Quarter	$2.85	$2.00
Second Quarter	2.29	1.66
Third Quarter	2.22	1.77
Fourth Quarter	1.90	1.52

Year Ended March 31, 2008
First Quarter	$1.64	$1.30
Second Quarter	1.45	0.95
Third Quarter	1.23	1.01
Fourth Quarter	1.12	0.89

Year Ended March 31, 2009
First Quarter	$3.04	$1.09
Second Quarter	2.31	1.21
Third Quarter	1.30	0.51

The closing bid price on January 13, 2009 was $0.65. Transactions on the over-the-counter market reflect inter-dealer quotations, without adjustments for retail mark-ups, mark-downs or commissions to the broker-dealer and may not necessarily represent actual transactions.

As of January __, 2009,  Basic had approximately ________ shareholders of record. Basic has never paid a cash dividend on its common stock. Any future dividend on common stock will be at the discretion of the Board of Directors and will be dependent upon the Company’s earnings, financial condition, and other factors.

Securities Authorized for Issuance Under Equity Compensation Plans

There were no additional securities authorized for issuance under the Company’s equity compensation plan.

Stock Option Plan . Effective July 27, 1995 our shareholders approved the 1995 Incentive Stock Option Plan (“the Plan”) authorizing option grants to employees and outside directors to purchase up to 1,000,000 shares of our common stock. The Plan was structured as a 10-year plan and, as such, ended on July 26, 2005. During the Plan’s existence, a total of 665,000 options were granted; of this amount, 50,000 options expired unexercised, 590,000 options were exercised at strike prices ranging from $0.0325 to $0.175 per share, and 25,000 options remain unexercised as of March 31, 2008 (see tables below).

Current option holders may exercise their options at the price of $0.1325 per share (which was the market value at the date of grant) over a period not to exceed ten years from the grant date provided they remain directors or employees of the Company.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities by Basic during the fiscal year ended March 31, 2008 or subsequently that were not previously disclosed in a quarterly report on its Form 10-QSB or a current report on Form 8-K.

BASIC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is derived from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Basic’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008 and from Basic’s Quarterly Report on Form 10-Q for the period ending September 30, 2008.

Liquidity Outlook

Our primary source of funding is the net cash flow from the sale of its oil and gas production. The profitability and cash flow generated by our operations in any particular accounting period will be directly related to: (a) the volume of oil and gas produced and then sold, (b) the average realized prices for oil and gas sold, and (c) lifting costs. Assuming oil prices do not decline significantly from current levels, we believe the cash generated from operations will provide sufficient working capital for us to meet our existing and normal recurring obligations as they become due. In addition, as mentioned in the “Debt” section below, we have an available borrowing capacity of $4,000,000 as of July 11, 2008.

Capital Structure and Liquidity

Overview. We recognize the importance of developing our capital resource base in order to pursue our objectives. However, subsequent to our last public offering in 1980, debt financing has been the sole source of external funding.  In addition to our routine production-related costs, general and administrative expenses and, when necessary, debt repayment requirements, we require capital to fund our exploratory and development drilling efforts, and the acquisition of additional properties as well as any development and enhancement of these acquired properties.

We have received numerous inquiries regarding the possibility of funding our efforts through equity contributions or debt instruments. Given strong cash flows, and the relatively modest nature of our current drilling projects, we have thus far declined these overtures. Our primary concern in this area is the dilution of our existing shareholders. However, going forward, given that one of the key components of our growth strategy is to expand our oil and gas reserve base through exploration and development drilling, if we were presented with a significant opportunity and available cash and bank debt financing were insufficient, it is possible we would consider alternative forms of additional financing.

Credit Line. Our current banking relationship, established in March 2002, is with American National Bank (“the Bank”), located in Denver, Colorado. Effective January 3, 2006 we amended the existing loan agreement to increase the line of credit amount from $1,000,000 to $20,000,000 with a concurrent borrowing base increase from $1,000,000 to $4,000,000. Effective December 31, 2006 the loan agreement was amended again to extend the maturity date of the credit agreement to December 31, 2008.

During the year ended March 31, 2008, we utilized none of our credit facility, while for the year ended March 31, 2007 we utilized our credit facility to fund portions of our drilling program and incurred interest charges of $6,000. Our effective annual interest rate was 8.50% at March 31, 2008 and 2007. On July 11, 2008 we had no outstanding principal balance on the line of credit with the entire $4,000,000 available for borrowing. If necessary, we may borrow funds to reduce payables, finance re-completion or drilling efforts, fund property acquisitions, or pursue other opportunities we cannot envision at this time. See Note 6 to the March 31, 2008 Consolidated Financial Statements for a more detailed discussion of our bank credit facility.

Hedging. During 2008 and 2007, we did not participate in any hedging activities, nor did we have any open futures or option contracts.  Additional information concerning our hedging activities appears in Note 1 to the March 31, 2008 Consolidated Financial Statements.

Working Capital. At March 31, 2008, we had a working capital surplus of $3,176,000 (a current ratio of 2.11:1) compared to a working capital surplus at March 31, 2007 of $2,057,000 (a current ratio of 2.03:1). The primary difference from 2007 to 2008 was a substantial increase in cash and cash equivalents resulting from the combined effect of improved cash flow from operations with a drop in the amount of funds used in investing activities.

Cash Flow. As mentioned above, our primary source of funding is the cash flow from its operations. Cash provided by operating activities decreased 15.7% from $4,283,000 in 2007 to $3,609,000 in 2008. Net cash used in investing activities decreased 59.3% from $1,413,000 in 2007 to $575,000 in 2008, which relates primarily to our drilling activities during the year.

We have not borrowed on our line of credit since June 2006. Cash used in financing activities was $425,000 in 2007 principally for repayment of debt, while cash provided by financing activities was $14,000 in 2008, from the proceeds of stock option exercise.

Capital Expenditures. During 2008 our capital expenditures were primarily focused in the DJ Basin of Colorado. Total capital expenditures during 2008 for oil and gas property and equipment and various leasehold interests were $2,700,000. Seventy-nine percent of these costs are from the Antenna Federal property in the DJ Basin of Colorado for the drilling and/or completion of the first eleven wells.  These projects were primarily funded with internally generated cash flow from operations. See also the Areas of Focus and Company Developments sections of Part 1 of this report for further discussion related to our exploration and development activities.

We are continually evaluating exploration, development and acquisition opportunities in an effort to grow our oil and gas reserves. At present cash flow levels and available borrowing capacity, we expect to have sufficient funds available for our share of any additional acreage, seismic and/or drilling cost requirements that might arise from these opportunities. However, we may alter or vary all or part of these planned capital expenditures based upon changes in circumstances, unforeseen opportunities, inability to negotiate favorable acquisition, farmout or joint venture terms, lack of cash flow, lack of additional funding, if necessary, and/or other events which we are not able to anticipate.

Divestitures/Abandonments. We plugged four wells during 2008 and incurred some additional costs pertaining to the abandonment of wells that were plugged in prior periods.

Impact of Inflation. Inflation has not had a material impact on the Company in recent years because of the relatively low rates of inflation in the United States. While the US dollar has weakened compared to foreign currencies during the year, the prices of oil and gas have hit all time highs, and we deal primarily in US dollars.

Other Commitments. We have no obligations to purchase additional, or sell any existing, oil and gas property. We also do not have any other commitments beyond our office lease and software maintenance contracts (see Note 7 to the March 31, 2008 Consolidated Financial Statements).

Restatement and Impact on Financial Statements

During the preparation and review of our 2008 income tax provision, we discovered errors in calculating the GAAP cost basis of our oil and gas properties in determining deferred tax liability and the estimated deferred tax asset for depletion carryforward for fiscal years ended March 31, 2007 and 2006 under SFAS 109- Accounting for Income Taxes. During this review, we also determined that it would be appropriate to correct what we considered to be immaterial differences to properly reconcile accounting for stock option compensation for purposes of determining deferred tax liability for the fiscal year ended March 31, 2007 under SFAS 109 – Accounting for Income Taxes. The foregoing impacted our previously filed financial statements for the fiscal years 2007 and 2006 and our previously filed interim financial statements for those years related to our tax liabilities and our income tax provision.

In accordance with the provisions of SFAS 154 – Accounting Changes and Error Corrections, we have restated, to the earliest period practical, our previously filed financial statements. See Note 2 – Restatement of Financial Statements in Notes to the March 31, 2008 Consolidated Financial Statements in Item 7 – Financial Statements of the Annual Report on Form 10-KSB, for the effect of the restatements on fiscal years 2007 and 2006.

The following table details the net income effect of these corrections for fiscal years 2006 and 2007:

Fiscal Year	Net Income as Previously Reported	Increase in Provision for Deferred Income Taxes	Net Income as Restated

2007	$2,500,000	$(445,000)	$2,055,000
2006	$2,815,000	$(482,000)	$2,333,000

See Note 2 – Restatement of Financial Statements in Notes to the March 31, 2008 Consolidated Financial Statements in Item 7 – Financial Statements in the Annual Report on Form 10-KSB, for further discussion on the effect of these corrections for fiscal years 2007 and 2006 to the previously reported amounts.

Liquidity and Capital Resources

Liquidity Outlook. Our primary source of funding is the net cash flow from the sale of our oil and gas production. The profitability and cash flow generated by our operations in any particular accounting period will be directly related to: (a) the volume of oil and gas produced and sold, (b) the average realized prices for oil and gas sold, and (c) lifting costs. Assuming that oil prices do not decline significantly from current levels, we believe the cash generated from operations will enable us to meet our existing and normal recurring obligations. In addition, as mentioned in the “Credit Line” section below, we currently have $4,000,000 of unused borrowing capacity.

Working Capital. At September 30, 2008, we had a working capital surplus of $5,461,000 (a current ratio of 2.89:1) compared to a working capital surplus at March 31, 2008 of $3,168,000 (a current ratio of 1.79:1). The increase is a result of our improved cash position due to increases in price and production of oil and gas for the period ended September 30, 2008.

Cash Flow. Net cash provided by operating activities increased 87% from $1,522,000 in the six months ended September 30, 2007 (“2007”) to $2,851,000 in the six months ended September 30, 2008 (“2008”). This increase was primarily due to increased oil and gas revenue, offset primarily by an increase in depletion.

Net cash used in investing activities increased 557% from $406,000 during 2007 to $2,668,000 in the six months ended September 30, 2008. The difference relates primarily to timing of cash payments relating to expenditures of the drilling and completion of the new wells in DJ Basin of Colorado.

Credit Line. Our current banking relationship, established in March 2002, is with American National Bank (“the Bank”), located in Denver, Colorado. Effective January 3, 2006 we amended the existing loan agreement to increase the line of credit amount from $1,000,000 to $20,000,000 with a concurrent borrowing base increase from $1,000,000 to $4,000,000. Effective December 31, 2006 the loan agreement was amended again to extend the maturity date of the credit agreement to December 31, 2008.

During the year ended March 31, 2008, we utilized none of our credit facility. Our effective annual interest rate at September 30, 2008 was WSJ prime plus 0.25%. On September 30, 2008, we had no outstanding principal balance on the line of credit with the entire $4,000,000 available for borrowing. If necessary, we may borrow funds to reduce payables, finance re-completion or drilling efforts, fund property acquisitions, or pursue other opportunities we cannot envision at this time.

Capital Expenditures

The amounts presented herein may not be consistent with the amounts presented on the consolidated statement of cash flows under investing activities for expenditures on oil and gas property in that the amounts contained therein are presented on a cash basis and not on an accrual basis.

During the quarter ended September 30, 2008, we spent approximately $575,000 on various projects.  When combined with first quarter investments, we have deployed $1,215,000 through the first six months of the current fiscal year.  This compares to $336,000 and $383,000 for the quarter and six months ended September 30, 2007, respectively. Through the first six months of fiscal 2008, approximately 78% of capital expenditures were dedicated to drilling and completions, 13% was dedicated to preservation of expiring leases and 9% was dedicated to the acquisition of producing properties.

During the quarter ended September 30, 2008, we estimate that we spent 55% of our drilling and completion dollars on our Antenna Federal development drilling project in Weld County, 19% on drilling and completing the newest Marathon operated well, the Steffan 14-22H, and 19% on the TR Madison Unit in Billings County, North Dakota.  These projects were funded with internally generated cash flow from operations.

Contemplated Activities

We anticipate pursuing the following activities during the remainder of fiscal 2009.

Panther Energy Company, LLC. (Panther) is drilling the first of two wells on 13,000 gross acres in our Banks prospect in McKenzie County, North Dakota.  Basic has a 6.5% (32.5% of 20%) carried working interest “to the tanks” on the Banks acreage contributed to the spacing unit for the first two wells and the right to participate for 6.5% interest on the Banks acreage contributed to the spacing unit in subsequent wells.  As previously disclosed, until Panther finishes these first two wells, Panther’s continued involvement  or our timing to participate in subsequent wells remains undetermined.

In Montana, we and our 50% partner expect to drill a vertical Red River test on the South Flat Lake prospect in the fourth quarter of fiscal 2009 or first quarter of 2010, depending on weather and road conditions.  If successful, it is possible that as many as 4 development wells could be drilled.  As previously disclosed, efforts to commence drilling this fall were initially hampered by the lack of available drilling rigs and more recently by the scarcity of casing in the grades and weights that we require. We have purchased casing that is expected to be delivered in late February which will free us to begin drilling efforts then.  The initial well is expected to cost approximately $1.35 million to drill.  While we now own and could participate for our 50% interest in this prospect, if we and our partner sell a portion of this prospect as intended, our interest would be proportionately reduced. We expect to be the operator of this property.

At present cash flow levels, and further extension of our available borrowing capacity, we expect to have sufficient funds available for our share of any additional acreage, seismic and/or drilling cost requirements that might arise from these opportunities.  However, we may alter or vary all or part of these planned capital expenditures based upon changes in circumstances, unforeseen opportunities, inability to negotiate favorable acquisition, farmout or joint venture terms, lack of cash flow, lack of additional funding, if necessary, and/or other events which we are not able to anticipate.

We are continually evaluating other drilling and acquisition opportunities for possible participation. Typically, at any one time, several opportunities are in various stages of due diligence. Our policy is to not disclose the specifics of a project or prospect, nor to speculate on such ventures, until such time as those various opportunities are finalized and undertaken. We caution that the absence of news and/or press releases should not be interpreted as a lack of development or activity.

Divestitures/Abandonments

During the quarter ended September 30, 2008 we completed plugging one operated well which began in the prior quarter.

Results of Operations

Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007

Overview. Net income for the three months ended September 30, 2008 was $946,000 compared to net income of $430,000, as restated, for the three months ended September 30, 2007, an increase of 120%.

Revenues. Oil and gas sales revenue increased $908,000 (51%) in 2008 from 2007. Oil sales revenue increased $617,000 (38%), and gas sales revenue increased $291,000 (169%) in 2008 from 2007.  These increases resulted largely from the overall increased price during the quarter, as well as the recently completed DJ wells.

Volumes and Prices. Oil sales volumes decreased 15%, from 22,800 barrels in 2007 to 19,400 barrels in 2008 while there was an increase of 62% in the average price per barrel from $70.95 in 2007 to $115.09 in 2008. The drop in oil sales volume is attributed primarily to a reversal of over accrued volume estimates made in the previous quarter that were associated with our new wells on our Antenna Federal property in Weld County, Colorado.  Gas sales volume increased 28% from 30.4 million cubic feet (MMcf) in 2007 to 38.8 MMcf in 2008, while the average price per Mcf increased 111%, from $5.69 in 2007 to $11.98 in 2008. The increase in gas sales volume is primarily due to bringing back online wells in the Antenna Federal property in Weld County, Colorado, as well as the production of new wells in the same property. On an equivalent barrel (BOE) basis, sales volume decreased 7% from 27,800 BOE in 2007 to 25,900 BOE in 2008.

Expenses. Oil and gas production expense increased $100,000 (22%) in 2008 over 2007. Oil and gas production expense is comprised of two components: routine lease operating expenses and workovers. Routine expenses typically include such items as daily well maintenance, utilities, fuel, water disposal, minor surface equipment repairs, and marketing and transportation costs. Workovers, on the other hand, which primarily include downhole repairs, are generally random in nature. Although workovers are expected, they can be much more frequent in some wells than others and their cost can be significant. Therefore, workovers account for more dramatic fluctuations in oil and gas production expense from period to period.

Routine lease operating expense increased $95,000 (24%) from $390,000 in 2007 to $485,000 in 2008 while workover expense increased $5,000 (7%) from $73,000 in 2007 to $78,000 in 2008. Routine lease operating expense per BOE increased 34% from $14.05 in 2007 to $18.73 in 2008 while workover expense per BOE increased 16% from $2.61 in 2007 to $3.01 in 2008.

Production taxes, which are generally a percentage of sales revenue, increased $59,000 (38%) in 2008 over 2007 primarily due to the influence of higher oil prices and understandably higher gross revenues. Production taxes, as a percent of sales revenue decreased from 9% in 2007 to 8% in 2008.  The overall lifting cost (oil and gas production expense and production taxes) per BOE increased 35% from $22.26 in 2007 to $30.07 in 2008.

Depreciation and depletion expense increased $18,000 (10%) in 2008 over 2007 as a result of an increase in the full cost pool depletable base.

General and administrative expense increased $100,000 (65%) in 2008 over 2007. These increases were primarily the result of increased expenditures attributable to the restatement of our financials, along with increases in consulting fees, and to a less extent, increases in the number of office personnel.  G&A expense per BOE increased 77% from $5.57 in 2007 to $9.85 in 2008. As a percent of total sales revenue, G&A expense remained consistent at 9% from 2007 to 2008.

Six Months Ended September 30, 2008 Compared to Six Months Ended September 30, 2007

Overview. Net income for the six months ended September 30, 2008 was $2,326,000 compared to net income of $717,000 as restated for the six months ended September 30, 2007, an increase of 224%.

Revenues. Oil and gas sales revenue increased $2,617,000 (77%) in 2008 from 2007. Oil sales revenue increased $2,137,000 (72%). Gas sales revenue increased $481,000 (114%) in 2008 from 2007. These increases resulted largely from the increased price during the past six months.

Volumes and Prices. Oil sales volumes declined 4%, from 45,100 barrels in 2007 to 43,300 barrels in 2008 while there was a 79% increase in the average price per barrel from $65.92 in 2007 to $117.86 in 2008. Gas sales volume increased 27%, from 64.6 million cubic feet (MMcf) in 2007 to 81.9 MMcf in 2008, while the average price per Mcf rose 68%, from $6.54 in 2007 to $10.98 in 2008. The increase in gas sales volume is primarily due to production brought online from our 16-well drilling program in Weld County, Colorado. On an equivalent barrel (BOE) basis, sales volume increased 2% from 55,800 BOE in 2007 to 57,000 BOE in 2008.

Expenses. Oil and gas production expense increased $172,000 (18%) in 2008 over 2007. Oil and gas production expense is comprised of two components: routine lease operating expenses and workovers. Routine expenses typically include such items as daily well maintenance, utilities, fuel, water disposal and minor surface equipment repairs. Workovers, on the other hand, which primarily include downhole repairs, are generally random in nature. Although workovers are expected, they can be much more frequent in some wells than others and their cost can be significant. Therefore, workovers account for more dramatic fluctuations in oil and gas production expense from period to period.

Routine lease operating expense increased $154,000 (20%) from $784,000 in 2007 to $938,000 in 2008 while workover expense increased $18,000 (10%) from $173,000 in 2007 to $191,000 in 2008. Routine lease operating expense per BOE increased 17% from $14.05 in 2007 to $16.46 in 2008 while workover expense per BOE rose 8% from $3.10 in 2007 to $3.35 in 2008.

Production taxes, which are generally a percentage of sales revenue, increased $215,000 (76%) in 2008 over 2007. Production taxes, as a percent of sales revenue remained consistent at 8% from 2007 to 2008. The overall lifting cost (oil and gas production expense and production taxes) per BOE increased 28% from $22.22 in 2007 to $28.54 in 2008.

Depreciation and depletion expense increased $62,000 (17%) in 2008 over 2007 as a result of an increase in the full cost pool depletable base.

General and administrative expense increased $235,000 (73%) in 2008 over 2007. These increases were primarily the result of increased expenditures attributable to the restatement of our financials, along with increases in consulting fees, and to a less extent, increases in the number of office personnel. G&A expense per BOE increased 69% from $5.79 in 2007 to $9.79 in 2008. As a percent of total sales revenue, G&A expense declined from 10% in 2007 to 9% in 2008.

Income Tax Expense. For the six months ended September 30, 2008 we recorded income tax expense of $933,000. This includes a current year expense of $368,000 and a deferred tax provision of $565,000.  Our effective income tax rate decreased from 51.3% for the six months ended

September 30, 2007 to 28.6% for 2008. Our effective income tax rate was lower for 2008 primarily due to an increase in estimated deductions for statutory depletion.

Liquids and Natural Gas Production, Sales Price and Production Costs

The following table shows selected financial information for the quarter ended September 30 in the current and prior year. Certain prior year amounts may have been reclassified to conform to current year presentation.

	Six Months Ended		Three Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Sales volume:
Oil (barrels)	43,300	45,100	19,400	22,800
Gas (mcf)	81,900	64,600	38,800	30,400

Revenue:
Oil	$5,106,000	$2,970,000	$2,234,000	$1,617,000
Gas	903,000	422,000	463,000	172,000
Total revenue[1]	6,009,000	3,392,000	2,697,000	1,789,000

Total production expense[2]	1,627,000	1,240,000	779,000	620,000

Gross profit	$4,382,000	$2,152,000	$1,918,000	$1,169,000

Depletion expense	$400,000	$351,000	$179,000	$177,000

Average sales price[3]
Oil (per barrel)	$117.86	$65.92	$115.09	$70.95
Gas (per mcf)	$10.98	$6.54	$11.98	$5.69
Average production expense[2,3,4]	$28.54	$22.22	$30.13	$22.26
Average gross profit[3,4]	$76.88	$38.56	$74.05	$42.00
Average depletion expense[3,4]	$7.33	$6.28	$7.61	$6.36
Average general and administrative expense[3,4]	$9.79	$5.79	$9.85	$5.57

[1]	Net of $45,000 in water disposal revenue, as compared to total revenues of $6,054,000
[2]	Overall lifting cost (oil and gas production expenses and production taxes)
[3]	Averages calculated based upon non-rounded figures
[4]	Per equivalent barrel (6 Mcf of gas is equivalent to 1 barrel of oil)

Controls and Procedures

The Company maintains a system of disclosure controls and procedures that are designed for the purpose of ensuring that information required to be disclosed in its SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

For the quarter ended September 30, 2008 we carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Principal Accounting Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon that evaluation, it was concluded that the Company’s disclosure controls and procedures are effective for the purposes discussed above.

There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s quarter ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Fiscal 2008 Compared with Fiscal 2007

Overview. Net income for the year ended March 31, 2008 was $1,763,000 compared to net income of $2,055,000 as restated for the year ended March 31, 2007, a 14.2% decrease. Earnings for 2008 were greatly impacted by the current year income tax expense and the provision for deferred income taxes following utilization of the remaining tax net operating loss carry-forward in 2006, as well as increased general and administrative and production expenses.

Revenues. Oil and gas sales revenue increased $286,000 (3.9%) in 2008 over 2007 as a result of higher average oil prices. Oil sales revenue alone increased $634,000 (9.4%). Gas sales revenue alone decreased $348,000 (34.3%) in 2008 from 2007.

Volumes and Prices. Decline in production on the two relatively new Halverson wells, Richland County, Montana along with salt water disposal issues on the West Cole North Unit, Webb County, Texas contributed to a decrease in oil sales volumes of 14% from 104,000 barrels in 2007 to 89,000 barrels in 2008 while the average price per barrel increased 29% from $58.70 in 2007 to $75.47 in 2008. Gas sales volume decreased 30% from 155.8 million cubic feet (MMcf) in 2007 to 108.6 MMcf in 2008 while the average price per Mcf dropped 6%, from $6.51 in 2007 to $6.13 in 2008. The production decrease in gas was primarily due to the Antenna Federal wells being temporarily shut in for the rebuilding of tank batteries.  On an equivalent barrel (BOE) basis, sales decreased 17% from 130,000 BOE in 2007 to 108,000 BOE in 2008.

Expenses. Oil and gas production expense increased $150,000 (7.8%) in 2008 over 2007. Oil and gas production expense is comprised of two components: routine lease operating expenses and workovers. Routine expenses typically include such items as daily well maintenance, utilities, fuel, water disposal and minor surface equipment repairs. Workovers, on the other hand, which primarily include downhole repairs, are generally random in nature. Although workovers are expected, they can be much more frequent in some wells than others and their cost can be significant. Therefore, workovers account for more dramatic fluctuations in oil and gas production expense from period to period.

Routine lease operating expense increased $42,000 (3%) from $1,560,000 in 2007 to $1,602,000 in 2008, which is relatively consistent. Workover expense increased $108,000 (29%) from $375,000 in 2007 to $483,000 in 2008 primarily as a result of additional workover expenses on various wells in 2008. On an equivalent barrel basis, routine lease operating expense increased 24% from $11.99 per BOE in 2007 to $14.84 in 2008 while workover expense increased 70% from $2.88 in 2007 to $4.89 per BOE in 2008.

Primarily as a result of the increase in oil and gas sales revenue, production taxes, which are a function of sales revenue, increased $134,000 (28%) in 2008 over 2007. Production taxes as a percent of oil and gas sales revenue actually increased from 6.8% in 2007 to 8.3% in 2008.

The overall lifting cost (oil and gas production expense plus production taxes) per BOE was $24.86 in 2008 compared to $18.61 in 2007. We caution that this cost per equivalent barrel is not indicative of all wells, and that certain high cost wells would be shut in should oil prices begin to drop below certain levels.

Depreciation, depletion and amortization expense increased $45,000 (7%) in 2008 over 2007, which is due to new wells in our Antenna Federal property. Depreciation, depletion, and amortization expense per BOE increased from $4.85 in 2007 to $6.34 in 2008.

Accretion of asset retirement obligation increased $6,000 (5%) in 2008 over 2007. This increase is a result of additional estimated future plugging and abandonment costs. Additional information concerning SFAS No. 143 and related activity during 2008 can be found in Note 3 to the Consolidated Financial Statements.

General and administrative (G&A) expense increased $170,000 (31%) in 2008 over 2007. This increase was primarily due to D&O insurance, board of director compensation, consulting fees in connection with Sarbanes-Oxley implementation, and increased employee compensation consistent with the Company’s growth.  The percentage of G&A expense that we were able to charge out to operated properties was 22% in 2008 compared to 27% in 2007. G&A expense per BOE increased 41% from $4.20 in 2007 to $5.94 in 2008. G&A expense as a percentage of total sales revenue also increased from 7.7% in 2007 to 10% in 2008.

Other Income/Expense. Due to significantly higher cash balances throughout the year, Interest and other income increased from $50,000 in 2007 to $152,000 in 2008. Also in 2007, we recorded as other income a refund, plus accrued interest, totaling $79,000 from the Department of Energy for overpayments related to fuel purchases made from 1973 through 1980 by a wholly-owned subsidiary of the Company that has been inactive since 1980.  Interest and other expenses, increased from $7,000 in 2007 to $28,000 in 2008.

Income Taxes. In 2008, we recorded income tax expense of $1,525,000 comprised of a current year income tax provision of $179,000, and a deferred income tax provision of $1,346,000. This compares to a 2007 income tax expense of $326,000, as restated. At March 31, 2007 we had a net deferred tax liability of $1,026,000, as restated. However, with a combination of our net income from operations over the past few years and the expensing of intangible drilling and completion costs for tax purposes during these years, our net deferred tax asset has been utilized and we are now in a deferred tax liability position. Going forward, under a scenario of sustained net income from operations, we anticipate recording an income tax expense each year that should approximate 39%. The effective tax rate for 2008 was 46% of pre-tax income, which differs from the expected future rate primarily because of the change in fiscal 2008 of the percentage depletion carryforward as restated from fiscal 2007.

Fiscal 2007 Compared with Fiscal 2006

Overview. Net income for the year ended March 31, 2007 was $2,055,000 (as restated) compared to net income of $2,333,000 (as restated) for the year ended March 31, 2006, an 12% decrease. Earnings for 2007 were greatly impacted by the current year income tax expense and the provision for deferred income taxes following utilization of the remaining tax net operating loss carry-forward in 2006.

Revenues. Oil and gas sales revenue increased $534,000 (8%) in 2007 over 2006 as a result of both an increase in volume sales and higher average oil prices. Oil sales revenue alone increased $585,000 (11%). An increase in sales volume in 2007 contributed $235,000 while higher average oil prices in 2007 added $350,000. Gas sales revenue alone decreased $51,000 (5%) in 2007 from 2006. A positive variance of $114,000 from higher volume sales was more than offset by a $165,000 negative variance attributable to a lower average price for natural gas.

Volumes and Prices. As a result of new production from the Halvorsen 21X-36 and two wells in our Banks prospect, oil sales volume increased 4% from 99,900 barrels in 2006 to 104,200 barrels in 2007 while the average price per barrel rose 6% from $55.35 in 2006 to $58.70 in 2007. Primarily due to new production from our Louisiana gas well, gas sales volume increased 11% from 140.8 million cubic feet in (MMcf) 2006 to 155.8 MMcf in 2007 while the average price per Mcf dropped 14%, from $7.56 in 2006 to $6.51 in 2007. On an equivalent barrel (BOE) basis, sales increased 5% from 123,400 BOE in 2006 to 130,100 BOE in 2007.

Expenses. Oil and gas production expense decreased $169,000 (8%) in 2007 from 2006. Oil and gas production expense is comprised of two components: routine lease operating expenses and workovers. Routine expenses typically include such items as daily well maintenance, utilities, fuel, water disposal and minor surface equipment repairs. Workovers, on the other hand, which primarily include downhole repairs, are generally random in nature. Although workovers are expected, they can be much more frequent in some wells than others and their cost can be significant. Therefore, workovers account for more dramatic fluctuations in oil and gas production expense from period to period.

Routine lease operating expense increased $218,000 (16%) from $1,342,000 in 2006 to $1,560,000 in 2007 mainly because of new wells placed on production in 2007. Workover expense dropped $387,000 (51%) from $762,000 in 2006 to $375,000 in 2007 primarily as a result of unusually high workover expenses on three properties in 2006. On an equivalent barrel basis, routine lease operating expense increased 10% from $10.88 per BOE in 2006 to $11.99 in 2007 while workover expense dropped 53% from $6.18 in 2006 to $2.88 per BOE in 2007.

Primarily as a result of the increase in oil and gas sales revenue, production taxes, which are a function of sales revenue, increased $27,000 (6%) in 2007 over 2006. Production taxes as a percent of oil and gas sales revenue actually dropped slightly from 7.0% in 2006 to 6.8% in 2007.

The overall lifting cost (oil and gas production expense plus production taxes) per BOE was $18.61 in 2007 compared to $20.78 in 2006. Basic cautions that this cost per equivalent barrel is not indicative of all wells, and that certain high cost wells would be shut in should oil prices begin to drop below certain levels.

Depreciation, depletion and impairment expense increased $90,000 (16%) in 2007 over 2006. Included in the 2006 expense is an $85,000 ceiling limitation impairment charge applicable to our

Canadian operations. With respect to U.S. operations only, depreciation and depletion expense increased $175,000 (38%) in 2007 over 2006 due to extensive drilling activity at the end of 2006 and the resulting inclusion of new properties in our estimated oil and gas reserves and full cost pool depletable base in 2007. For U.S. operations only, depreciation and depletion expense per BOE increased from $3.70 in 2006 to $4.85 in 2007.

Accretion of asset retirement obligation increased $34,000 (46%) in 2007 over 2006. This increase is a result of revisions to previous estimates of future plugging and abandonment costs. Additional information concerning SFAS No. 143 and related activity during 2007 can be found in Note 2 to the Consolidated Financial Statements.

General and administrative (G&A) expense increased $22,000 (4%) in 2007 over 2006. Increases in SEC reporting, audit related costs, and consulting fees, and a decrease in the amount of G&A expenses that we could charge out to operated properties, all were only partially offset by a decrease in employee benefits. The percentage of gross G&A expense that we were able to charge out was 27% in 2007 compared to 30% in 2006. G&A expense per BOE decreased 1% from $4.24 in 2006 to $4.20 in 2007. G&A expense as a percentage of total sales revenue also dropped slightly from 7.9% in 2006 to 7.7% in 2007.

Other Income/Expense. Due to significantly higher cash balances throughout the year, interest and other income, which consists almost entirely of interest income, increased from $23,000 in 2006 to $50,000 in 2007. Interest and other expenses, consisting primarily of interest from short-term debt financing, decreased from $11,000 in 2006 to $7,000 in 2007. Also in 2007, we recorded as other income a refund, plus accrued interest, totaling $79,000 from the Department of Energy for overpayments related to fuel purchases made from 1973 through 1980 by a wholly-owned subsidiary of the Company that has been inactive since 1980.

Income Taxes. In 2007 we recorded income tax expense of $1,352,000 as restated, comprised of a current year income tax provision of $326,000 and a deferred income tax provision of $1,026,000, as restated. This compares to a 2006 income tax expense of $495,000 as restated, comprised of a current year income tax provision of $13,000 and a deferred income tax provision of $482,000, as restated. With a combination of our net income from operations over the past few years and the expensing of intangible drilling and completion costs for tax purposes during these years, our net deferred tax asset has been utilized and we are now in a deferred tax liability position. Going forward, under a scenario of sustained net income from operations, we anticipate recording an income tax expense each year that should approximate 38%. The effective tax rate for 2007 was 27% of pre-tax income, which differs from the expected future tax rate primarily because of the utilization during 2007 of our remaining net deferred tax asset carried forward from 2006, which had previously been fully offset by a valuation allowance due to the uncertainty as to its utilization.

Selected Financial Information

The following table shows selected financial information and averages for each of the three prior years in the period ended March 31.

	2008	2007	2006
Production:
Oil (barrels)	89,400	104,200	99,900
Gas (Mcf)	108,600	155,800	140,800
Revenue: (in thousands)
Oil	$6,748	$6,115	$5,530
Gas	667	1,014	1,065

Total	7,415	7,129	6,595
Less: Total production expense (in thousands)[1]	2,706	2,422	2,564

Gross profit (in thousands)	$4,709	$4,707	$4,031

Depletion expense (in thousands)[4]	$673	$631	$456
General and administrative expense (in thousands)	$716	$546	$524

Average sales price[2]
Oil (per barrel)	$75.47	$58.70	$55.35
Gas (per Mcf)	6.13	6.51	7.56
Average production expense[1,2,3]	19.27	18.61	20.78
Average gross profit[2,3]	43.96	36.17	32.66
Average depletion expense[2,3,4]	5.59	4.85	3.70
Average general and administrative expense[2,3]	5.94	4.20	4.24

[1]	Operating expenses, including production tax

[2]	Averages calculated based upon non-rounded figures

[3]	Per equivalent barrel (6 Mcf of gas is equivalent to 1 barrel of oil)

[4]	Excluding impairment expense related to Canadian full cost pool ceiling limitation

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the actual amounts of assets and liabilities at the date of the financial statements and the actual amounts of revenues and expenses during the reporting period. We base these estimates on assumptions that we understand are reasonable under the circumstances. The estimated results that are produced by this effort will differ under different assumptions or conditions.  We understand that these estimates are necessary and that actual results could vary significantly from the estimated amounts for the current and future periods. We understand the following accounting policies and estimates are necessary in the preparation of our consolidated financial statements: the carrying value of our oil and gas property, the accounting for oil and gas reserves, the estimate of our asset retirement obligations and the estimate of our income tax assets and liabilities.

Oil and Gas Property. We utilize the full cost method of accounting for costs related to our oil and gas property. Capitalized costs included in the full cost pool are depleted on an aggregate basis over the estimated lives of the properties using the units-of-production method. These capitalized costs are subject to a ceiling test that limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10 percent plus the lower of cost or market value of unproved properties less any associated tax effects. If the full cost pool of capitalized oil and gas property costs exceeds the ceiling, we will record a ceiling test write-down to the extent of such excess. This write-down is a non-cash charge to earnings. If required, it reduces earnings and impacts shareholders’ equity in the period of occurrence and may result in lower depreciation and depletion in future periods. The write-down can not be reversed in future periods, even though higher oil and gas prices may subsequently increase the ceiling.

Oil and Gas Reserves. The determination of depreciation and depletion expense as well as ceiling test write-downs related to the recorded value of our oil and gas properties are highly dependent on the estimates of the proved oil and gas reserves attributable to these properties. Oil and gas reserves include proved reserves that represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond our control. Accordingly, reserve estimates are often different from the quantities of oil and gas ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves. Ninety-three percent of our reported oil and gas reserves at March 31, 2008 are based on estimates prepared by an independent petroleum engineering firm. The remaining seven percent of our oil and gas reserves were prepared in-house. See also Note 12 to the March 31, 2008 Consolidated Financial Statements.

Asset Retirement Obligations. We have significant obligations related to the plugging and abandonment of our oil and gas wells, the removal of equipment and facilities, and returning the land to its original condition. SFAS No. 143, “Accounting for Asset Retirement Obligations” requires that we estimate the future cost of this obligation, discount this cost to its present value, and record a corresponding asset and liability in its Consolidated Balance Sheets. The values ultimately derived are based on many significant estimates, including the ultimate expected cost of the obligation, the expected future date of the required cash expenditures, and inflation rates. The nature of these estimates requires management to make judgments based on historical experience and future expectations related to timing. We review the estimate of our future asset retirement obligations quarterly. These quarterly reviews may require revisions to these estimates based on such things as changes to cost estimates or the timing of future cash outlays. Any such changes that result in upward or downward revisions in the estimated obligation will result in an adjustment to the related capitalized asset and corresponding liability on a prospective basis. See also Note 3 to the March 31, 2008 Consolidated Financial Statements.

Off Balance Sheet Transactions, Arrangements or Obligations

We have no material off balance sheet transactions, arrangements or obligations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, research and development assets and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The adoption of the provisions of SFAS 141R is not expected to have a material effect on our financial position, results of income, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, providing companies with an option to report selected financial assets and liabilities at fair value.   The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently.   Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting.   SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.   The Standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet.   The adoption of the provisions of SFAS 159 did not have a material effect on our financial position, results of income, or cash flows.

In September   2006, the FASB issued SFAS Statement No.   157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November   15, 2007.   In February 2008, the FASB issued Staff Position No. FAS 157-2.  That guidance proposed a one year deferral of the implementation of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis (less frequent than annually).

On April 1, 2008, we adopted SFAS No. 157 with the one-year deferral for non-financial assets and liabilities.  The adoption of SFAS No. 157 did not have a material impact on our financial position, results of income, or cash flows.  Beginning April 1, 2009, we expect to adopt the provisions for non-financial assets and non-financial liabilities that are not required or permitted to be measured at fair value on a recurring basis.  While we are in the process of evaluating this standard with respect to its effect on non- financial assets and liabilities, we have not yet determined the impact that it will have on our financial statements upon full adoption in 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of market risks was derived from Basic’s Quarterly Report on Form 10-Q for the fiscal year ended September 30, 2008.

As a crude oil and natural gas producer, our revenue, cash flow from operations, other income and profitability, reserve values, access to capital and future rate of growth are substantially dependent upon the prevailing prices of crude oil and natural gas. Declines in commodity prices will materially adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower commodity prices may reduce the amount of crude oil and natural gas that we can produce economically. Prevailing prices for such commodities are subject to wide fluctuation in response to relatively minor changes in supply and demand and a variety of additional factors beyond our control, such as global, political and economic conditions. Historically, prices received for crude oil and natural gas production have been volatile and unpredictable, and such volatility is expected to continue. Most of our production is sold at market prices. Generally, if the commodity indexes fall, the price that we receive for our production will also decline. Therefore, the amount of revenue that we realize is to a large extent determined by factors beyond our control.

.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

The following description of changes in Basic’s independent registered public accountants is derived from Basic’s Current Report  on Form 8-K dated July 18,, 2008.

Item 4.01 – Changes in Registrant’s Certifying Accountant

(a)              Previous independent registered public accounting firm.

On July 11, 2008, the Audit Committee of the Board of Directors of Basic Earth Science Systems, Inc. (“the Company” or “Basic”) discussed considering a potential change of its independent accountants and directed management to undertake a request for proposal (“RFP”) from independent registered public accountants to serve as the Company’s auditor for fiscal 2009. This RFP process was initiated by the Company on July 14, 2008. Several public accounting firms, including Hein & Associates LLP (“Hein”) were asked to submit proposals.

On July 15, 2008, Hein verbally notified the Audit Committee of the Board of Directors of the Company that Hein would decline to stand for re-election as independent accountants. On July 18, 2008, Hein confirmed to the Company that the client-auditor relationship between it and the Company had ceased.

The reports of Hein on the Registrant’s consolidated financial statements for the fiscal years ended March 31, 2007 and March 31, 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

There were no disagreement between the Company and Hein on any matter of accounting principles or practices, financial statement disclosure, or  auditing scope or practice, during the Company’s two most recent fiscal years ended March 31, 2008, and during the subsequent period through July 18, 2008, which disagreements, if not resolved to Hein’s satisfaction, would have caused Hein to make reference to the subject matter of the disagreement in connection with its report issued in connection with the audit of the Company’s financial statements.

(b)	New independent registered public accounting firm.

Based on a bid from Ehrhardt Keefe Steiner & Hottman PC (EKS&H) pursuant to the RFP, the Registrant, effective July 18, 2008, has engaged EKS&H, whose business address is 7979 E. Tufts Avenue, Suite 400, Denver CO, 80237, as the Company’s new certifying independent public accountant for the year end March 31, 2009. The Audit Committee and the Board of Directors approved of the engagement of EKS&H as the Company’s new certifying independent public accountant.

The Registrant did not consult with EKS&H with regard to any matter concerning the application of accounting principles to any specific transactions, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s financial statements prior to engaging the firm.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BASIC

Set forth below, as of July 11, 2008, is information concerning stock ownership of all persons, or group of persons, known by the Company to own beneficially 5% or more of the shares of Basic’s common stock and all directors and executive officers of the Company, both individually and as a group, who held such positions in fiscal 2008. Basic has no knowledge of any other persons, or group of persons, owning beneficially more than 5% of the outstanding common stock of the Company as of March 31, 2008.

Name and Address of Beneficial Owner	Type and Class	Shares of Common Stock Beneficially Owned	Percent of Outstanding Shares Beneficially Owned

Ray Singleton, Denver CO (a)	Common Stock	4,505,912	25.8%

David Flake, Denver CO (b)	Common Stock	758,535	4.3%

Richard Rodgers, Denver, CO (c)	Common Stock	7,571	(e )

Monroe W. Robertson, Denver, CO (d)	Common Stock	13,471	(e )

All officers and directors as a group	Common Stock	5,285,489	30.3%
(4 persons) (a), (b), (c) and (d)

(a)	All 4,505,912 shares are owned directly by Mr. Singleton.

(b)	Represents 719,849 shares owned directly by Mr. Flake, the Company’s former CFO, and 38,686 shares with indirect beneficial ownership.

(c)	All 7,571 shares are fully vested and owned directly by Mr. Rodgers.

(d)	All 13,471 shares are fully vested and owned directly by Mr. Robertson.

(e)	Less than 1%

Company management knows of no arrangements that may result in a change in control of Basic.

DESCRIPTION OF FIELDPOINT CAPITAL STOCK

FieldPoint is authorized to issue 75,000,000 shares of $.01 par value common stock.  As of January 13, 2009, 8,910,175 shares of common stock were issued and outstanding.

Common Stock

Each shareholder of the common stock is entitled to one vote for each share of common stock held on all matters to be voted on by shareholders. In the election of directors, no shareholder shall be entitled to cumulate votes (i.e., case for any one or more candidates a number of votes greater than the number of shares) Shareholders have no preemptive rights or other rights to subscribe for additional shares. There are no conversion rights, redemption rights, or sinking fund provisions with respect to the common stock. Shareholders are entitled to receive dividends, when declared by its board of directors, out of funds legally available therefore, subject to the restrictions set forth in the Colorado Business Corporations Act. If FieldPoint were to liquidate, dissolve, or wind up, the holders of the common stock would be entitled to receive, pro rata, the net assets of the company remaining after FieldPoint satisfied its obligations with its creditors and preferred stockholders. Under Article XIII of its Articles of Incorporation, the company has eliminated the potential liability for directors to it, and is also required to indemnify its directors against any liability for monetary damages, to the extent allowed by Colorado law.

COMPARISON OF STOCKHOLDERS’ RIGHTS.

The following is a summary of the material differences between (a) the current rights of FieldPoint stockholders under FieldPoint’s articles of incorporation and bylaws and (b) the current rights of Basic stockholders under Basic’s certificate of incorporation and bylaws.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified by reference to Colorado and Delaware law and FieldPoint’s and Basic’s constituent documents.

Authorized capital stock

Special Meeting of Stockholders.  The Delaware General Corporation Law (“DGCL”) provides that special meetings of stockholders may be called by the directors or by any other person as may be authorized by the corporation's certificate of incorporation or by-laws.  The Colorado Business Corporation Act (“CBCA”) provides that special meetings of stockholders of a corporation may be called by the directors or by any other person authorized by the corporation's by-laws or by resolution of the directors.  The CBCA also provides that a special meeting shall be called if the corporation receives one or more written demands for a meeting, stating the purpose or purposes for which the meeting is to be held, signed and dated by stockholders representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at the special meeting.  The By-laws of FieldPoint provide that special meetings may be called by the President, the Board of Directors, or at the request in writing of not less than one-tenth (1/10th) of all the shares entitled to vote at the meeting.  The By-laws of Basic provide that special meetings may be called by the President or Secretary, the Board of Directors, or by stockholders holding no less than one-fifth (1/5) of the voting power of Basic.

Inspection Rights.  Under the DGCL, stockholders, upon the demonstration of a proper purpose, have the right to inspect a corporation's stock ledger, stockholder list, and other books and records.  Under the CBCA, a corporation's stockholders have the right to inspect, during regular business hours, the corporation's articles of incorporation, by-laws, records of all meetings of stockholders, records of actions taken by stockholders without a meeting within the prior three years, all written communications within the prior three years to all stockholders as a group or to holders of any class or series of stock as a group, a list of the names and business addresses of the corporation's current officers and directors, the most recent corporate report delivered to the Colorado Secretary of State, and all financial statements prepared for periods ending during the prior three years, upon written demand given at least five business days before the date upon which such stockholder wishes to inspect and copy such records.  Pursuant to the CBCA, stockholders also may, upon written demand at least five days prior to such inspection and during regular business hours, inspect excerpts from minutes of any directors' meeting or action of directors taken without a meeting, records of any action taken by stockholders without a meeting, excerpts of any action taken by a committee of the directors while such committee was acting in place of the directors, waivers of notices of any meeting of stockholders, directors, or a committee of directors, accounting records of the corporation and the records of stockholders, provided that the stockholder meets the following conditions: (i) the demand for such inspection is made in good faith for a proper purpose, (ii) the stockholder has been a stockholder of the corporation for at least three months immediately proceeding the demand, or holds at least five percent of all outstanding shares of any class of stock, (iii) the purpose and the records which the stockholder wishes to inspect are described with reasonable particularity, and (iv) the records to be inspected are directly connected with the described purpose.

Action by Consent of Stockholders.  Under the DGCL, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing.  Basic’s certificate of incorporation does not prohibit shareholder action by written consent.  Under the CBCA, if expressly permitted by a corporation’s articles of incorporation, any action to be taken by stockholders may be taken without a meeting if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing.  FieldPoint’s articles of incorporation do not permit the taking of shareholder action by written consent.

Cumulative Voting and Election of Directors.  Under the DGCL, a corporation may provide in its certificate of incorporation for cumulative voting by stockholders in elections of directors (i.e., each stockholder casts as many votes for directors as he has shares of stock multiplied by the number of directors to be elected).  The CBCA provides that there shall be cumulative voting by stockholders in elections of directors unless the articles of incorporation expressly state otherwise.  FieldPoint’s Articles of Incorporation and Basic’s Certificate of Incorporation both expressly state that there shall be no cumulative voting.

In the absence of cumulative voting, the CBCA provides that, unless otherwise provided in the corporation's articles of incorporation or by-laws, the number of candidates equaling the number of directors to be elected, having the highest number of votes cast in their favor, are elected to be directors.  The DGCL provides that, in the absence of cumulative voting, directors shall be elected by the majority vote of holders of shares entitled to vote thereon, unless otherwise specified within the corporation's certificate of incorporation.

FieldPoint’s By-Laws provide the following: (1) number of directors which shall constitute the whole board shall be not less than three nor more than nine; (2) the directors shall hold office until the first annual meeting of shareholders and until their successors have been elected and qualified; (3) any vacancy occurring in the Board of Directors may be filled by the affirmative vote of the majority of the remaining members of the Board of Directors though less than a quorum of the Board of Directors; (4) a director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office; (5) any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or at a special meeting of shareholders called for that purpose; and (6) a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of shareholders and until his successor has been elected and qualified.

The provision of Basic’s By-Laws related to the number and election of directors are substantially the same .as FieldPoint’s.

Dividends and Repurchases of Stock.  Under the DGCL, a corporation generally is permitted to declare and pay dividends out of any surplus or out of net profits for the current and/or preceding fiscal year, provided that such dividends will not reduce capital below the amount of capital represented by all classes of stock having a preference upon the distribution of assets.  Also under the DGCL, a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation.  Under the CBCA, the payment of distributions, including the repurchase of stock, is generally permissible unless after giving effect to the dividend or distribution, the corporation would be unable to pay its debts as they became due in the usual course of business, or if the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time the dividend was paid, to satisfy the preferential rights of stockholders whose preferential rights upon dissolution of the corporation are greater than those of the stockholders receiving the dividend.

Classification of the Board of Directors.  The DGCL permits (but does not require) classifications of a corporation's board of directors into one, two or three classes.  The CBCA also permits, but does not require, classification of a corporation's board of directors into one, two, or three classes, with each class composed of as equal a number of directors as is possible.  In the event of multiple classes of directors, the CBCA provides for staggered terms of two years if there are two classes of directors or three years if there are three classes of directors.  FieldPoint’s Articles of Incorporation and By-Laws provide for the designation of an executive committee of the Board of Directors.  The Basic Certificate of Corporation and By-Laws provide do not provide for the designation of committees or the classification of the board of directors into multiple classes.

Removal of Directors.  Under the DGCL, although stockholders may generally remove directors with or without cause by a majority vote, stockholders may remove members of classified boards only for cause unless the certificate of incorporation provides otherwise.  Neither the DGCL nor the CBCA permits directors to remove other directors.  Under the CBCA, stockholders may remove one or more directors with or without cause by a majority vote of the stockholders entitled to elect such director(s), unless the articles provide that directors may only be removed for cause.  The CBCA permits the removal of a director by stockholders only at a meeting called for that purpose, upon notice of the meeting which states that the purpose or one of the purposes thereof is the removal of the director.

Vacancies on the Board of Directors.  Under the DGCL, unless otherwise provided in the certificate of incorporation or by-laws, vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the remaining directors.  The CBCA provides that, unless otherwise provided in the corporation's articles of incorporation, vacancies on the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled either by the directors or the stockholders.  Under the CBCA, directors may fill a vacancy by majority vote, even if the directors remaining in office constitute less than a quorum.  The CBCA also specifically provides that, unless otherwise provided in the corporation's articles of incorporation, if a vacant office was held by a director elected by holders of a specific class or series of stock, only such stockholders or directors also elected by holders of that class or series of stock, may fill the vacancy.

Exculpation of Directors.  The DGCL and the CBCA have substantially similar provisions relating to exculpation of directors.  Each state's law permits that no director shall be personally liable to the company or their respective stockholders for monetary damages for breaches of fiduciary duty except where such exculpation is expressly prohibited by law.  The circumstances under which exculpation is prohibited are substantially similar in Delaware and Colorado, except that in the CBCA, a director may not be exculpated from liability for dealings relating to unauthorized distributions or from any transaction from which the director directly or indirectly received an improper personal benefit, while in Delaware, a director may not be exculpated from liability arising from transactions relating to unlawful payments of dividends, any unlawful stock purchases or redemptions.

Indemnification of Directors, Officers And Others.  Both Delaware and the CBCA generally permit indemnification of directors and officers for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interests of the corporation.  Both Delaware and the CBCA mandate that directors shall be indemnified for their reasonable expenses in the event that a director is successful in the defense of any proceeding in which the director was a party due to his status as director.  Both the DGCL and the CBCA limit the indemnification that is available in actions brought by or in the right of the corporation.  Unlike the DGCL, the CBCA also permits indemnification of an officer, employee, fiduciary, or agent who is not a director, to a greater extent than the indemnification of a director, if not inconsistent with public policy, and if provided for in the by-laws, by action of the board of directors or by contract.

Interested Director Transactions.  Both the DGCL and the CBCA provide that no transaction between a corporation and one or more of its directors or officers or any entity in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason.  In addition, no such transaction shall be void or voidable solely because the director or officer is present at, participates in, or votes at the meeting of the board of directors or committee which authorizes the transaction.  In order that such a transaction not be found void or voidable, it must, after disclosure of material facts, be approved by the disinterested directors, a committee of disinterested directors, or the stockholders, or the transaction must be fair as to the corporation.

Sales, Lease or Exchange of Assets and Mergers.  Both the DGCL and the CBCA require the approval of the directors and the vote of the holders of a majority of the outstanding stock entitled to vote thereon for the sale, lease, or exchange of all or substantially all of a corporation's property and assets or a merger or consolidation of the corporation into any other corporation, although the certificate of incorporation may require a higher stockholder vote.

Amendments to Charter.  Under the DGCL, charter amendments require the approval of the directors and the vote of the holders of a majority of the outstanding stock and a majority of each class of stock outstanding and entitled to vote thereon as a class, unless the certificate of incorporation requires a greater proportion.  In addition, the DGCL requires a class vote when, among other things, an amendment will adversely affect the powers, preferences or special rights of a class of stock.  Under the CBCA, charter amendments other than ministerial amendments, which may be authorized by the directors without stockholder action, require the approval of the directors and the vote of the holders of a majority of the outstanding stock of each voting group entitled to vote thereon as a class, unless the articles of incorporation or by-laws require a different proportion.

Amendments to Bylaws.  The DGCL provides that stockholders may amend the by-laws and, if provided in its certificate of incorporation, the board of directors also has this power.  Under the DGCL, the power to adopt, amend or repeal by-laws lies in stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal by-laws upon the directors. Under the CBCA, stockholders may amend the by-laws.  Unless otherwise specified in the corporation's articles of incorporation, directors are also permitted to amend the by-laws, other than by-laws establishing greater quorums or voting requirements for stockholders or directors, unless the by-laws prohibit the directors from doing so.  Directors may not amend the by-laws to change the quorum or voting requirements for stockholders, and directors may amend the by-laws to change the quorum or voting requirements for directors only if such provision was originally adopted by the directors or if such provision specifies that it may be amended by the directors.

Appraisal Rights.  Dissenting stockholders have the right to obtain the fair value of their shares (so-called "appraisal rights") in more circumstances under the CBCA than under the DGCL.  Under the DGCL, appraisal rights are available in connection with a statutory merger or consolidation in certain specified situations.  Appraisal rights are not available when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger.  Appraisal rights are not available under the DGCL in the event of the sale, lease, or exchange of all or substantially all of a corporation's assets or the adoption of an amendment to its certificate of incorporation, unless such rights are granted in the corporation's certificate of incorporation.  The Basic Certificate of Incorporation does not expressly grant such rights.

Under the CBCA, a properly dissenting stockholder is entitled to receive the appraised value of the shares owned by the stockholder when the corporation votes (i) to sell, lease, or exchange all or substantially all of its property and assets other than in the regular course of the corporation's business, (ii) to merge or consolidate with another corporation, or (iii) to conduct a reverse split of the corporation's stock which would result in a reduction of the number of shares owned by the stockholder to a fraction of a share, if such fraction of a share is to be acquired for cash.  A right to dissent and receive the appraised value of a stockholder's shares may also be granted within the by-laws of the corporation or by a resolution of the directors.

Both Delaware and the CBCA provide that, unless otherwise provided in the corporation's charter, no appraisal rights are available to holders of shares of any class of stock which is either: (a) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 stockholders.  The above limitations do not apply if the stockholders are required by the terms of the merger to accept anything other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation which are or will be so listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by Nasdaq or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of such stock; or (iv) any combination thereof.

Business Combination Statute.  The DGCL has a "business combination" statute which provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation (an "interested stockholder"), he may not engage in certain transactions with the corporation for a period of three years.  The DGCL includes certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 85% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.  There is no similar provision limiting business combinations with interested stockholders in the CBCA, but the CBCA requires the vote of a majority of the outstanding shares of each class of shares entitled to vote thereon to approve any merger or the sale, lease, exchange, or other disposition of all, or substantially all, of the assets of the corporation, unless the articles of incorporation contain a provision establishing a different proportion.

Stockholder Preemptive Rights.  Neither the DGCL nor the CBCA specifically authorizes the granting to stockholders of preemptive rights to acquire proportional amounts of unissued shares of stock which are offered for sale by the corporation.  Both the FieldPoint Articles of Incorporation and the Basic Certificate of Incorporation provide that there shall be no preemptive rights for stock.

Consideration of Societal Factors.  The Delaware Supreme Court has held that, in discharging their responsibilities, directors may consider constituencies other than stockholders, such as creditors, customers, employees and perhaps even the community in general, as long as there are rationally related benefits accruing to stockholders as well.  The Delaware Supreme Court has held, however, the concern for non-stockholder interests is inappropriate when a sale of the company is inevitable and an auction among active bidders is in progress.

LEGAL REQUIREMENTS CONCERNING THE OFFER

This offer is being made solely by this prospectus and the accompanying letter of transmittal. The offer is being made to all holders of shares of Basic common stock. FieldPoint is not aware of any jurisdiction where making the offer or tendering shares of Basic in response to the offer would violate the laws of the jurisdiction. If FieldPoint becomes aware of any jurisdiction in which making the offer or tendering shares of Basic in response could violate applicable law, FieldPoint will make a good faith effort to comply with any such law. If, after such good faith effort, FieldPoint cannot comply with any such law, the offer will not be made to (nor any tenders be accepted from or on behalf of) the holders of shares of Basic common stock in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of FieldPoint by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

EXPERTS

Accounting Matters

FieldPoint’s consolidated financial statements appearing in this Prospectus and Registration Statement as of December 31, 2007 and 2006, and for the years then ended, have been audited by Hein & Associates LLP, independent registered public accounting firm, as stated in their report appearing elsewhere herein and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

Basic’s financial statements as of March 31, 2008 and 2007 and for the years then ended have been derived from Basic’s Form 10-KSB for the year ended March 31, 2008.

Engineering Matters

FieldPoint’s proved oil and natural gas reserves as of December 31, 2007, 2006 and 2005 have been estimated by Fletcher Lewis Engineering, Inc., and Aluko & Associates, Inc., consulting petroleum engineers, and estimates of future net cash flows and present value of the reserves have been incorporated by reference in FieldPoint's Annual Report on Form 10-KSB for the year ended December 31, 2007, which is incorporated herein by reference.

Legal Matters

The validity of the common shares offered pursuant to this prospectus will be passed on by Clifford L. Neuman, PC, Boulder, Colorado.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously-filed information, including information contained in this document. We incorporate by reference the documents listed below (SEC file No. 001-32624) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all shares offered by this Prospectus or until this offering is otherwise completed:

    Current Report on Form 8-K, Items 2.02, 7.01 and 9.01, dated April 1, 2008 as filed with the SEC on April 2, 2008.

    Current Report on Form 8-K, Items 2.02, 7.01 and 9.01, dated June 16, 2008 as filed with the SEC on August 14, 2008

    Current Report on Form 8-K, Items 2.02, 7.01 and 9.01, dated August 14, 2008 as filed with the SEC on August 18, 2008.

    Definitive Proxy Statement on Form 14A as filed with the SEC on September 19, 2008

    Current Report on Form 8-K, Items 7.01, 8.01 and 9.01, dated October 10, 2008 as filed with the SEC on October 10, 2008.

    Current Report on Form 8-K, Item 5.02, dated October 24, 2008 as filed with the SEC on October 29, 2008.

Current Report on Form 8-K, Items 2.02, 7.01 and 9.01, dated November 13, 2008 as filed with the SEC on November 13, 2008.

You may request free copies of these filings by writing or telephoning us at the following address:

FieldPoint Petroleum Corporation

1703 Edelweiss Drive

Cedar Park, Texas  78613

(512) 250-8692

INDEX TO FINANCIAL STATEMENTS

Page No.

FieldPoint Petroleum Corporation Condensed Consolidated Balance Sheets (Unaudited) for the Periods Ended September 30, 2008 and December 31, 2007	F-3

FieldPoint Petroleum Corporation Condensed Consolidated Statements of Operations (Unaudited) for the Three Months Ended September 30, 2008  and 2007 and for the Nine Months Ended September 30, 2008 and 2007

F-4
FieldPoint Petroleum Corporation Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended September 30, 2008 and 2007	F-5
FieldPoint Petroleum Corporation Notes to Condensed Consolidated Financial Statements (Unaudited) September 30, 2008	F-6
Report of Independent Registered Public Accounting Firm	F-10
FieldPoint Petroleum Corporation Consolidated Balance Sheets for the Years Ended December 31, 2007 and 2006	F-11
FieldPoint Petroleum Corporation Consolidated Statements of Operations for the Years Ended December 31, 2007 and 2006	F-12
FieldPoint Petroleum Corporation Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2007 and 2006	F-13
FieldPoint Petroleum Corporation Consolidated Statements of Cash Flows for the Years Ended December 31, 2007 and 2006	F-14
FieldPoint Petroleum Corporation Notes to financial Statements for the Year Ended December 31, 2007	F-15

Basic Earth Science Systems, Inc. Consolidated Balance Sheets for the Periods Ended September 30, 2008 (Unaudited) and March 31, 2008	F-30

Basic Earth Science Systems, Inc. Consolidated Statements of Income (Unaudited) for the Six Months Ended September 30, 2008 and 2007 (as restated) and for the Three Months Ended September 30, 2008 and 2007 (as restated)

F-32
Basic Earth Science Systems, Inc. Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended September 30, 2008 and 2007 (as restated)	F-33
Basic Earth Science Systems, Inc. Notes to Consolidated Financial Statements for the Period Ended September 30, 2008	F-34
Financial Statements Report of Independent Registered Public Accounting Firm	F-40
Basic Earth Science Systems, Inc. Consolidated Balance Sheet at March 31, 2008, 2007 (as restated) and 2006 (as restated)	F-41
Basic Earth Science Systems, Inc. Consolidated Statements of Operations at March 31, 2008, 2007 (as restated) and 2006 (as restated)	F-43
Basic Earth Science Systems, Inc. Consolidated Statements of Shareholders’ Equity for the Years ended March 31, 2008, 2007 and 2006	F-44
Basic Earth Science Systems, Inc. Consolidated Statements of Cash Flows for the Years Ended March 31, 2008, 2007 and 2006	F-45
Basic Earth Science Systems, Inc. Notes to Consolidated Financial Statements at March 31, 2008.	F-46

FIELDPOINT PETROLEUM CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FieldPoint Petroleum Corporation

 CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2008	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 2,206,657	$ 1,484,469
Short-term investments	658,492	801,533
Accounts receivable:
Oil and natural gas sales	548,734	521,430
Joint interest billings, less allowance for doubtful accounts of $99,192 each period	169,121	140,604
Income tax receivable	-	117,600
Prepaid expenses and other current assets	48,244	31,870
Total current assets	3,631,248	3,097,506

PROPERTY AND EQUIPMENT:
Oil and natural gas properties (successful efforts method)	17,256,098	15,425,289
Other equipment	89,248	89,248
Less accumulated depletion and depreciation	(5,251,226)	(4,420,226)
Net property and equipment	12,094,120	11,094,311

LONG-TERM JOINT INTEREST BILLING RECEIVABLE, less allowance for doubtful accounts of $44,624 at December 31, 2007 and none at September 30, 2008	-	68,368
Total assets	$ 15,725,368	$ 14,260,185

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$ 394,039	$ 587,911
Oil and natural gas revenues payable	153,436	136,437
Deferred income taxes-current	-	14,200
Total current liabilities	547,475	738,548
LONG TERM DEBT	3,489,125	3,489,125
DEFERRED INCOME TAXES	889,700	739,500
ASSET RETIREMENT OBLIGATION	746,761	676,344

STOCKHOLDERS' EQUITY:
Common stock, $.01 par value, 75,000,000 shares authorized;
8,910,175 shares issued and outstanding, both periods	89,101	89,101
Additional paid-in capital	4,573,580	4,571,809
Treasury stock 295,000 shares, at cost	(242,406)	(242,406)
Retained earnings	5,632,032	4,198,164
Total stockholders' equity	10,052,307	8,616,668
Total liabilities and stockholders' equity	$ 15,725,368	$ 14,260,185

See accompanying notes to these condensed consolidated financial statements.

FieldPoint Petroleum Corporation

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
REVENUE:
Oil and natural gas sales	$ 1,926,166	$ 1,058,303	$ 5,361,050	$ 2,868,709
Well operational and pumping fees	17,566	30,082	70,996	90,249
Disposal fees	10,000	12,000	31,000	38,000
Total revenue	1,953,732	1,100,385	5,463,046	2,996,958

COSTS AND EXPENSES:
Production expense	619,400	373,802	1,660,699	1,072,071
Depletion and depreciation	286,000	203,000	831,000	632,000
Accretion of discount on asset retirement obligations	18,000	12,000	46,000	28,768
General and administrative	203,831	161,661	493,689	455,075
Total costs and expenses	1,127,231	750,463	3,031,388	2,187,914

OPERATING INCOME	826,501	349,922	2,431,658	809,044

OTHER INCOME (EXPENSE):
Interest income	6,725	3,269	15,095	7,593
Interest expense	(42,354)	(34,303)	(137,578)	(72,303)
Unrealized gain (loss) on short-term investments	(36,140)	(8,127)	(143,041)	54,834
Miscellaneous income (expense)	(266)	11,784	(266)	11,784
Total other income	(72,035)	(27,377)	(265,790)	1,908

INCOME BEFORE INCOME TAXES	754,466	322,545	2,165,868	810,952
INCOME TAX PROVISION-CURRENT	(162,000)	(122,000)	(594,000)	(280,000)
INCOME TAX PROVISION-DEFERRED	(97,000)	(2,000)	(138,000)	(21,000)
TOTAL INCOME TAX PROVISION	(259,000)	(124,000)	(732,000)	(301,000)
NET INCOME	$ 495,466	$ 198,545	$ 1,433,868	$ 509,952

NET INCOME PER SHARE:
BASIC	$ 0.06	$ 0.02	$ 0.16	$ 0.06
DILUTED	$ 0.06	$ 0.02	$ 0.16	$ 0.06

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC	8,910,175	8,880,175	8,910,175	8,814,439
DILUTED	8,910,175	8,880,175	8,910,175	8,856,698

                         See accompanying notes to these condensed consolidated financial statements.

FieldPoint Petroleum Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 1,433,868	$ 509,952
Adjustments to reconcile net income to net cash
provided by operating activities:
Unrealized holding losses (gains) on short-term investments	143,041	(54,834)
Depletion and depreciation	831,000	632,000
Deferred income taxes	138,000	21,000
Accretion of discount on asset retirement obligations	46,000	28,768
Share-based compensation	1,771	17,626
Changes in current assets and liabilities:
Accounts receivable	130,147	22,549
Prepaid expenses and other current assets	(16,374)	19,950
Accounts payable and accrued expenses	(195,872)	227,059
Oil and natural gas revenues payable	16,999	15,356
Net cash provided by operating activities	2,528,580	1,439,426

CASH FLOWS FROM INVESTING ACTIVITIES –
Additions to oil and natural gas properties	(1,806,392)	(2,086,440)
Net cash used in investing activities	(1,806,392)	(2,086,440)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	-	1,000,000
Repayments of long-term debt	-	(10,875)
Purchase of treasury shares	-	(107,343)
Proceeds from exercise of stock options	-	86,450
Income tax benefit from exercise of stock options	-	61,000
Net cash provided by financing activities	-	1,029,232

NET INCREASE IN CASH	722,188	382,218

CASH AND CASH EQUIVALENTS, beginning of the period	1,484,469	603,614

CASH AND CASH EQUIVALENTS, end of the period	$ 2,206,657	$ 985,832

See accompanying notes to these condensed consolidated financial statements.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2008

1.        Nature of Business, Organization And Basis of Preparation And Presentation

FieldPoint Petroleum Corporation (the "Company") is incorporated under the laws of the state of Colorado.  The Company is engaged in the acquisition, operation and development of oil and natural gas properties, which are located in Louisiana, New Mexico, Oklahoma, Texas, and Wyoming.

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods presented have been made.  You should read these condensed consolidated financial statements in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 10-KSB filing for the year ended December 31, 2007.

Recently Issued Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.   The Company adopted SFAS 157 on January 1, 2008 which did not have a material impact on its consolidated financial position and results of operations.

The financial assets of the Company measured at fair value on a recurring basis are short-term investments.  Our short-term investments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities and most money market securities.  Such instruments are generally classified within level 1 of the fair value hierarchy.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most investment-grade corporate bonds, and state, municipal and provincial obligations.  Such instruments are generally classified within level 2 of the fair value hierarchy.

Our short-term investments are measured at fair value on a recurring basis by level 1, within the fair value hierarchy.  As required by SFAS No. 157, these are classified based on the lowest level of input that is significant to the fair value measurement.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2008

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115 (“SFAS 159”).  SFAS 159 permits entities to measure eligible assets and liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company adopted SFAS 159 on January 1, 2008 and did not elect the fair value option which did not have a material impact on its consolidated financial position and results of operations.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R, Business Combinations, and Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.  These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements.  Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. These Statements are effective for the Company beginning on January 1, 2009.  The Company is currently evaluating the provisions of FAS 141(R) and FAS 160.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.  This new standard enhances the disclosure requirements related to derivative instruments and hedging activities required by FASB Statement No. 133.  This standard is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company adopted the required provisions of SFAS 161 on January 1, 2008 and the adoption did not have a significant impact on its consolidated financial position and results of operations.

2.        Share-Based Compensation

During 2006, the Company issued 10,000 restricted shares of common stock to a director in lieu of compensation.  2,500 shares vested in August 2006 and 2,500 shares vested in February 2007.  The remaining 5,000 shares will vest in August 2008.  The Company recognized $1,771 during the nine months ended September 30, 2008 for restricted shares vesting during the period.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2008

3.   Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the year.  Diluted earnings per share takes common stock equivalents (such as options and warrants) into consideration.  The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Numerator:
Net income	$ 495,466	$ 198,545	$ 1,433,868	$ 509,952
Numerator for basic and diluted earnings per share	495,466	198,545	1,433,868	509,952

Denominator:
Denominator for basic earnings per share – weighted average shares outstanding	8,910,175	8,880,175	8,910,175	8,814,439

Effect of dilutive securities:
Stock options	-	-	-	42,259

Denominator for diluted earnings per share – adjusted weighted average shares	8,910,175	8,880,175	8,910,175	8,856,698
Basic earnings per share	$ 0.06	$ 0.02	$ 0.16	$ 0.06
Diluted earnings per share	$ 0.06	$ 0.02	$ 0.16	$ 0.06

4.

Income Taxes

For the period ending September 30, 2008, the tax provision is approximately 34% of book income before tax which approximates the statutory rate.

5.

Related Party Transactions

The Company leases office space from its President.  Rent expense for this month-to-month lease was $7,500 and $22,500 for each of the three and nine months ended September 30, 2008 and 2007, respectively.  The Company also paid Roger Bryant, a director, $3,000 and $11,000 in consulting fees for services rendered for the three and nine months ended September 30, 2008, respectively.

6.

Subsequent Events

On October 6, 2008, the Board of Directors authorized the Company to repurchase shares of its common stock at an aggregate cost not to exceed $150,000.  The Company has repurchased 25,000 common shares at an aggregate price of $57,401 as of November 10, 2008.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2008

On October 24, 2008, the Board of Directors approved a Performance Based Bonus Program (the “Bonus Program”) for the Company’s President and Chief Executive Officer.  The Bonus Program shall be calculated and paid annually based on four performance parameters: 1) annual reserve additions from drilling and acquisitions, 2) growth in annual production, 3) growth in annual year over year earnings (before taxes and bonus), and 4) other notable achievements as the Board may recognize from time to time which are not easily quantifiable in the first three parameters. Bonus awards of up to 50% of annual base salary may be achieved in each of the first three categories and up to 10% in the fourth category provided that the maximum bonus award for any year may not exceed 150% of base salary which is currently $225,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

FieldPoint Petroleum Corporation and Subsidiaries

Austin, Texas

We have audited the consolidated balance sheets of FieldPoint Petroleum Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FieldPoint Petroleum Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 included in the accompanying 10-KSB and, accordingly, we do not express an opinion thereon.

HEIN & ASSOCIATES LLP

Dallas, Texas

March 27, 2008

FIELDPOINT PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2007	2006
CURRENT ASSETS:
Cash and cash equivalents	$ 1,484,469	$ 603,614
Short-term investments	801,533	771,962
Accounts receivable:
Oil and natural gas sales	521,430	458,209
Joint interest billings, less allowance for doubtful accounts of $99,192 each period	140,604	142,450
Income taxes receivable	117,600	179,000
Prepaid expenses and other current assets	31,870	56,508
Total current assets	3,097,506	2,211,743

PROPERTY AND EQUIPMENT:
Oil and natural gas properties (successful efforts method)	15,425,289	11,477,963
Other equipment	89,248	89,248
Less accumulated depletion and depreciation	(4,420,226)	(3,371,562)
Net property and equipment	11,094,311	8,195,649

LONG-TERM JOINT INTEREST BILLING RECEIVABLE, less allowance for doubtful accounts of $44,624, each period	68,368	69,616
Total assets	$ 14,260,185	$ 10,477,008

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$ 587,911	$ 52,442
Oil and natural gas revenues payable	136,437	113,631
Deferred income taxes-current	14,200	-
Total current liabilities	738,548	166,073

LONG-TERM DEBT	3,489,125	1,000,000
DEFERRED INCOME TAXES	739,500	648,000
ASSET RETIREMENT OBLIGATION	676,344	585,628

COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value, 75,000,000 shares authorized; 8,910,175 and 8,747,175 shares issued and outstanding, respectively	89,101	87,471
Additional paid-in capital	4,571,809	4,368,350
Retained earnings	4,198,164	3,640,086
Treasury stock, 295,000 and 160,000 shares, respectively, at cost	(242,406)	(18,600)
Total stockholders’ equity	8,616,668	8,077,307
Total liabilities and stockholders’ equity	$ 14,260,185	$ 10,477,008

See accompanying notes to these consolidated financial statements.

FIELDPOINT PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,
	2007	2006
REVENUE:
Oil and natural gas sales	$ 4,251,190	$ 3,880,105
Well operational and pumping fees	120,334	119,987
Disposal fees	38,000	53,500
Total revenue	4,409,524	4,053,592

COSTS AND EXPENSES:
Production	1,653,467	1,406,925
Exploration	-	5,467
Depletion and depreciation	870,069	487,000
Impairment of oil and natural gas properties	276,635	-
Accretion of discount on asset retirement obligations	43,768	33,136
General and administrative	739,715	548,235
Total costs and expenses	3,583,654	2,480,763

OPERATING INCOME	825,870	1,572,829

OTHER INCOME (EXPENSE):
Interest income	12,242	11,382
Interest expense	(113,635)	(1,588)
Unrealized gains on short-term investments	29,571	120,967
Gain on sale of properties	-	17,320
Miscellaneous income	35,530	25,055
Total other income (expense)	(36,292)	173,136

INCOME BEFORE INCOME TAXES	789,578	1,745,965

INCOME TAX PROVISION – current	(125,800)	(500,200)
INCOME TAX PROVISION – deferred	(105,700)	(64,000)

TOTAL INCOME TAX PROVISION	(231,500)	(564,200)

NET INCOME	$ 558,078	$ 1,181,765

NET INCOME PER SHARE:
BASIC	$ 0.06	$ 0.14
DILUTED	$ 0.06	$ 0.13

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	8,832,734	8,668,230
Diluted	8,886,156	8,809,262

See accompanying notes to these consolidated financial statements.

FIELDPOINT PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-in	Retained	Treasury Stock
	Shares	Amount	Capital	Earnings	Shares	Amount	Total

BALANCES, January 1, 2006	8,465,175	$ 84,651	$ 3,628,162	$2,458,321	160,000	$ (18,600)	$ 6,152,534

Exercise of common stock options and warrants	272,000	2,720	174,080	-	-	-	176,800

Income tax benefit on exercise of stock options	-	-	506,000	-	-	-	506,000

Shares issued in lieu of compensation	10,000	100	60,108	-	-	-	60,208

Net income	-	-	-	1,181,765	-	-	1,181,765

BALANCES, December 31, 2006	8,747,175	87,471	4,368,350	3,640,086	160,000	(18,600)	8,077,307

Purchase of treasury shares	-	-	-	-	135,000	(223,806)	(223,806)

Exercise of common stock options and warrants	133,000	1,330	85,120	-	-	-	86,450

Income tax benefit on exercise of stock options	-	-	60,600	-	-	-	60,600

Shares issued in lieu of compensation	30,000	300	34,800	-	-	-	35,100

Share based compensation	-	-	22,939	-	-	-	22,939

Net income	-	-	-	558,078	-	-	558,078

BALANCES, December 31, 2007	8,910,175	$ 89,101	$ 4,571,809	$4,198,164	295,000	$ (242,406)	$ 8,616,668

See accompanying notes to these consolidated financial statements.

FIELDPOINT PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 558,078	$ 1,181,765
Adjustments to reconcile to net cash provided by operating activities:
Unrealized gains on short-term investments	(29,571)	(120,967)
Gain on sale of properties	-	(17,320)
Depletion and depreciation	870,069	487,000
Impairment of oil and gas properties	276,635	-
Deferred income taxes	105,700	64,000
Accretion of discount on asset retirement obligations	43,768	33,136
Share-based compensation expense	58,039	60,208
Changes in assets and liabilities:
Accounts receivable	(60,127)	(30,497)
Income taxes receivable	61,400	(25,000)
Prepaid expenses and other assets	24,638	(25,973)
Accounts payable and accrued expenses	535,469	(23,532)
Oil and natural gas revenues payable	22,806	9,651
Other	-	-
Net cash provided by operating activities	2,466,904	1,592,471

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to oil and natural gas properties	(417,671)	(831,466)
Acquisitions of oil and natural gas properties	(3,580,747)	(2,426,234)
Proceeds from sale of property and equipment	-	17,320
Purchase of transportation equipment	-	(38,320)
Restricted cash	-	550,170
Net cash used in investing activities	(3,998,418)	(2,728,530)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	2,500,000	1,000,000
Repayments of long-term debt	(10,875)	(150,000)
Proceeds from exercise of options and warrants	86,450	176,800
Income tax benefit on exercise of stock options	60,600	506,000
Purchase of treasury shares	(223,806)	-
Net cash provided by financing activities	2,412,369	1,532,800

NET INCREASE IN CASH	880,855	396,741

CASH, beginning of year	603,614	206,873

CASH, end of the year	$ 1,484,469	$ 603,614

SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest	$ 113,635	$ 1,588
Cash paid during the year for income taxes	$ -	$ 15,201

See accompanying notes to these consolidated financial statements.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

FieldPoint Petroleum Corporation (the “Company”, “we” or “our”) is incorporated under the laws of the state of Colorado.  The Company is engaged in the acquisition, operation and development of oil and natural gas properties, which are located in Louisiana, New Mexico, Oklahoma, South-Central Texas and Wyoming as of December 31, 2007.

Consolidation Policy

Our consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Bass Petroleum, Inc. and Raya Energy Corp.  All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short Term Investments

Short term investments consist primarily of holdings in mutual funds with readily determinable fair values.  These investments are bought and held principally, for the purpose of selling them in the near term and thus are classified as trading securities.  Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period classified as unrealized holding gains in other income.  All realized gains are included in other income.

Oil and Natural Gas Properties

Our oil and natural gas properties are comprised of the following at December 31:

	2007	2006
Mineral interests in properties:
Unproved properties	$ 850,000	$ 98,040
Proved properties	11,293,011	9,074,764
Wells and related equipment and facilities	3,282,278	2,305,159

Total costs	15,425,289	11,477,963
Less accumulated depletion and depreciation	(4,348,544)	(3,307,544)
	$ 11,076,745	$ 8,170,419

We follow the successful efforts method of accounting for our oil and natural gas producing activities.  Costs to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized.  Costs to drill exploratory wells are capitalized pending determination of whether the wells have found proved reserves. If we determine that the wells do not find proved reserves, the costs are charged to expense.  There were no exploratory wells capitalized pending determination of whether the wells found proved reserves at December 31, 2007 or 2006.  Geological and geophysical costs, including seismic studies and costs of carrying and retaining unproved properties are charged to expense as incurred.  We capitalize interest on expenditures for significant exploration and development projects that last more than six months while activities are in progress to bring the assets to their intended use.  Through December 31, 2007, we have capitalized

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

no interest costs because our exploration and development projects generally last less than six months.  Costs incurred to maintain wells and related equipment are charged to expense as incurred.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depletion and depreciation are eliminated from the property accounts, and the resulting gain or loss is recognized.  On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depletion and depreciation with a resulting gain or loss recognized in income.

Capitalized amounts attributable to proved oil and natural gas properties are depleted by the unit-of-production method of proved reserves using the unit conversion ratio of 6 Mcf of gas to 1 bbl of oil.  Depletion and depreciation expense for oil and natural gas producing property and related equipment was $862,405 and $463,000 for the years ended December 31, 2007 and 2006, respectively.

Unproved oil and natural gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. We recorded an impairment of $98,040 during the year ended December 31, 2007 related to our assessment of unproved properties. The impairment resulted from our decision to abandon certain leaseholds in the Hutt Field located in McMullen County, Texas.  We noted no impairments of our unproved properties for the year ended 2006.

Capitalized costs related to proved oil and natural gas properties, including wells and related equipment and facilities, are evaluated for impairment based on an analysis of undiscounted future net cash flows in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  If undiscounted cash flows are insufficient to recover the net capitalized costs related to proved properties, then we recognize an impairment charge in income from operations equal to the difference between the net capitalized costs related to unproved properties and their estimated fair values based on the present value of the related future net cash flows.  We recorded an impairment of $178,595 during the year ended December 31, 2007 on our proved oil and natural gas properties.  The impairment was the result of cessation of production on certain wells in McMullen County, Texas.  We noted no impairments of our proved oil and natural gas properties based on our analysis for the year ended December 31, 2006.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Joint Interest Billings Receivable and Oil and Natural Gas Revenues Payable

Joint interest billings receivable represent amounts receivable for lease operating expenses and other costs due from third party working interest owners in the wells that the Company operates.  The receivable is recognized when the cost is incurred and the related payable and the Company’s share of the cost is recorded.

The Company uses the reserve for bad debt method of valuing doubtful joint interest billings receivable based on historical experience, coupled with a review of the current status of existing receivables.  The balance of the reserve for doubtful accounts, deducted against joint interest billings receivable to properly reflect the realizable value is $99,192 at December 31, 2007 and 2006.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Oil and natural gas revenues payable represents amounts due to third party revenue interest owners for their share of oil and natural gas revenue collected on their behalf by the Company.  The payable is recorded when the Company recognizes oil and natural gas sales and records the related oil and natural gas sales receivable.

The Company has $68,368 and $69,616 net joint interest billing receivable from a company in receivership at December 31, 2007 and 2006, respectively.  The receiver has indicated he intends to settle the amount due by conveying oil and natural gas properties to the Company.  This settlement has not yet been approved by the bankruptcy court.  The Company anticipates that it will receive the properties, and that the value of the properties will be adequate to recover the amount due; however if the settlement is not approved, the Company may be unable to recover the receivable and further write-downs of the receivable balance may be necessary.  Based on the above facts, the Company has classified the receivable as long-term.

Other Property

Other assets classified as property and equipment are primarily office furniture and equipment and vehicles, which are carried at cost.  Depreciation is provided using the straight-line method over estimated useful lives ranging from three to five years.  Gain or loss on retirement or sale or other disposition of assets is included in income in the period of disposition.  Depreciation expense for other property and equipment was $7,664 and $24,000 for the years ended December 31, 2007 and 2006, respectively.

Asset Retirement Obligations

On August 15, 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”).  That standard requires entities to record the fair value of a liability for asset retirement obligation in the period in which it was incurred.

The following is a reconciliation of the Company’s asset retirement obligations for the years ended December 31:

	2007	2006

Asset retirement obligation at January 1,	$ 585,628	$ 549,885

Accretion of discount	43,768	33,136

Liabilities incurred during the year	46,948	2,607

Liabilities settled during the year	-	-

Asset retirement obligation at December 31,	$ 676,344	$ 585,628

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus net deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting.  Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets include recognition of operating losses that are available to offset future taxable income and tax credits that

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

are available to offset future income taxes.  Valuation allowances are recognized to limit recognition of deferred tax assets where appropriate.  Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

Production Taxes and Ad Valorem Taxes

Production taxes and ad valorem taxes are included in production expense.  Total production and ad valorem taxes were $322,246 and $319,314 for the years ended December 31, 2007 and 2006, respectively.

Use of Estimates and Certain Significant Estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.  Significant assumptions are required in the valuation of proved oil and natural gas reserves, which as described above may affect the amount at which oil and gas natural properties are recorded.  The Company’s allowance for doubtful accounts is a significant estimate and is based on management’s estimates of uncollectible receivables.  It is at least reasonably possible these estimates could be revised in the near term and the revisions could be material.

Revenue Recognition

The Company uses the sales method of accounting for oil and natural gas revenues. Under this method, revenues are based on actual volumes of oil and natural gas sold to purchasers. The volumes of natural gas sold may differ from the volumes to which the Company is entitled based on its interest in the properties. Differences between volumes sold and volumes based on entitlements create natural gas imbalances. Material imbalances are reflected as adjustments to reported natural gas reserves and future cash flows. There were no material natural gas imbalances as of December 31, 2007 and 2006.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the 2007 financial statement classification, with no effect on net income.

Comprehensive Income

The Company has no elements of comprehensive income other than net income.

Share-Based Compensation

We measure and record compensation expense for all share-based payment awards to employees and directors based on estimated fair values.  Additionally, compensation costs for share-based awards are recognized over the requisite service period based on the grant-date fair value.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets.  Under SFAS No. 157, fair value measurements are disclosed by level

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

within that hierarchy.  This Statement is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, which defers the effective date of SFAS 157 for nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those years.  We do not expect the adoption of SFAS 157 will have a significant impact on our financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”).  SFAS No.159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions.  The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.   SFAS No. 159 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return.  FIN 48 is effective for fiscal years beginning after December 15, 2007.  The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption.  The Company adopted FIN 48 on January 1, 2007 and its adoption did not have a material impact on its consolidated financial position, results of operations or cash flows.  See Note 5.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R, Business Combinations, and Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.  These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements.  Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. These Statements are effective for the Company beginning on January 1, 2009.  The Company is currently evaluating the provisions of FAS 141(R) and FAS 160.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.  This new standard enhances the disclosure requirements related to derivative instruments and hedging activities required by FASB Statement No. 133.  This standard is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged.  We adopted the required provisions of SFAS 161 on January 1, 2008 and the adoption did not have a significant impact on our financial statements.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

2.

ACQUISITION OF OIL AND NATURAL GAS PROPERTIES

On December 27, 2007, the Company consummated the purchase of a 100% working interest representing a 85.5% net revenue interest in an oil property located in the Sulimar Field in Chaves County, New Mexico with an effective date of January 1, 2008.  The purchase price for the interest was $1,700,135 of which $1,500,000 was drawn on the Company’s line of credit and the balance paid from cash on hand.

On July 31, 2007, the Company was the successful bidder for the acquisition of a 25.23150% working interest and a 22.077% net revenue interest in the Apache Bromide Unit located in Caddo County, Oklahoma with an effective date of August 1, 2007.  The purchase price for the interest was $1,880,611, of which $1,000,000 was drawn on the Company’s line of credit and the balance paid from cash on hand.

The following unaudited pro forma information is presented as if the interest in the Apache Bromide Unit and the Sulimar properties had been acquired on January 1, 2007.

Pro Forma Results For The Year Ended December 31,
2007
(unaudited)

Revenues	$ 5,297,580
Net income	$ 816,019
Net income per share – basic (net of tax)	$ 0.09
Net income per share – diluted (net of tax)	$ 0.09

On December 27, 2006, the Company consummated the purchase of a 50% working interest representing a 43.25% net revenue interest in a natural gas property located in the Bilbrey Field in Lea County, New Mexico with an effective date of January 1, 2007.  The Company paid $1,670,000 cash consideration for the lease rights and related equipment.

The funds for the acquisition were derived from the Company’s existing revolving credit facility and cash on hand.

3.

RELATED PARTY TRANSACTIONS

The Company leases office space from its President.  Rent expense for this month-to-month lease was $30,000 for each of the years ended December 31, 2007 and 2006, respectively.  The Company also paid Roger Bryant, a director, $11,500 in consulting fees for services in 2007 and $3,600 during 2006.

4.

LONG-TERM DEBT

The Company has a line of credit with a bank with a borrowing base of $5,000,000 at December 31, 2007 with interest at prime less one half point (6.75% at December 31, 2007), requiring monthly interest-only payments until maturity on October 18, 2010.  All outstanding principal is due at

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

maturity.  This note is collateralized by certain oil and natural gas properties.  Total amounts outstanding under the line of credit were $3,489,125 and $1,000,000 at December 31, 2007 and 2006, respectively.  The Company has certain financial covenants and ratios in its debt agreement.  These financial covenants include current ratio, leverage ratio, and interest coverage ratio requirements.  At December 31, 2007 and 2006, the Company was in compliance with all financial covenants.

5.

INCOME TAXES

Our provision for income taxes comprised the following during the years ended December 31:

	2007	2006
Current:
Federal	$ 101,400	$ 422,000
State	24,400	78,200
Total current	125,800	500,200
Deferred:
Federal	105,700	56,000
State	-	8,000
Total deferred	105,700	64,000

Total income tax provision	$ 231,500	$ 564,200

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal statutory tax rates and estimated state rates to pre-tax income for the years ended December 31, 2007 and 2006 as follows:

	2007	2006
Statutory rate	34%	34%
State taxes, net of federal benefit	3%	3%
Changes in enacted rates	-	(1%)
Other differences	(8%)	(4%)
Effective rate	29%	32%

In May 2006, the State of Texas enacted a margin tax which requires us to determine a tax of 1.0% on our “margin,” as defined in the law, based on our operating results beginning January 1, 2007.  The margin to which the tax rate will be applied is generally calculated as our revenues for federal income tax purposes less the cost of the products sold for federal income tax purposes, in the State of Texas.  Cost of products sold includes our lease operating expenses, production taxes, depletion and depreciation expense, and a portion of our salaries.  Some of our operations are within the state of Texas.  Under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, we are required to record the effects on deferred taxes for a change in tax rates or tax law in the period which includes the enactment date.  Previously, our results of operations were subject to income taxes in Texas at a rate of 4.5%, before consideration of federal benefits of those state taxes.  Temporary differences between book and tax income related to our Texas oil and gas properties will minimally affect the Texas margin tax, and therefore we have not changed our deferred taxes.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Deferred tax assets and liabilities are the result of temporary differences between the financial statement carrying values and tax bases of assets and liabilities.  Our net deferred tax assets and liabilities are recorded as a liability of $753,700 and $648,000 at December 31, 2007 and 2006, respectively.  Significant components of net deferred tax assets and liabilities are:

	December 31,
	2007	2006
Deferred tax assets:
Asset retirement obligation liability	$ 230,600	$ 216,000
Depletion carryover	19,900	-
Allowance for doubtful accounts	52,700	53,000
Total deferred tax assets	303,200	269,000

Deferred tax liability:
Difference in depreciation, depletion and capitalization methods - oil and gas properties	(990,000)	(860,000)
Unrealized gain on marketable securities	(66,900)	(57,000)
Total deferred tax liabilities	(1,056,900)	(917,000)

Net deferred tax liability	$ (753,700)	$ (648,000)

At December 31, 2007, the Company had available depletion carryforwards totaling approximately $54,000 which may be used to reduce future taxable income and do not expire.

The Company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007.  The Company had no material unrecognized income tax assets or liabilities at the date of adoption nor during the year ended December 31, 2007.

The Company’s policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes.  During the year ended December 31, 2007, there were no income tax interest and penalty items in the income statement, nor as a liability on the balance sheet.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  Generally, the Company is no longer subject to U.S. federal or state income tax examination by tax authorities for years before 2004.  The Company is not currently involved in any income tax examinations.

6.

EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the year.  Diluted earnings per share takes common stock equivalents (such as options and warrants) into consideration.  The following table sets forth the computation of basic and diluted earnings per share:

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

	December 31,
	2007	2006
Numerator:
Numerator for basic and diluted net income per share	$ 558,078	$ 1,181,765

Denominator:
Denominator for basic net income per share – weighted average shares	8,832,734	8,668,230

Denominator for diluted net income per share
Weighted average shares outstanding	8,832,734	8,668,230
Dilutive effect of stock options	53,422	141,032
Diluted weighted average shares	8,886,156	8,809,262

Basic net income per share	$ 0.06	$ 0.14
Diluted net income per share	$ 0.06	$ 0.13

7.

SHARE-BASED COMPENSATION

From time to time, the Company grants stock options under a non-qualified stock option plan to its employees and directors.  The following is a summary of activity for the stock options granted for the years ended December 31, 2007 and 2006:

	December 31, 2007		December 31, 2006
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding, beginning of year	133,000	$ 0.65	405,000	$ 0.65

Canceled or expired	-	$ -	-	$ -
Granted	-	$ -	-	$ -
Exercised	133,000	$ 0.65	272,000	$ 0.65

Outstanding, end of year	-	$ -	133,000	$ 0.65
Exercisable, end of year	-	$ -	133,000	$ 0.65

During the years ended December 31, 2007 and 2006, no stock options were granted or vested.  The total intrinsic value or the difference between the exercise price and the market price on the date of exercise, of options exercised was approximately $166,130 and $1,331,000 during the years ended December 31, 2007 and 2006, respectively.  There was a tax benefit of $60,600 and $506,000 recognized related to the exercise of options for the years ended December 31, 2007 and 2006, respectively.  Cash received from stock options exercised during the years ended December 31, 2007 and 2006 was $86,450 and $176,800, respectively.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

8.

STOCKHOLDERS’ EQUITY

During the year ended December 31, 2007, the Company issued 30,000 restricted shares of its common stock to directors in lieu of compensation.  The restricted shares were 100% vested upon issuance.

During the year ended December 31, 2006, the Company issued 10,000 restricted shares of its common stock to a director in lieu of compensation.  The restricted shares vest and become unrestricted over two years from the grant date as follows:

2,500 shares	August 2006
2,500 shares	February 2007
5,000 shares	August 2008

The Company recognized $58,039 and $60,208 compensation expense related to the shares issued during 2007 and 2006, respectively.

9.

ENVIRONMENTAL ISSUES

The Company is engaged in oil and natural gas exploration and production and may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and natural gas wells and the operation thereof.  In the Company’s acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated.  Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company.  No claim has been made, nor is the Company aware of any liability which the Company may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.

10.

COMMITMENTS

As of December 31, 2007 and 2006, the Company had a $10,000 open letter of credit in favor of the State of Wyoming as a plugging bond.  The letter of credit is collateralized by a certificate of deposit in the same amount.

In 2001, the Company entered into an executive employment agreement with its president and CEO.  The agreement provides for his retention, if the Company should have a change in control, at set percentages of his then salary and bonus for a term of at least three years.

11.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The Company’s financial instruments are cash, short term investments, accounts receivable and payable and long-term debt.  Management believes the fair values of these instruments, with the exception of the long-term debt, approximate the carrying values, due to the short-term nature of the instruments.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Management believes the fair value of long-term debt also reasonably approximates its carrying value, based on expected cash flows and interest rates.

Financial instruments that subject the Company to credit risk consist principally of receivables.  The receivables are primarily from companies in the oil and natural gas business or from individual oil and natural gas investors.  These parties are primarily located in the Southwestern region of the United States.  The Company does not ordinarily require collateral, but in the case of receivables for joint operations, the Company often has the ability to offset amounts due against the participant’s share of production from the related property.  The Company believes the allowance for doubtful accounts at December 31, 2007 and 2006 is adequate.

For the years ended December 31, 2007 and 2006, sales to four purchasers amounted to 64% and 71% of our total oil and natural gas sales, respectively.  Additionally, amounts receivable from those purchasers amounted to 58% and 71% of total oil and natural gas sales receivable at December 31, 2007 and 2006, respectively.  The loss of one or more of these purchasers could have a material adverse impact on our results of operations.  We believe that there are potential alternative purchasers and that it may be necessary to establish relationships with new purchasers.  However, there can be no assurance that such efforts will be successful in the identification of one or more new purchasers.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

12.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following table sets forth certain information with respect to the oil and natural gas producing activities of the Company:

	Years Ended December 31,
	2007	2006
Costs incurred in oil and natural gas producing activities:
Acquisition of unproved properties	$ 450,000	$ -
Acquisition of proved properties	3,130,747	2,438,340
Dry hole expense	-	5,467
Development costs	417,671	819,360
Total costs incurred	$ 3,998,418	$ 3,263,167

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Set forth below is certain information regarding the results of operations for oil and natural gas producing activities:

	Years Ended December 31,
	2007	2006
Oil and natural gas sales	$ 4,251,190	$ 3,880,105
Disposal fees	38,000	53,500
Production costs	(1,653,467)	(1,406,925)
Exploration expense	-	(5,467)
Depletion and depreciation expense	(862,405)	(463,000)
Impairment	(276,635)	-
Accretion of discount on asset retirement obligations	(43,768)	(33,136)
Income tax expenses	(426,000)	(654,000)
Results of operations	$ 1,026,915	$ 1,371,077

The following table summarizes changes in the estimates of the Company’s net interest in total proved reserves of crude oil and condensate and natural gas, all of which are domestic reserves.  There can be no assurance that such estimates will not be materially revised in subsequent periods.

	Oil (Barrels)	Gas (MCF)

Balance, January 1, 2006	935,309	2,103,689

Revisions of previous estimates	(140,369)	(285,768)
Extensions and discoveries	833	3,237
Purchase of minerals in place	-	339,683
Production	(49,079)	(122,935)
Balance, December 31, 2006	746,694	2,037,906

Revisions of previous estimates	55,398	700,820
Extensions and discoveries	-	143,927
Purchase of minerals in place Production	130,718 (47,561)	- (139,392)
Balance, December 31, 2007	885,249	2,743,261

Proved developed reserves, December 31, 2007	769,319	1,785,240
Proved developed reserves, December 31, 2006	637,652	1,761,909

Proved oil and natural gas reserves are the estimated quantities of crude oil, condensate and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.  Proved developed oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  The above estimated net interests in proved reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimation.  The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history, and market prices for oil and natural gas.  Significant fluctuations in market prices have a direct impact on recoverability and will result in changes in estimated recoverable reserves without regard to actual increases or decreases in reserves in place.

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Year Ended December 31, 2006

We purchased the working interests of one of the non-operating participants in our North Bilbrey field during 2006, which accounts for the additional quantities listed under purchases of minerals in place.  The average natural gas price attributable to our proved reserves decreased from $6.68 per Mcf at December 31, 2005 to $5.49 per Mcf at December 31, 2006, which was the primary reason for the decreased quantities listed under revisions to previous estimates.

Year Ended December 31, 2007

We purchased a working interest in an oil property located in the Sulimar field in Chaves County, New Mexico during 2007.  We also purchased a working interest and a net revenue interest in the Apache Bromide unit located in Caddo County, Oklahoma during 2007.  These purchases account for the additional quantities listed under purchases of minerals in place.  We completed the Chronos No. 1 and the Hermes Fee 1 properties in New Mexico during 2007, which was the primary reason for the quantities listed under extensions and discoveries.  The average natural gas price attributable to our proved reserves increased from $5.49 per Mcf at December 31, 2006 to $6.63 per Mcf at December 31, 2007, which was the primary reason for the increased quantities listed under revisions to previous estimates.

13.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)

The standardized measure of discounted future net cash flows at December 31, 2007 and 2006, relating to proved oil and natural gas reserves is set forth below.  The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company’s expectations of actual revenues to be derived from those reserves nor their present worth.  The limitations inherent in the reserve quantity estimation process are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

The estimated cash flows from future production of proved reserves were prepared on the basis of prices received at year end.  The average oil price per barrel was approximately $91.09 and $55.13 at December 31, 2007 and 2006, respectively.  The average natural gas price per MMBtu was approximately $6.46 and $5.52 at December 31, 2007 and 2006, respectively.

	Years Ended December 31,
	2007	2006

Future cash inflows	$ 98,588,000	$ 52,866,000
Future production costs	(26,611,000)	(14,236,000)
Future development cost	(878,000)	(819,000)

Future income taxes	(23,325,000)	(11,914,000)

Future net cash flows	47,774,000	25,897,000
10% annual discount	(21,931,000)	(11,523,000)
,
Standardized measure of discounted future net cash flows	$ 25,843,000	$ 14,374,000

FIELDPOINT PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Future net cash flows were computed using year-end prices and costs, and year-end statutory tax rates (adjusted for permanent differences) that relate to existing proved oil and natural gas reserves at year end.  The following are the principal sources of change in the standardized measure of discounted future net cash flows:

	Years Ended December 31,
	2007	2006
Balance, beginning of year	$ 14,374,000	$ 17,052,000
Sales of oil and natural gas produced, net of production costs	(2,636,000)	(2,473,000)
Purchase of minerals in place	3,808,000	1,124,000
Extensions and discoveries	699,000	27,000
Net changes in prices and production costs	9,964,000	(2,000,000)
Net changes in future development costs	(32,000)	26,000
Revisions and other changes	3,752,000	(4,310,000)
Accretion of discount	1,961,000	2,214,000
Net change in income taxes	(6,047,000)	2,714,000
Balance, end of year	$ 25,843,000	$ 14,374,000

BASIC EARTH SCIENCE SYSTEMS, INC.

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Basic Earth Science Systems, Inc.

Consolidated Balance Sheets

	September 30,	March 31,
	2008	2008
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,754,000	$5,571,000
Accounts receivable:
Oil and gas sales	1,737,000	1,110,000
Joint interest and other receivables, net of $41,000 and $50,000 in allowance	574,000	236,000
Other current assets	286,000	280,000

Total current assets	8,351,000	7,197,000

Oil and gas property, full cost method:
Proved property	31,306,000	29,050,000
Unproved property	1,268,000	2,515,000
Accumulated depletion	(18,916,000)	(18,515,000)

Net oil and gas property	13,658,000	13,050,000

Support equipment and other non-current assets, net of $322,000 and $299,000 in accumulated depreciation, respectively	425,000	443,000

Total non-current assets	14,083,000	13,493,000

Total assets	$22,434,000	$20,690,000

See accompanying notes to unaudited consolidated financial statements.

Basic Earth Science Systems, Inc.

Consolidated Balance Sheets

	September 30,	March 31,
	2008	2008
	(Unaudited)
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$291,000	$1,443,000
Accrued liabilities	2,599,000	2,586,000

Total current liabilities	2,890,000	4,029,000

Long-term liabilities:
Deferred tax liability	3,365,000	2,800,000
Asset retirement obligation	1,869,000	1,877,000

Total long-term liabilities	5,234,000	4,677,000

Total liabilities	8,124,000	8,706,000

Shareholders’ Equity:
Preferred stock, $.001 par value, 3,000,000 authorized, none issued or outstanding	—	—
Common stock, $.001 par value, 32,000,000 shares authorized, 17,465,585 shares issued and outstanding	17,000	17,000
Additional paid-in capital	22,798,000	22,798,000
Treasury stock (349,265 shares); at cost	(23,000)	(23,000)
Accumulated deficit	(8,482,000)	(10,808,000)

Total shareholders’ equity	14,310,000	11,984,000

Total liabilities and shareholders’ equity	$22,434,000	$20,690,000

See accompanying notes to unaudited consolidated financial statements.

Basic Earth Science Systems, Inc.

Consolidated Statements of Income

(Unaudited)

	Six Months Ended		Three Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
		(As restated)		(As restated)
Revenues:
Oil and gas sales	$6,009,000	$3,392,000	$2,697,000	$1,789,000
Well service and water disposal revenue	45,000	16,000	38,000	5,000

Total revenues	6,054,000	3,408,000	2,735,000	1,794,000

Expenses:
Oil and gas production	1,129,000	957,000	563,000	463,000
Production tax	498,000	283,000	216,000	157,000
Well servicing expenses	53,000	17,000	44,000	6,000
Depreciation and depletion	418,000	356,000	197,000	179,000
Accretion of asset retirement obligation	36,000	48,000	23,000	21,000
Asset retirement expense	129,000	19,000	175,000	2,000
General and administrative	558,000	323,000	255,000	155,000
Total expenses	2,821,000	2,003,000	1,473,000	983,000

Income from operations	3,233,000	1,405,000	1,262,000	811,000
Other Income (Expense):
Interest and other income	42,000	75,000	34,000	42,000
Interest and other expenses	(16,000)	(8,000)	(13,000)	(8,000)

Total other income	26,000	67,000	21,000	34,000

Income before income taxes	3,259,000	1,472,000	1,283,000	845,000

Current income tax expense	368,000	100,000	187,000	50,000
Provision for deferred income taxes	565,000	655,000	150,000	365,000

Total income taxes	933,000	755,000	337,000	415,000
Net income	$2,326,000	$717,000	$946,000	$430,000
Per share amounts:
Basic	$0.13	$0.04	$0.05	$0.03
Diluted	$0.13	$0.04	$0.05	$0.03

Weighted average common shares outstanding:
Basic	17,465,585	16,964,503	17,465,585	16,973,665
Diluted	17,502,071	17,132,679	17,502,071	17,132,144

See accompanying notes to unaudited consolidated financial statements.

Basic Earth Science Systems, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended
	September 30,
	2008		2007
		(As restated)
Cash flows from operating activities:
Net income	$2,326,000		$717,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	418,000		356,000
Deferred tax liability	565,000		655,000
Accretion of asset retirement obligation	36,000		48,000
Change in:
Accounts receivable, net	(965,000)		(162,000)
Other assets	(13,000)		3,000
Accounts payable and accrued liabilities	484,000		(100,000)
Other	―		5,000
Net cash provided by operating activities	2,851,000		1,522,000

Cash flows from investing activities:
Oil and gas property	(2,668,000)		(383,000)
Support equipment	―		(5,000)
Proceeds from sale of oil and gas property and equipment	―		6,000
Other	―		(24,000)

Net cash used in investing activities	(2,668,000)		(406,000)

Cash flows from financing activities:
Proceeds from exercise of common stock options	―		2,000

Net cash provided by financing activities	―		2,000

Cash and cash equivalents:
Increase in cash and cash equivalents	183,000		1,118,000
Balance, beginning of year	5,571,000		2,523,000
Balance, end of year	$5,754,000		$3,641,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$5,000		$6,000
Cash paid for income tax	$205,000	$	―
Non-cash:
Increase in oil and gas property due to asset retirement obligation	$32,000		$3,000
Additions to oil and gas property also included in accrued liabilities	$642,000	$	―

See accompanying notes to unaudited consolidated financial statements.

Basic Earth Science Systems, Inc.

Notes to Unaudited Consolidated Financial Statements

September 30, 2008

The accompanying interim financial statements of Basic Earth Science Systems, Inc. (sometimes referred to as “the Company” “we” “our” or “us”) are unaudited. However, in the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the interim period.

At the directive of the Securities and Exchange Commission to use “plain English” in its public filings, the Company will use such terms as “we”, “our” and “us” in place of Basic Earth Science Systems, Inc. or “the Company.” When such terms are used in this manner throughout this document they are in reference only to the corporation, Basic Earth Science Systems, Inc. and its subsidiaries, and are not used in reference to the board of directors, corporate officers, management, or any individual employee or group of employees.

The financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. We believe the disclosures made are adequate to make the information not misleading and suggest that these financial statements be read in conjunction with the financial statements and notes hereto included in our Form 10-KSB for the year ended March 31, 2008.

1.. Presentation of Consolidated Financial Statements

As discussed in our 2008 Annual Report on Form 10-KSB, we discovered during the preparation and review of our 2008 income tax provision that errors occurred in calculating the GAAP cost basis of our oil and gas properties in determining tax liability and the estimated deferred tax asset for percentage depletion carryforward. These errors impacted our previously filed financial statements for fiscal years ended March 31, 2007 and 2006 and our previously filed interim financial statements for those years and the first three quarters of 2008. For further information concerning the restatement and details concerning restated amounts, please refer to our recently filed Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008.

The following table summarizes the impact of these corrections to our consolidated  statement of income for the fiscal quarter ending as of September 30, 2007, as previously presented in Footnote 13 – Quarterly Financial Data (Unaudited) of our Annual Report on Form 10-KSB. There was no impact to our 2008 interim Net Cash provided by Operating Activities due to the correction of the above errors.

Impact to the Income Statement	Six Months ended September 30, 2007			Three Months ended September 30, 2007
(Unaudited)	As reported	Adjustment	As restated	As reported	Adjustment	As restated

Provision for deferred income taxes	$405,000	$250,000	$655,000	$240,000	$125,000	$365,000
Total income taxes	505,000	250,000	755,000	290,000	125,000	415,000

Net Income	$967,000	$(250,000)	$717,000	$555,000	$(125,000)	$430,000

Per share amounts:
Basic	$0.06	$(0.02)	$0.04	$0.03	$(0.00)	$0.03
Diluted	$0.06	$(0.02)	$0.04	$0.03	$(0.00)	$0.03

2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the actual amounts of assets and liabilities at the date of the financial statements and the actual amounts of revenues and expenses during the reporting period. We base these estimates on assumptions that we understand are reasonable under the circumstances. The estimated results that are produced by this effort will differ under different assumptions or conditions.  We understand that these estimates are necessary and that actual results could vary significantly from the estimated amounts for the current and future periods. There are many factors, including global events, which may influence the production, processing, marketing, and valuation of crude oil and natural gas. A reduction in the valuation of oil and gas properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations. We understand the following accounting policies and estimates are necessary in the preparation of our consolidated financial statements: the carrying value of our oil and gas property, the accounting for oil and gas reserves, the estimate of our asset retirement obligations, the estimate of our income tax assets and liabilities and estimates of accrued quantities and prices in our oil and gas receivable.

Cash and Cash Equivalents. For purposes of the Consolidated Balance Sheets and Statements of Cash Flows, we consider all highly liquid investments with a maturity of ninety days or less when purchased to be cash equivalents.

Oil and Gas Property. We utilize the full cost method of accounting for costs related to our oil and gas property. Capitalized costs included in the full cost pool are depleted on an aggregate basis over the estimated lives of the properties using the units-of-production method. These capitalized costs are subject to a ceiling test that limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10 percent plus the lower of cost or market value of unproved properties less any associated tax effects. If the full cost pool of capitalized oil and gas property costs exceeds the ceiling, we will record a ceiling test write-down to the extent of such excess. This write-down is a non-cash charge to earnings. If required, it reduces earnings and impacts shareholders’ equity in the period of occurrence and results in lower depreciation and depletion in future periods. The write-down may not be reversed in future periods, even though higher oil and gas prices may subsequently increase the ceiling. As of September 30, 2008, we determined that our capitalized costs did not exceed the ceiling test limit.

Oil and Gas Reserves. The determination of depreciation and depletion expense as well as ceiling test write-downs, if any, related to the recorded value of our oil and gas properties are highly dependent on the estimates of the proved oil and gas reserves attributable to these properties. Oil and gas reserves include proved reserves that represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond our control. Accordingly, reserve estimates are often different from the quantities of oil and gas ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves. Ninety-five percent and eighty-seven percent of our reported oil and gas reserves at March 31, 2008 and September 30, 2008, respectively, are based on estimates prepared by an independent petroleum engineering firm. The remaining five and thirteen percent, respectively, of our oil and gas reserves were prepared in-house.

Asset Retirement Obligations. We have obligations related to the plugging and abandonment of our oil and gas wells, the removal of equipment and facilities, and returning the land to its original condition. SFAS No. 143, “Accounting for Asset Retirement Obligations” requires that we estimate the future cost of this obligation, discount this cost to its present value, and record a corresponding asset and liability in our Consolidated Balance Sheets. The values ultimately derived are based on many significant estimates, including the ultimate expected cost of the obligation, the expected future date of the required cash expenditures, and inflation rates. The nature of these estimates requires us to make judgments based on historical experience and future expectations related to timing. We review the estimate of our future asset retirement obligations quarterly. These quarterly reviews may require revisions to these estimates based on such things as changes to cost estimates or the timing of future cash outlays. Any such changes that result in upward or downward revisions in the estimated obligation will result in an adjustment to the related capitalized asset and corresponding liability on a prospective basis.

We recognize two components on our consolidated statement of income; accretion of asset retirement obligations and asset retirement expense.  Accretion of asset retirement obligation reflects the periodic accretion of the present value of future plugging and abandonment costs.  Asset retirement expense reflects the actual current period gains and losses on plugging and abandonment costs relative to previously estimated future costs.  Since our initial adoption of FASB No. 143 we have closed gains and losses on asset retirements to the income statement as a component of asset retirement expense.

The information below reconciles the value of the asset retirement obligation for the period presented.

Six Months Ended
September 30, 2008

Balance beginning of period	$2,179,000
Liabilities incurred	32,000
Liabilities settled	(142,000)
Revisions in estimated cash flows	(3,000)
Accretion expense	36,000
Balance end of period	$2,102,000

Income Taxes. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Projections of future income taxes and their timing require significant estimates with respect to future operating results. Accordingly, the net deferred tax liability is continually re-evaluated and numerous estimates are revised over time. As such, the net deferred tax liability may change significantly as more information and data is gathered with respect to such events as changes in commodity prices, their effect on the estimate of oil and gas reserves, and the depletion of these long-lived reserves.

On April 1, 2007 we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). The adoption of FIN 48 had no impact on our consolidated financial statements. We are subject to U.S. federal income tax and income tax from multiple state jurisdictions. The tax years remaining subject to examination by tax authorities are fiscal years 2004 through 2006. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2008, we made no provisions for interest or penalties related to uncertain tax positions.

Earnings Per Share. Our earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income by the diluted weighted average number of common shares. The diluted weighted average number of common shares is computed using the treasury stock method for common stock that may be issued for outstanding stock options.

Off Balance Sheet Transactions, Arrangements, or Obligations

We have no material off balance sheet transactions, arrangements or obligations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, research and development assets and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The adoption of the provisions of SFAS 141R is not expected to have a material effect on our financial position, results of income, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, providing companies with an option to report selected financial assets and liabilities at fair value. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The adoption of the provisions of SFAS 159 did not have a material effect on our financial position, results of income, or cash flows.

In September 2006, the FASB issued SFAS Statement No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position No. FAS 157-2.  That guidance proposed a one year deferral of the implementation of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis (less frequent than annually).

On April 1, 2008, we adopted SFAS No. 157 with the one-year deferral for non-financial assets and liabilities.  The adoption of SFAS No. 157 did not have a material impact on our financial position, results of income, or cash flows.  Beginning April 1, 2009, we expect to adopt the provisions for non-financial assets and non-financial liabilities that are not required or permitted to be measured at fair value on a recurring basis.  While we are in the process of evaluating this standard with respect to its effect on non- financial assets and liabilities, we have not yet determined the impact that it will have on our financial statements upon full adoption in 2009.

3. Subsequent Events

On October 30, 2008, Basic Earth Science Systems, Inc. (the "Company") announced its plan to repurchase up to 500,000 shares of common stock, par value $0.01 per share of the Company. The plan allows purchases to be made from time to time in the open market and through privately negotiated transactions in compliance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10b5-1 permits the implementation of a written plan for repurchasing or selling Company stock at times when the Company is not in possession of material, non-public information and allows issuers adopting such plans to repurchase shares on a regular basis, regardless of any subsequent material, non-public information it receives or the price of the stock at the time of the purchase. Rule 10b-18 is a "safe harbor" rule, which allows issuers to repurchase shares of their own stock in the public market, subject to compliance with particular repurchase requirements.

Subsequent to the period ended September 30, 2008, we acquired a 1.5625% working interest (1.250% net revenue interest) in a second Dunn County, horizontal Bakken well operated by Marathon Oil Company. This well, the Steffan 14-22H, is currently flowing approximately 300 barrels of oil per day on a 14/64" choke and is still recovering completion fluids. We estimate that we spent approximately $100,000 on the acquisition of leasehold rights and subsequent drilling and completion costs.

******

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Intentionally omitted.  Fieldpoint has delivered a request of Basic that it authorize its independent registered accountants to cooperate with Fieldpoint in connection with Fieldpoint’s obligations to include the report of such accountants in this prospectus and written consent of such accountants as an exhibit to the registration statement of which this prospectus is a part, pursuant to Rule 436(a) of Regulation C.  Fieldpoint reserves the right to apply for a waiver of this requirement under Rule 437 should such consent not be made available.

Basic Earth Science Systems, Inc.

Consolidated Balance Sheets

	At March 31,
	2008	2007	2006
		As restated	As restated
Assets
Current assets:
Cash and cash equivalents	$5,571,000	$2,523,000	$78,000
Accounts receivable:
Oil and gas sales	1,110,000	825,000	913,000
Joint interest and other receivables, net of $50,000 and $70,000 in allowance	236,000	436,000	402,000
Other current assets	280,000	262,000	297,000

Total current assets	7,197,000	4,046,000	1,690,000

Oil and gas property, full cost method:
Proved property	29,050,000	27,686,000	24,257,257
Unproved property	2,515,000	1,199,000	2,880,743
Accumulated depreciation and depletion	(18,515,000)	(17,842,000)	(17,250,000)

Net oil and gas property	13,050,000	11,043,000	9,888,000
Other non-current assets, net	443,000	363,000	272,000

Total non-current assets	13,493,000	11,406,000	10,160,000

Total assets	$20,690,000	$15,452,000	$11,850,000

See accompanying notes to consolidated financial statements.

Basic Earth Science Systems, Inc.

Consolidated Balance Sheets

	At March 31,
	2008	2007	2006
		As restated	As restated
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,443,000	$744,000	$389,000
Accrued liabilities	2,586,000	1,245,000	1,084,000

Total current liabilities	4,029,000	1,989,000	1,473,000

Long-term liabilities:
Long term debt	—	—	445,000
Deferred tax liability	2,800,000	1,489,000	482,000
Asset retirement obligation	1,877,000	1,802,000	1,372,000

Total long-term liabilities	4,677,000	3,291,000	2,299,000

Commitments and contingencies

Shareholders’ Equity:
Preferred stock, $.001 par value, 3,000,000 authorized, and none issued or outstanding	―	―	―
Common stock, $.001 par value, 32,000,000 shares authorized, and 17,465,585 and 17,125,585 shares issued and outstanding, respectively	17,000	17,000	17,000
Additional paid-in capital	22,798,000	22,749,000	22,710,000
Treasury stock (349,265 shares); at cost	(23,000)	(23,000)	(23,000)
Accumulated deficit	(10,808,000)	(12,571,000)	(14,626,000)

Total shareholders’ equity	11,984,000	10,172,000	8,078,000

Total liabilities and shareholders’ equity	$20,690,000	$15,452,000	$11,850,000

See accompanying notes to consolidated financial statements.

Basic Earth Science Systems, Inc.

Consolidated Statements of Operations

	Years Ended March 31,
	2008	2007	2006
		As Restated	As Restated
Revenues:
Oil and gas sales	$7,415,000	$7,129,000	$6,595,000
Well service revenue	32,000	38,000	20,000
Total revenues	7,447,000	7,167,000	6,615,000

Expenses:
Oil and gas production	2,085,000	1,935,000	2,104,000
Production tax	621,000	487,000	460,000
Well servicing expenses	27,000	41,000	24,000
Depreciation, depletion and amortization	685,000	640,000	550,000
Accretion of asset retirement obligation	114,000	108,000	74,000
Asset retirement expense	35,000	125,000	63,000
General and administrative	716,000	546,000	524,000
Total expenses	4,283,000	3,882,000	3,799,000

Income from operations	3,164,000	3,285,000	2,816,000

Other Income (Expense):
Interest and other income	152,000	50,000	23,000
Fuel purchase overcharge refund	―	79,000	―
Interest and other expenses	(28,000)	(7,000)	(11,000)
Total other income	124,000	122,000	12,000

Income before income taxes	3,288,000	3,407,000	2,828,000

Current income tax expense	179,000	326,000	13,000
Provision for deferred income taxes	1,346,000	1,026,000	482,000

Total income taxes	1,525,000	1,352,000	495,000

Net income	$1,763,000	$2,055,000	$2,333,000

Per share amounts:
Basic	$0.10	$0.12	$0.14
Diluted	$0.10	$0.12	$0.14
Weighted average common shares outstanding:
Basic	17,370,256	16,825,076	16,732,611
Diluted	17,480,671	17,129,537	17,125,635

See accompanying notes to consolidated financial statements.

Basic Earth Science Systems, Inc.

Consolidated Statements of Shareholders’ Equity

Years Ended March 31, 2008, 2007, and 2006

	Common stock		Additional	Treasury stock		Accumulated
	Shares	Par value	paid-in capital	Shares	Amount	deficit	Total

As of March 31, 2006 (as reported)	17,126,000	$17,000	$22,710,000	(349,000)	$(23,000)	$(14,144,000)	$8,560,000

Cumulative effect of error corrections (Note 2)	—	—	—	—	—	(482,000)	(482,000)

As of March 31, 2006 (as restated)	17,126,000	$17,000	$22,710,000	(349,000)	$(23,000)	$(14,626,000)	$8,078,000

Stock options exercised	175,000	—	20,000	—	—	—	20,000
Net income (as reported)	—	—	—	—	—	2,500,000	2,500,000

As of March 31, 2007 (as reported)	17,301,000	17,000	22,730,000	(349,000)	(23,000)	(12,126,000)	10,598,000

Cumulative effect of error corrections (Note 2)	—	—	19,000	—	—	(445,000)	(426,000)

As of March 31, 2007 (as restated)	17,301,000	17,000	22,749,000	(349,000)	(23,000)	(12,571,000)	10,172,000

Stock options exercised	165,000	—	49,000	—	—	—	49,000
Net income	—	—	—	—	—	1,763,000	1,763,000

Balance as of March 31, 2008	17,466,000	$17,000	$22,798,000	(349,000)	$(23,000)	$(10,808,000)	$11,984,000

See accompanying notes to consolidated financial statements.

Basic Earth Science Systems, Inc.

Consolidated Statements of Cash Flows

	Years Ended March 31,
	2008		2007		2006
Cash flows from operating activities:		As restated		As restated
Net income	$1,763,000		$2,055,000		$2,333,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	685,000		640,000		550,000
Deferred tax liability	1,311,000		1,007,000		482,000
Additional paid in capital associated with deferred tax expense	35,000		19,000		―
Accretion of asset retirement obligation	114,000		108,000		74,000
Change in:
Accounts receivable, net	(85,000)		54,000		(308,000)
Other assets	(63,000)		70,000		(86,000)
Accounts payable and accrued liabilities	(158,000)		321,000		(33,000)
Other	7,000		9,000		1,000
Net cash provided by operating activities	3,609,000		4,283,000		3,013,000

Cash flows from investing activities:
Oil and gas property	(587,000)		(1,703,000)		(4,271,000)
Support equipment	(16,000)		(38,000)		(8,000)
Insurance settlements	66,000		208,000		―
Proceeds from sale of oil and gas property and equipment	14,000		146,000		43,000
Other	(52,000)		(26,000)		(45,000)
Net cash used in investing activities	(575,000)		(1,413,000)		(4,281,000)

Cash flows from financing activities:
Proceeds from exercise of common stock options	14,000		20,000		9,000
Proceeds from borrowing	―		565,000		1,905,000
Debt payments	―		(1,010,000)		(1,460,000)
Net cash provided by (used in) financing activities	14,000		(425,000)		454,000

Cash and cash equivalents:
Increase in cash and cash equivalents	3,048,000		2,445,000		(814,000)
Balance, beginning of year	2,523,000		78,000		892,000

Balance, end of year	$5,571,000		$2,523,000		$78,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$28,000		$7,000		$8,000
Cash paid for income tax	$171,000		$13,000	$	―
Non-cash:
Increase in oil and gas property due to asset retirement obligation	$210,000		$512,000	$	―
Additions to oil and gas also included in accrued liabilities	$2,273,000	$	―	$	―

See accompanying notes to consolidated financial statements.

Basic Earth Science Systems, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Organization and Nature of Operations. Basic Earth Science Systems, Inc. (“Basic” or “the Company” or “we” or “our” or “us”), was originally organized in July 1969 and had its first public offering in 1980. We are principally engaged in the acquisition, exploitation, development, operation and production of crude oil and natural gas. Our primary areas of operation are the Williston basin in North Dakota and Montana, south Texas and the Denver-Julesburg basin in Colorado.

Principles of Consolidation. The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Oil and Gas Producing Activity. We follow the full cost method of accounting for our oil and gas activity. Accordingly, all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized. Should net oil and gas property cost exceed an amount equal to the present value (using a 10% discount factor) of estimated future net revenue from proved reserves, considering related income tax effects, as prescribed by the Securities and Exchange Commission’s ceiling limitation, the excess is charged to expense during the period in which the excess occurs. We did not incur a ceiling limitation charge in either of the years ended March 31, 2008 or March 31, 2007.

If a significant portion of our oil and gas reserves are sold, a gain or loss would be recognized; otherwise, proceeds from sales are applied as a reduction of oil and gas property. In 2008 and 2007, we reduced the carrying value of our oil and gas property $14,000 and $146,000, respectively, as a result of the sale of its interest in certain oil and gas property and equipment. Also in 2008, we received insurance settlements of $66,000 related to blowout coverage. The carrying value of our oil and gas property was reduced by the $66,000 received from these settlements.   In 2007, we received insurance settlements of $161,000 and $47,000 related to contractor negligence coverage and blowout coverage, respectively. The carrying value of our oil and gas property was reduced by the $208,000 received from these settlements.

All capitalized costs are depleted on a composite units-of-production method based on estimated proved reserves attributable to the oil and gas properties we own. Depletion expense per equivalent barrel of production was $6.34 and $4.85 for 2008 and 2007, respectively.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of oil and gas reserves as well as the assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are many factors, including global events, which may influence the production, processing, marketing, and pricing of crude oil and natural gas. A reduction in the valuation of oil and gas properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations. Estimates of oil and gas reserve quantities provide a basis for calculation of depreciation, depletion, and amortization expense, as well as the potential for impairment.

Support Equipment and Other. Support equipment (including such items as vehicles, office furniture and equipment, and well servicing equipment) is stated at cost. Depreciation of support equipment and other property is computed using various methods over periods ranging from five to seven years.

Inventory. Inventory, consisting primarily of tubular goods and oil field equipment, is stated at the lower of cost or market, cost being determined by the FIFO method. See also Notes 4 and 5 below.

Fair Value of Financial Instruments. Unless otherwise specified, we believe the carrying value of financial instruments approximates their fair value.

Long-Term Assets. We apply Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in evaluating all long-lived assets except the full cost pool for possible impairment. Under SFAS No. 144, long-lived assets and certain intangibles are reported at the lower of cost or their estimated recoverable amounts. During 2008 and 2007, there was no impairment recorded for long-lived assets.

Earnings Per Share. Our earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the Company and is calculated by dividing net income by the diluted weighted average number of common shares. The diluted weighted average number of common shares is computed using the treasury stock method for common stock that may be issued for outstanding stock options. The following is a reconciliation of basic and diluted earnings per share for 2008 and 2007:

	Years Ended March 31,
	2008	2007
Numerator:		As restated
Net income available to common shareholders	$1,763,000	$2,055,000

Denominator:
Denominator for basic earnings per share	17,370,256	16,825,076
Effect of dilutive securities:
Stock options	110,415	304,461

Denominator for diluted earnings per share	17,480,671	17,129,537

All options currently issued and outstanding were included in the computation of diluted earnings per share for both 2008 and 2007. See Note 7 below for further discussion of our stock options.

Stock Option Plan. With the issuance of SFAS No. 123(R), Accounting for Share Based Compensation, effective December 2004, we are required to recognize all equity-based compensation, including stock option grants, as stock-based compensation expense in our Consolidated Statements of Operations based on the fair value of the compensation. No options have been granted since July 2003, and the plan expired in July 2005.  We did not record any stock-based compensation expense in either 2008 or 2007. See Note 8 below for further discussion of the Company’s stock options.

Comprehensive Income. Comprehensive income is comprised of net income and all changes to the Consolidated Statements of Shareholders’ Equity, except those due to investments by shareholders, changes in additional paid-in capital and distributions to shareholders. There was no difference between net income and comprehensive income for 2008 or 2007.

Cash and Cash Equivalents. For purposes of the Consolidated Balance Sheets and Statements of Cash Flows, we consider all highly liquid investments with a maturity of ninety days or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” which requires the use of the “liability method.” Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 9 below.

Hedging Activities. We had no hedging activities in 2008 and 2007. Hedging strategies, or absence of hedging, may vary or change due to change of circumstances, unforeseen opportunities, inability to fund margin requirements, lending institution requirements and other events which we are not able to anticipate.

Major Customers and Concentration of Credit Risk.  Purchasers of 10% or more of our oil and gas production revenue for 2008 and 2007 are as follows:

	2008	2007
Plains Marketing LP	3%	22%
Murphy Oil USA, Inc.	22%	20%
Valero Energy	20%	18%
Nexen Marketing USA, Inc.	11%	6%
Texon LP	10%	8%

Total	66%	74%

It is not expected that the loss of any of these customers would cause a material adverse impact on operations since alternative markets for our products are readily available.

Reclassifications. Certain prior year amounts may have been reclassified to conform to current year presentation. Such reclassifications had no effect on the prior year net income, except as disclosed in Note 2.

Recent Accounting Pronouncements

In March 2007, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, An Amendment of FASB Statement No. 133.” SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, does not provide adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. Accordingly, SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of the provisions of SFAS 161 is not expected to have a material effect on our financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, research and development assets and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The adoption of the provisions of SFAS 141R is not expected to have a material effect on our financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51.” SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of ARB 51’s consolidation procedures for consistency with the requirements of SFAS 141R. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The statement shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially adopted. The adoption of the provisions of SFAS 160 is not expected to have a material effect on our financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, providing companies with an option to report selected financial assets and liabilities at fair value. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The effective date of SFAS 159 for our Company is April 1, 2008. The adoption of the provisions of SFAS 159 is not expected to have a material effect on our financial position, results of operations, or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R).” SFAS 158 requires companies to recognize a net asset for a defined benefit postretirement pension or healthcare plan’s over funded status or a net liability for a plan’s under funded status in its balance sheet. SFAS 158 also requires companies to recognize changes in the funded status of a defined benefit postretirement plan in accumulated other comprehensive income in the year in which the changes occur. SFAS 158 was adopted on March 31, 2007. Additionally, SFAS 158 requires companies to measure plan assets and benefit obligations as of the date of the fiscal year end balance sheet, which is consistent with our current practice. This requirement is effective for fiscal years ending after December 15, 2008. The adoption of the provisions of SFAS 158 is not expected to have a material effect on our financial position, results of operations, or cash flows.

In September 2006, the FASB issued SFAS Statement No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of the provisions of SFAS 157 is not expected to have a material effect on our financial position, results of operations, or cash flows.

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of SFAS 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective April 1, 2007. See Note 9, Income Taxes, for further discussion.

2. Restatement of Prior Period’s Financial Statements

During the fourth quarter of 2008, we identified errors in the accounting for certain tax liabilities and we determined the cumulative impact of known differences in our accounting as set forth below. The errors occurred in calculating the GAAP cost basis of our oil and gas properties in determining deferred tax liability and the estimated deferred tax asset for percentage depletion carryforward for both fiscal years under SFAS 109 - Accounting for Income Taxes. The gross cost of the oil and gas properties was reduced for the salvage value of the oil and gas equipment in the deferred tax calculation which reduced the deferred tax liability associated with our oil and gas properties in fiscal 2007 and 2006. The Company revised the estimated percentage depletion carryforward calculation for both fiscal years.  The Company also increased the deferred tax expense for the tax effect of stock options exercised in fiscal 2007.These errors are more fully described below.  In accordance with the provisions of Statement on Financial Accounting Standards No. 154 – “Accounting Changes and Error Corrections", we have restated our prior years’ financial statements.  Details of the restatements for fiscal years 2007 and 2006 are included below.

Restatement of Tax Liabilities

During the completion of our 2008 income tax provision, it was discovered that we had not properly reconciled our tax liabilities primarily related to differences between the net book basis and the net tax basis of our depreciable property, plant and equipment and other miscellaneous deferred tax liabilities.  The following tables detail the effect of the corrections to our previously reported income tax provisions for fiscal years 2007 and 2006:

	For the Year Ended March 31, 2007
	As reported	Adjustments		As restated

Federal income tax provision at statutory rates	$1,161,000	$	―	$1,161,000
State income tax	106,000			106,000
Change in valuation allowance	(359,000)		359,000	―
Change in depletion carryforward	―		71,000	324,000
Change in book basis of oil and gas properties	―		107,000	107,000
Other	(1,000)		(92,000)	(93,000)

Income tax expense	$907,000		$445,000	$1,352,000

	For the Year Ended March 31, 2007
	As reported	Adjustments		As restated

Allowance for doubtful accounts	$26,000	$	―	$26,000
Asset retirement obligation	731,000		―	731,000
Other accruals	98,000		―	98,000
Statutory depletion carry-forward	1,244,000		(324,000)	1,568,000

Total gross deferred tax assets	2,099,000		(324,000)	2,423,000

Deferred tax liability - Depreciation, depletion and intangible drilling costs	(2,680,000)		1,232,000	(3,912,000)

Net deferred tax liability	$(581,000)		$908,000	$(1,489,000)

	For the Year Ended March 31, 2006
	As reported	Adjustments		As restated

Federal income tax provision at statutory rates	$993,000	$	―	$993,000
State income tax	87,000		―	87,000
Change in valuation allowance	(819,000)		(360,000)	(1,179,000)
Change in book basis of oil and gas properties	―		842,000	842,000
Other	(248,000)		—	(248,000)

Income tax expense	$13,000		$482,000	$495,000

	For the Year Ended March 31, 2006
	As reported		Adjustments		As restated

Allowance for doubtful accounts		$26,000	$	―	$26,000
Asset retirement obligation		537,000		―	537,000
Other accruals		47,000		―	47,000
Statutory depletion carry-forward		1,897,000		―	1,897,000

Total gross deferred tax assets		2,507,000		―	2,507,000
Valuation allowance		(359,000)		(359,000)	―

Net deferred tax asset		2,148,000		(359,000)	2,507,000

Deferred tax liability - Depreciation, depletion and intangible drilling costs		(2,148,000)		841,000	(2,989,000)

Net deferred tax liability	$	―		$482,000	$(482,000)

Restatement of Financial Statements - The “Adjustments” column in the following tables reflects the effect of the corrections to our previously reported financial statements indicated above.

Basic Earth Science Systems, Inc.

Consolidated Statements of Operations

	Year Ended March 31, 2007
	As Reported	Adjustments		As Restated
Revenues:
Oil and gas sales	$7,129,000	$	―	$7,129,000
Well service revenue	38,000		―	38,000
Total revenues	7,167,000		―	7,167,000

Expenses:
Oil and gas production	1,935,000		―	1,935,000
Production tax	487,000		―	487,000
Well servicing expenses	41,000		―	41,000
Depreciation, depletion and impairment	640,000		―	640,000
Accretion of asset retirement obligation	108,000		―	108,000
Asset retirement expense	125,000		―	125,000
General and administrative	546,000		―	546,000

Total expenses	3,882,000		―	3,882,000

Income from operations	3,285,000		―	3,285,000
Other Income (Expense):
Interest and other income	50,000		―	50,000
Fuel purchase overcharge refund	79,000		―	79,000
Interest and other expenses	(7,000)		―	(7,000)

Total other income	122,000		―	122,000

Income before income taxes	3,407,000		―	3,407,000

Current income tax expense	326,000		―	326,000
Provision for deferred income taxes	581,000		445,000	1,026,000

Total income taxes	907,000		445,000	1,352,000

Net income	$2,500,000		$(445,000)	$2,055,000

Per share amounts:
Basic	$0.15		$(0.03)	$0.12
Diluted	$0.15		$(0.03)	$0.12
Weighted average common shares outstanding:
Basic	16,825,076		16,825,076	16,825,076

Diluted	17,129,537	17,129,537	17,129,537

Basic Earth Science Systems, Inc.

Consolidated Balance Sheets

	At March 31, 2007
	As Reported	Adjustments		As Restated
Assets
Current assets:
Cash and cash equivalents	$2,523,000	$	―	$2,523,000
Accounts receivable:
Oil and gas sales	825,000		―	825,000
Joint interest and other receivables, net of $70,000 allowance	436,000		―	436,000
Other current assets	262,000		―	262,000

Total current assets	4,046,000		―	4,046,000

Oil and gas property, full cost method:
Proved property	27,686,000		―	27,686,000
Unproved property	1,199,000		―	1,199,000
Accumulated depreciation and depletion	(17,842,000)		―	(17,842,000)

Net oil and gas property	11,043,000		―	11,043,000
Other non-current assets, net	363,000		―	363,000

Total non-current assets	11,406,000		―	11,406,000

Total assets	$15,452,000	$	―	$15,452,000

Basic Earth Science Systems, Inc.

Consolidated Balance Sheets

	At March 31, 2007
	As Reported	Adjustments		As Restated
Liabilities
Current liabilities:
Accounts payable	$744,000	$	―	$744,000
Accrued liabilities	1,245,000		―	1,245,000

Total current liabilities	1,989,000		―	1,989,000

Long-term liabilities:
Long-term debt	―		―	―
Deferred tax liability	581,000		908,000	1,489,000
Asset retirement obligation	1,802,000		―	1,802,000

Total long-term liabilities	2,383,000		908,000	3,291,000

Commitments (Note 6)

Shareholders’ Equity
Preferred stock, $.001 par value Authorized - 3,000,000 shares Issued - 0 shares	―		―	―
Common stock, $.001 par value Authorized - 32,000,000 shares, Issued - 17,304,752 shares	17,000		―	17,000
Additional paid-in capital	22,730,000		19,000	22,749,000
Treasury stock (349,265 shares); at cost	(23,000)		―	(23,000)
Accumulated deficit	(11,644,000)		(927,000)	(12,571,000)

Total shareholders’ equity	11,080,000		(908,000)	10,172,000

Total liabilities and shareholders’ equity	$15,452,000	$	―	$15,452,000

Basic Earth Science Systems, Inc.

Consolidated Statement of Cash Flows

	Years Ended March 31, 2007
	As Reported	Adjustments		As Restated
Increase (decrease) in cash and cash equivalents:

Cash flows from operating activities:
Net income	$2,500,000		(445,000)	$2,055,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and impairment	640,000		―	640,000
Deferred tax liability	581,000		426,000	1,007,000
Additional paid in capital associated with deferred tax expense	―		19,000	19,000
Accretion of asset retirement obligation	108,000		―	108,000
Change in:
Net accounts receivable	54,000		―	54,000
Other assets	70,000		―	70,000
Accounts payable and accrued liabilities	321,000		―	321,000
Other	9,000		―	9,000

Net cash provided by operating activities	4,283,000		―	4,283,000

Cash flows from investing activities:
Capital expenditures:
Oil and gas property	(1,703,000)		―	(1,703,000)
Support equipment	(38,000)		―	(38,000)
Insurance settlements	208,000		―	208,000
Proceeds from sale of oil and gas property and equipment	146,000		―	146,000
Other	(26,000)		―	(26,000)
Net cash used in investing activities	(1,413,000)		―	(1,413,000)

Cash flows from financing activities:
Proceeds from exercise of common stock options	20,000		―	20,000
Proceeds from borrowing	565,000		―	565,000
Debt payments	(1,010,000)		―	(1,010,000)
Net cash provided by (used in) financing activities	(425,000)		―	(425,000)

Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents	2,445,000		―	2,445,000
Balance, beginning of year	78,000		―	78,000
Balance, end of year	$2,523,000	$	―	$2,523,000
Supplemental disclosure of cash flow information:
Cash paid for interest	$7,000	$	―	$7,000
Increase in oil and gas property due to asset retirement obligation	$512,000	$	―	$512,000

Basic Earth Science Systems, Inc.

Consolidated Statements of Operations

	Year Ended March 31, 2006
	As Reported	Adjustments		As Restated
Revenue
Oil and gas sales	$6,595,000	$	―	$6,595,000
Well service revenue	20,000		―	20,000

Total revenue	6,615,000		―	6,615,000

Expenses
Oil and gas production	2,104,000		―	2,104,000
Production tax	460,000		―	460,000
Well service expenses	24,000		―	24,000
Depreciation and depletion	550,000		―	550,000
Accretion of asset retirement obligation	74,000		―	74,000
Asset retirement expense	63,000		―	63,000
General and administrative	524,000		―	524,000

Total operating expenses	3,799,000		―	3,799,000

Income from operations	2,816,000		―	2,816,000

Other income (expense)
Interest and other income	23,000		―	23,000
Interest and other expenses	(11,000)		―	(11,000)

Total other income	12,000		―	12,000

Income before income taxes	2,828,000		―	2,828,000

Current income tax expense	13,000		―	13,000
Provision for deferred income taxes	―		482,000	482,000

Total income taxes	13,000		482,000	495,000

Net income	$2,815,000		$(482,000)	$2,333,000

Per share amounts:
Basic	$0.17		(0.03)	$0.14
Diluted	$0.17		(0.03)	$0.14
Weighted average common shares outstanding:
Basic	16,732,611		16,732,611	16,732,611
Diluted	17,125,635		17,125,635	17,125,635

Basic Earth Science Systems, Inc.

Consolidated Balance Sheets

	At March 31, 2006
	As Reported	Adjustments		As Restated
Assets
Current assets:
Cash and cash equivalents	$78,000	$	―	$78,000
Accounts receivable:			―
Oil and gas sales	913,000		―	913,000
Joint interest and other receivables	472,000		―	472,000
Allowance for doubtful accounts	(70,000)		―	(70,000)
Other current assets	297,000		―	297,000
Total current assets	1,690,000		―	1,690,000

Property and equipment:
Oil and gas properties (full cost method)	27,138,000		―	27,138,000
Furniture, fixtures and support equipment	368,000		―	368,000
	27,506,000		―	27,506,000

Accumulated depreciation	(314,000)		―	(314,000)
Accumulated depreciation and depletion – Full cost pool	(17,250,000)		―	(17,250,000)

Net property and equipment	9,942,000		―	9,942,000
Other non-current assets	218,000		―	218,000

Total non-current assets	10,160,000		―	10,160,000

Total assets	$11,850,000	$	―	$11,850,000

Basic Earth Science Systems, Inc.

Consolidated Balance Sheets

	At March 31, 2006
	As Reported	Adjustments		As Restated
Liabilities
Current liabilities:
Accounts payable	$389,000	$	―	$389,000
Accrued liabilities	1,084,000		―	1,084,000

Total current liabilities	1,473,000		―	1,473,000

Long-term liabilities:
Long-term debt	445,000		―	445,000
Deferred tax liability	―		482,000	482,000
Asset retirement obligation	1,372,000		―	1,372,000

Total long-term liabilities	1,817,000		482,000	2,299,000

Commitments (Note 6)

Shareholders’ Equity
Preferred stock, $.001 par value, Authorized - 3,000,000 shares, Issued - 0 shares	—		―	—
Common stock, $.001 par value, Authorized - 32,000,000 shares, Issued - 17,129,752 shares	17,000		―	17,000
Additional paid-in capital	22,710,000		―	22,710,000
Treasury stock (349,265 shares at March 31, 2005 and 2004); at cost	(23,000)		―	(23,000)
Accumulated deficit	(14,144,000)		(482,000)	(14,626,000)

Total shareholders’ equity	8,560,000		(482,000)	8,078,000

Total liabilities and shareholders’ equity	$11,850,000	$	―	$11,850,000

Basic Earth Science Systems, Inc.

Consolidated Statement of Cash Flows

	Year Ended March 31, 2006
	As Reported	Adjustments		As Restated
Increase (decrease) in cash and cash equivalents:

Cash flows from operating activities:
Net income	$2,815,000		$(482,000)	$2,333,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and impairment	550,000		―	550,000
Deferred tax liability	―		482,000	482,000
Accretion of asset retirement obligation	74,000		―	74,000
Change in:
Net accounts receivable	(308,000)		―	(308,000)
Other assets	(86,000)		―	(86,000)
Accounts payable and accrued liabilities	(33,000)		―	(33,000)
Asset retirement obligation	(6,000)		―	(6,000)
Other	7,000		―	7,000
Net cash provided by operating activities	3,013,000		―	3,013,000

Cash flows from investing activities:
Capital expenditures:
Oil and gas property	(4,271,000)		―	(4,271,000)
Support equipment	(8,000)		―	(8,000)
Purchase of lease and well equipment inventory	(45,000)		―	(45,000)
Proceeds from sale of oil and gas property and equipment	21,000		―	21,000
Proceeds from sale of lease and well equipment inventory	21,000		―	21,000
Proceeds from sale of support equipment	1,000		―	1,000

Net cash used in investing activities	(4,281,000)		―	(4,281,000)

Cash flows from financing activities:
Proceeds from exercise of common stock options	9,000		―	9,000
Proceeds from borrowing	1,905,000		―	1,905,000
Debt payments	(1,460,000)		―	(1,460,000)

Net cash provided by financing activities	454,000		―	454,000

Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents	(814,000)		―	(814,000)
Balance, beginning of year	892,000		―	892,000

Balance, end of year	$78,000	$	―	$78,000
Supplemental disclosure of cash flow information:
Cash paid for interest	$8,000	$	―	$8,000

3. Asset Retirement Obligation

SFAS No. 143, “Accounting for Asset Retirement Obligations” requires the fair value of an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated present value of the asset retirement cost is capitalized as part of the carrying amount, and is included in the proved oil and gas properties in the accompanying consolidated balance sheets. We own oil and gas properties that require expenditures to plug and abandon when reserves in the wells are depleted. Under SFAS No. 143 these future expenditures are recorded in the period the liability is incurred (at the time the wells are drilled and completed or acquired).

The following table summarizes the activity related to our estimate of future asset retirement obligations for 2008, 2007, and 2006:

	Years Ended March 31,
	2008	2007	2006
Asset retirement obligation at beginning of period	$1,971,000	$1,408,000	$1,263,000
Liabilities settled during the period	(116,000)	(57,000)	(61,000)
New obligations for wells drilled and completed	84,000	—	29,000
Accretion of asset retirement obligation	114,000	108,000	74,000
Revisions to estimates	126,000	512,000	103,000

Asset retirement obligation at end of period	$2,179,000	$1,971,000	$1,408,000

Current liability	$302,000	$169,000	36,000
Long-term liability	1,877,000	1,802,000	1,372,000

Asset retirement obligation at end of each period	$2,179,000	$1,971,000	$1,408,000

The asset retirement expense recorded in years ended March 31, 2008 and 2007 represents plugging and abandonment costs in excess of the estimated asset retirement obligation recorded with the adoption of SFAS No. 143. We based our initial estimates on our knowledge and experience plugging wells in earlier years. The excess costs incurred over original estimates and the revisions to estimates shown in the table immediately above reflect the impact of escalating labor and rig costs primarily within the Williston basin area of North Dakota and Montana.

4. Other Current Assets

Other current assets at March 31, 2008, 2007, and 2006 consisted of the following:

	2008	2007	2006
Lease and well equipment inventory	$154,000	$159,000	$161,000
Drilling and completion cost prepayments	52,000	50,000	118,000
Prepaid insurance premiums	58,000	47,000	12,000
Other current assets	16,000	6,000	6,000

Total other current assets	$280,000	$262,000	$297,000

The lease and well equipment inventory represents well-site production equipment owned by us that has been removed from wells that we operate. This occurs when we plug a well or replace defective, damaged or suspect equipment on a producing well. In this case, salvaged equipment is valued at prevailing market prices, removed from the full cost pool and made available for sale. This equipment is carried on the balance sheet at a value not to exceed the original carrying value established at the time it was placed in inventory. This equipment is intended for re-sale to third parties at current fair market prices. Sale of this equipment is expected to occur in less than one year. This policy does not preclude us from further transferring serviceable equipment to other wells that we operate, on an as-needed basis.

Drilling and completion cost prepayments represent cash expenditures advanced by us to outside operators prior to the commencement of drilling and/or completion operations on a well.  The 2007 balance corresponds to the unused portion of cash advances on one North Dakota re-completion and on the Table Top Unit #1 well in the Company’s Christmas Meadows prospect while the 2008 balance was for the Lynn #1 and Lynn #2 wells, and the Table Top Unit #1 in North Dakota.

5. Other Non-Current Assets

Other non-current assets at March 31, 2008, 2007, and 2006 consisted of the following:

	2008	2007	2006
Lease and well equipment inventory	$250,000	$220,000	$149,000
Plugging bonds	69,000	69,000	69,000
Other non-current assets	124,000	74,000	54,000

Total other non-current assets	$443,000	$363,000	$272,000

This lease and well equipment inventory, unlike the equipment inventory in Other Current Assets that is held for re-sale, is intended for use on leases that we operate. This equipment inventory represents well-site production equipment that we own that has either been purchased or has been removed from wells that we operate. When placed in inventory, new equipment is valued at cost and salvaged equipment is valued at prevailing market prices. The inventory is carried at the lower of the original carrying value or fair market value.

Plugging bonds represent Certificates of Deposit furnished by us to third parties who supply plugging bonds to federal and state agencies where we operate wells.

6. Credit Line

Our current banking relationship, established in March 2002, is with American National Bank (“the Bank”), located in Denver, Colorado. Effective January 3, 2006 we amended the existing loan agreement to increase the line of credit amount from $1,000,000 to $20,000,000 with a concurrent borrowing base increase from $1,000,000 to $4,000,000. Effective December 31, 2006 the loan agreement was amended again to extend the maturity date of the credit agreement from December 31, 2007 to December 31, 2008. The current interest rate is prime plus one-quarter of one percent (0.25%)

and the addition of an unused commitment fee equal to one-half of one percent (0.50%) per annum on the difference between the outstanding balance and the borrowing base amount.

Under the credit facility, we must maintain certain financial covenants. Failure to maintain any covenant, after a curative period, creates a default under the loan agreement and requires repayment of the entire outstanding balance. With the December 31, 2006 amendment, the covenant requiring us to maintain a net worth of at least $1,750,000 was replaced with a covenant requiring us to maintain a debt-to-equity ratio less than one. Another covenant obligates us to maintain a current ratio of at least 1:1 inclusive of unused borrowing capacity and exclusive of the current portion of long-term debt. We were in compliance with all covenants at March 31, 2008.

This credit line is collateralized by a significant portion of our oil and gas properties and production. Our effective annual interest rate was 8.50% at March 31, 2008 and 2007. As of March 31, 2008, there was no outstanding balance on this line of credit.

During 2008, we did not utilize our credit facility, but during 2007 we utilized our credit facility to fund portions of our drilling and development program and incurred interest charges of $6,000. As of March 31, 2008 and 2007, there was no outstanding balance on the line of credit. If necessary, we may borrow funds to reduce payables, finance re-completion or drilling efforts, fund property acquisitions, or pursue other opportunities we cannot contemplate at this time.

7. Commitments

Effective March 1, 2008 we relocated to a new 4,000 square foot office space located in downtown Denver, Colorado.  The lease agreement is for a five-year term through April 2013 and currently requires approximately $5,500 per month escalating at a rate of approximately $170 at the end of each year. Office rent expense was approximately $36,000 in both 2008 and 2007 and we are committed to a total of $281,000 for the five-year term ending April 1, 2013. Prior to expiration of the lease term, we will evaluate the Denver real estate market and the various available options before deciding on where to lease office space after April 2013.

8. Shareholders’ Equity

Preferred Stock. We have 3,000,000 shares of authorized preferred stock that can be issued in such series and preferences as determined by the Board of Directors.

Stock Option Plan. Effective July 27, 1995 our shareholders approved the 1995 Incentive Stock Option Plan (“the Plan”) authorizing option grants to employees and outside directors to purchase up to 1,000,000 shares of our common stock. The Plan was structured as a 10-year plan and, as such, ended on July 26, 2005. During the Plan’s existence, a total of 665,000 options were granted; of this amount, 50,000 options expired unexercised, 590,000 options were exercised at strike prices ranging from $0.0325 to $0.175 per share, and 25,000 options remain unexercised as of March 31, 2008 (see tables below).

Current option holders may exercise their options at the price of $0.1325 per share (which was the market value at the date of grant) over a period not to exceed ten years from the grant date provided they remain directors or employees of the Company.

A summary of the status of our stock option plan and outstanding options as of March 31, 2008, 2007, and 2006 and changes during the years ending on those dates is presented below:

	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Options unexercised, beginning of year	190,000	$0.0936	365,000	$0.1023	490,000	$0.0954

Granted	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—
Exercised	(165,000)	(0.0941)	(175,000)	(0.1117)	(125,000)	(0.0755)

Options unexercised and exercisable, end of year	25,000	$0.1325	190,000	$0.0936	365,000	$0.1023

The 25,000 non-qualified stock options unexercised at March 31, 2008 had an intrinsic value of $24,000.

Since all options are fully vested, and the plan has expired, we will have no stock-based compensation expense in future periods unless a new plan is adopted and additional options are granted.

9. Income Tax

A reconciliation between the income tax provision at the statutory rate on income taxes and the income tax provision is as follows:

	For the Years Ended March 31,
	2008	2007
		As restated
Federal income tax provision at statutory rates	$1,118,000	$1,161,000
State income tax	164,000	106,000
Change in depletion carryforward	592,000	324,000
Change in book basis of oil and gas properties		107,000
Excess percentage depletion tax basis	(346,000)	(253,000)
Other	(3,000)	(93,000)

Income tax expense	$1,525,000	$1,352,000

The components of the net deferred tax assets and liabilities are shown below:

	For the Years Ended March 31,
	2008	2007
		As restated
Allowance for doubtful accounts	$20,000	$26,000
Asset retirement obligation	850,000	731,000
Other accruals	112,000	98,000
Statutory depletion carry-forward	1,043,000	1,568,000

Total gross deferred tax assets	2,025,000	2,423,000

Deferred tax liability - Depreciation, depletion and intangible drilling costs	(4,825,000)	(3,912,000)

Net deferred tax liability	$(2,800,000)	$(1,489,000)

As of March 31, 2008, we had fully utilized our net operating loss carry-forward for tax purposes.  We have statutory carryforwards of $1,043,000 that do not expire.

10. Related Party Transactions

It is our policy that officers or directors may assign to, or receive assignments from, us in oil and gas prospects, but only on the same terms and conditions as accepted by independent third parties. It is also our policy that officers or directors and the Company may participate together in oil and gas prospects generated by independent third parties, but only on the same terms and conditions as accepted by each other. During 2008 and 2007 none of our officers or directors participated with the Company in any of our oil and gas transactions. In prior years, Ray Singleton, President of the Company, has participated with us in certain acquisitions. With respect to his working interest in the four wells in which he currently participates, at March 31, 2008 Mr. Singleton had a net credit balance of approximately $2,000 compared to $11,500 at March 31, 2007. This was due to his share of proceeds from the sale of well production equipment exceeding the amount due from him for his share of operating expenses. Also at March 31, 2008 and 2007, we had approximately $2,000 and $500 payables to him, respectively, for his share of net revenue from these wells.

11. Oil and Gas Property

The aggregate amount of capitalized costs related to oil and gas properties and the aggregate amount of related accumulated depreciation and depletion at March 31, 2008, 2007, and 2006 are as follows:

	2008	2007	2006
Proved property	$29,035,000	$27,686,000	$24,257,000
Unproved property	2,515,000	1,199,000	2,881,000
	31,550,000	28,885,000	27,138,000
Accumulated depreciation and depletion	(18,515,000)	(17,842,000)	(17,250,000)
Net capitalized oil and gas property	$13,035,000	$11,043,000	$9,888,000

Costs directly associated with the acquisition and evaluation of unproved property are excluded from the full cost pool depreciation, depletion, and amortization computation until the properties can be classified as proved. These costs have been incurred over the last four fiscal years and are not yet evaluated as proved.  Upon proving these properties the costs will be reclassified as proved property, or in the event that a decision is made to cease operations on the property without further work estimated to be performed, the costs will be removed from unproved property and included in the full cost pool to be amortized.  Primarily, these costs relate to the following properties:

Antenna Federal. The 640 acre Antenna Federal property represents wells in progress totaling $1,250,000 (50%) of the 2008 unproved property total.  This field has been producing since 1988.  A recent, 16 well, down-spaced, development drilling effort, straddled the fiscal year end 2008, and we accrued the estimated drilling and completion cost, based on approved AFE’s, in that substantially all drilling and completion work had been completed and production equipment had been delivered.  However, 6 of the 11 wells in which we have a working interest were not on production at fiscal year end.  With no production information, the success of hydraulic stimulation on these wells was unknown.  In that these wells require hydraulic stimulation to produce, and that initial production is the best indicator of the success or failure of that stimulation effort, at year end no reserves were given to these wells and the wells remained unevaluated.  Since these wells are now on production, at this time, we would not consider them to be impaired in any way.

Banks Prospect. The Banks prospect consists of $790,000 (31%) of well costs related to the LM#1 well, and included in the unproved property total. We have a 20% interest in 13,000 gross acres, and have drilled three wells to-date: the State 16-1H, the LM #1 and the LM #2.  The initial well, the State 16-1H was successfully drilled and completed vertically in the Rival formation.  Next, the LM #1 was vertically drilled to the Rival formation, but was temporarily shut-in following an unsuccessful completion attempt.  Based on the results of the vertically-drilled LM #1, the LM #2 was horizontally drilled and successfully completed in the Rival formation.  Following the success of the LM #2, the vertical State 16-1H was re-entered and drilled horizontally. Both the State 16-1H and LM #2 are producing, and are included in the Ryder Scott reserves.  They indicate that horizontal drilling is the preferred solution in this heterogeneous reservoir.  Existing plans are to develop the remaining acreage, including that surrounding the LM #1 through this wellbore.  We own approximately 20% interest in this prospect.  Therefore, the timing and location of any further effort is and will be controlled by a majority of interest owners, not us.  Since only three wells have been drilled within the 13,000 acreage block, at this time, we would not consider this property to be impaired.

Christmas Meadows. Consists of $400,000 (16%) of the unproved property total and is only one well; the Table Top Unit #1, which has been drilled on the 40,000+ acreage Christmas Meadows prospect operated by Double Eagle Petroleum Company (“Double Eagle”).  The costs included in the table above comprise both the initial purchase of our 2% working interest in the joint venture and our share of drilling costs to-date for the Table Top Unit #1 well.  The well reached the originally planned depth of 15,760 feet, though it is not conclusive that the Dakota formation was encountered. The drill cuttings did not reveal reservoir rocks (due to either insufficient hydraulics to bring those cuttings to surface undamaged and intact, because they did not exist or because the Dakota was not reached).  A full suite of logs was not run because hole conditions prevented instruments from reaching the bottom of the well.  Operations were suspended to assess alternative approaches to completing the project. The wellbore was sealed with a drillable plug at 11,000 feet (the base of the intermediate casing) in order to prevent any abnormal pressure from migrating to surface.  The Table Top Unit, as originally formed, was dissolved.  Having met the governmental permitting obligation for the unit test well, the time-frame and leases have been extended for drilling the newly formed Main Fork Unit until at least April 2009.  Double Eagle has disclosed that it is in discussions with several larger or major companies to take over this venture and deepen this wellbore down to the deeper Nugget Sandstone at approximately 18,000 feet. Our small interest precludes us from controlling the timing or direction of this project. At this time, we do not consider this project to be impaired.

The following table shows, by category and date incurred, the oil and gas property costs applicable to unproved property that were excluded from the depreciation and depletion computation at March 31, 2008:

Costs Incurred During	Exploration	Development	Acquisition	Total Unproved
Year Ended	Costs	Costs	Costs	Property
March 31, 2008	$68,000	$1,248,000	$—	$1,316,000
March 31, 2007	308,000	104,000	—	412,000
March 31, 2006	428,000	335,000	—	763,000
March 31, 2005	24,000	—	—	24,000

Total	$828,000	$1,687,000	$—	$2,515,000

Costs incurred in oil and gas property development, exploration and acquisition activities during the years ended March 31, 2008 and 2007 are summarized as follows:

	For the Years Ended March 31,
	2008	2007	2006
Development costs	$2,410,000	$1,017,000	$2,881,000
Exploration costs	40,000	686,000	1,394,000
Acquisitions:
Proved	250,000	—	—
Unproved	—	—	—

Total	$2,700,000	$1,703,000	$4,275,000

12. Unaudited Oil and Gas Reserves Information

At March 31, 2008, 2007, and 2006, 93%, 92%, and 93% respectively, of the estimated oil and gas reserves presented herein were derived from reports prepared by independent petroleum engineering firm Ryder Scott Company. The remaining 7 and 8 percent of the reserve estimates, respectively, were prepared internally by our management. We caution that there are many inherent uncertainties in estimating proved reserve quantities and in projecting future production rates and the timing of development expenditures. Accordingly, these estimates are likely to change as future information becomes available, and these changes could be material.

The properties included in the oil and gas reserve estimates presented below contributed 97% of both our oil and gas production 2008. We have elected not to incur the additional expense of evaluating those properties that contributed the remaining 3% of both oil and gas production for inclusion in our estimated oil and gas reserves.

Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves expected to be recovered through existing wells with existing equipment and operating methods.

Analysis of Changes in Proved Reserves. Estimated quantities of proved developed reserves (all of which are located within the United States), as well as the changes in proved developed reserves during the periods indicated, are presented in the following two tables:

Proved Developed Reserves

	Oil and Natural gas liquids	Natural gas
	(Bbls)	(Mcf)

Proved developed reserves at March 31, 2005	1,056,000	870,000

Revisions of previous estimates	(59,000)	152,000
Extensions and discoveries	55,000	89,000
Sales of reserves in place	—	—
Improved recovery	—	—
Purchase of reserves	—	—
Production	(100,000)	(141,000)

Proved developed reserves at March 31, 2006	952,000	970,000

Revisions of previous estimates	92,000	5,000
Extensions and discoveries	55,000	319,000
Sales of reserves in place	—	—
Improved recovery	—	—
Purchase of reserves	—	—
Production	(104,000)	(156,000)

Proved developed reserves at March 31, 2007	995,000	1,138,000

Revisions of previous estimates	112,000	(113,000)
Extensions and discoveries	19,000	203,000
Sales of reserves in place	—	—
Improved recovery	15,000	1,000
Purchase of reserves	22,000	—
Production	(89,000)	(109,000)

Proved developed reserves at March 31, 2008	1,074,000	1,120,000

All of our oil and gas reserves at March 31, 2008, 2007, and 2006 are classified as Proved Developed,

Producing.

The table below sets forth a standardized measure of the estimated discounted future net cash flows attributable to our proved oil and gas reserves. Estimated future cash inflows were computed by applying year end (March 31) prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves at March 31, 2008, 2007, and 2006. The future production and development costs represent the estimated future expenditures to be incurred in producing and developing the proved reserves, assuming continuation of existing economic conditions. Discounting the annual net cash flows at 10% illustrates the impact of timing on these future cash flows.

Standardized Measure of Estimated Discounted Future Net Cash Flows

	At March 31,
	2008	2007	2006
Future cash inflows	$114,296,000	$67,502,000	$64,022,000
Future cash outflows:
Production cost	(49,599,000)	(33,909,000)	(29,618,000)
Development cost	—	—	—
Future income taxes	(17,826,000)	(8,070,000)	(8,142,000)

Future net cash flows	46,871,000	25,523,000	26,262,000
Adjustment to discount future annual net cash flows at 10%	(21,911,000)	(10,899,000)	(11,230,000)

Standardized measure of discounted future net cash flows	$24,960,000	$14,624,000	$15,032,000

The following table summarizes the principal factors comprising the changes in the standardized measure of estimated discounted net cash flows for 2008, 2007, and 2006.

Changes in Standardized Measure of Estimated Discounted Net Cash Flows

	At March 31,
	2008	2007	2006
Standardized measure, beginning of period	$14,624,000	$15,032,000	$14,819,000
Sales of oil and gas, net of production cost	(4,727,000)	(4,707,000)	(4,031,000)
Net change in sales prices, net of production cost	14,598,000	(1,300,000)	768,000
Discoveries, extensions and improved recoveries, net of future development cost	3,054,000	2,828,000	2,294,000
Change in future development costs	—	—	4,000
Development costs incurred during the period that reduced future development cost	—	—	—
Sales of reserves in place	—	—	—
Revisions of quantity estimates	2,639,000	1,404,000	(559,000)
Accretion of discount	1,865,000	1,874,000	1,948,000
Net change in income taxes	(4,221,000)	(317,000)	957,000
Purchase of reserves	361,000	—	—
Changes in timing of rates of production	(3,233,000)	(190,000)	(1,168,000)

Standardized measure, end of period	$24,960,000	$14,624,000	$15,032,000

13. Quarterly Financial Data (Unaudited)

As discussed in Note 2 - Restatement of Prior Period’s Financial Statements, we have restated our annual results for fiscal years 2007 and 2006, as well as the quarterly periods therein to correct errors in our accounting for deferred tax liabilities.  We have also corrected the interim results for the first three quarters of fiscal 2008 for these same errors.  The amounts below have been restated to give effect of these corrections to the interim periods in 2008, 2007, and 2006.

Adjustments for Interim Periods during 2008.

Below is a summary of the balance sheet information from previously filed interim financial statements as affected by the restatement and adjustments for each of the quarterly periods ended June 30, 2007, September 30, 2007, December 31, 2007.

Consolidated Balance Sheet
(unaudited)	2008
	First Qtr	Second Qtr	Third Qtr
Assets
Total assets	$15,669,000	$16,774,000	$19,190,000

Liabilities
Total current liabilities	1,603,000	1,934,000	3,159,000

Deferred Tax
Previously reported	746,000	986,000	1,340,000
Adjustment	1,033,000	1,158,000	1,283,000
As restated	1,779,000	2,144,000	2,623,000

Total Long Term Liabilities
Previously reported	2,574,000	2,791,000	3,408,000
Adjustment	1,033,000	1,158,000	1,283,000
As restated	3,607,000	3,949,000	4,691,000

Shareholders' Equity
Additional Paid in Capital
Previously reported	22,730,000	22,732,000	22,744,000
Adjustment	19,000	19,000	19,000
As restated	22,749,000	22,751,000	22,763,000

Total Shareholders Equity
Previously reported	11,492,000	12,049,000	12,623,000
Adjustment	(1,033,000)	(1,158,000)	(1,283,000)
As restated	10,459,000	10,891,000	11,340,000

Total Liabilities and Equity	$15,669,000	$16,774,000	$19,190,000

Adjustments for Interim Periods during 2008.

Below is a summary of the statement of operations information from previously filed interim financial statements as affected by the restatement and adjustments for each of the quarterly periods ended June 30, 2007, September 30, 2007, December 31, 2007.

Statement of Operations
(unaudited)	2008
	First Qtr	Second Qtr	Third Qtr

Total Revenue	$1,614,000	$1,794,000	$2,081,000

Income before income taxes	627,000	845,000	941,000

Deferred Taxes
Previously reported	165,000	240,000	354,000
Adjustment	125,000	125,000	125,000
As restated	290,000	365,000	479,000

Total Income taxes
Previously reported	215,000	290,000	379,000
Adjustment	125,000	125,000	125,000
As restated	340,000	415,000	504,000

Net Income
Previously reported	412,000	555,000	562,000
Adjustment	(125,000)	(125,000)	(125,000)
As restated	$287,000	$430,000	$437,000

Adjustments for Interim Periods during 2007.

Below is a summary of the balance sheet information from previously filed interim financial statements as affected by the restatement and adjustments for each of the quarterly periods ended June 30, 2006, September 30, 2006, December 31, 2006 and March 31, 2007.

Consolidated Balance Sheet
(unaudited)	2007
	First Qtr	Second Qtr	Third Qtr	Fourth Qtr
Assets
Total assets	$12,669,000	$13,612,000	$14,274,000	$15,452,000

Liabilities
Total current liabilities	1,849,000	1,769,000	2,021,000	1,989,000

Deferred Tax
Previously reported	300,000	613,000	779,000	581,000
Adjustment	227,000	454,000	681,000	908,000
As restated	527,000	1,067,000	1,460,000	1,489,000

Total Long Term Liabilities
Previously reported	1,543,000	1,783,000	1,915,000	2,383,000
Adjustment	227,000	454,000	681,000	908,000
As restated	1,770,000	2,237,000	2,596,000	3,291,000

Shareholders' Equity
Additional Paid in Capital
Previously reported	22,710,000	22,713,000	22,713,000	22,730,000
Adjustment	4,750	9,500	14,250	19,000
As restated	22,714,750	22,722,500	22,727,250	22,749,000

Total Shareholders Equity
Previously reported	9,277,000	10,060,000	10,338,000	11,080,000
Adjustment	(227,000)	(454,000)	(681,000)	(908,000)
As restated	9,050,000	9,606,000	9,657,000	10,172,000

Total Liabilities and Equity	$12,669,000	$13,612,000	$14,274,000	$15,452,000

Adjustments for Interim Periods during 2007.

Below is a summary of the statement of operations information from previously filed interim financial statements as affected by the restatement and adjustments for each of the quarterly periods ended June 30, 2006, September 30, 2006, December 31, 2006 and March 31, 2007.

Statement of Operations
(unaudited)	2007
	First Qtr	Second Qtr	Third Qtr	Fourth Qtr

Total Revenue	$1,984,000	$2,062,000	$1,585,000	$1,536,000

Income before income taxes	1,034,000	1,103,000	679,000	591,000

Deferred Taxes
Previously reported	300,000	313,000	166,000	(198,000)
Adjustment	111,250	111,250	111,250	111,250
As restated	411,250	424,250	277,250	(86,750)

Total Income taxes
Previously reported	317,000	323,000	401,000	(134,000)
Adjustment	111,250	111,250	111,250	111,250
As restated	428,250	434,250	512,250	(22,750)

Net Income
Previously reported	717,000	780,000	278,000	725,000
Adjustment	(111,250)	(111,250)	(111,250)	(111,250)
As restated	$605,750	$668,750	$166,750	$613,750

Adjustments for Interim Periods during 2006.

Below is a summary of the balance sheet information from previously filed interim financial statements as affected by the restatement and adjustments for each of the quarterly periods ended June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006.

Consolidated Balance Sheet
(unaudited)	2006
	First Qtr	Second Qtr	Third Qtr	Fourth Qtr
Assets
Total assets	$9,561,000	$10,169,000	$10,545,000	$11,850,000

Liabilities
Total current liabilities	2,114,000	2,079,000	1,690,000	1,473,000

Deferred Tax
Previously reported	―	―	―	―
Adjustment	120,500	241,000	361,500	482,000
As restated	120,500	241,000	361,500	482,000

Total Long Term Liabilities
Previously reported	1,162,000	1,155,000	1,118,000	1,817,000
Adjustment	120,500	241,000	361,500	482,000
As restated	1,282,500	1,396,000	1,479,500	2,299,000

Shareholders' Equity
Additional Paid in Capital
Previously reported	22,703,000	22,709,000	22,709,000	22,710,000
Adjustment	―	―	―	―
As restated	22,703,000	22,709,000	22,709,000	22,710,000

Total Shareholders Equity
Previously reported	6,285,000	6,935,000	7,737,000	8,560,000
Adjustment	(120,500)	(241,000)	(361,500)	(482,000)
As restated	6,164,500	6,694,000	7,375,500	8,078,000

Total Liabilities and Equity	$9,561,000	$10,169,000	$10,545,000	$11,850,000

Adjustments for Interim Periods during 2006.

Below is a summary of the statement of operations information from previously filed interim financial statements as affected by the restatement and adjustments for each of the quarterly periods ended June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006.

Statement of Operations
(unaudited)	2006
	First Qtr	Second Qtr	Third Qtr	Fourth Qtr

Total Revenue	$1,534,000	$1,641,000	$1,688,000	$1,752,000

Income before income taxes	560,000	644,000	802,000	822,000

Deferred Taxes
Previously reported	―	―	―	―
Adjustment	120,500	120,500	120,500	120,500
As restated	120,500	120,500	120,500	120,500

Total Income taxes
Previously reported	13,000	―	―	―
Adjustment	120,500	120,500	120,500	120,500
As restated	133,500	120,500	120,500	120,500

Net Income
Previously reported	547,000	644,000	802,000	822,000
Adjustment	(120,500)	(120,500)	(120,500)	(120,500)
As restated	$426,500	$523,500	$681,500	$701,500

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

Pursuant to the Colorado Business Corporations Act, FieldPoint is empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee or other agent of FieldPoint or its subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In addition, FieldPoint may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of FieldPoint to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee or other agent of FieldPoint or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be including reasonably inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, provided that court approval is obtained in the case of an adverse judgment or settlement. FieldPoint is required to advance expenses incurred by an officer or director in defending any proceeding prior to final disposition upon receipt of an undertaking to repay, unless it shall be determined ultimately that the officer or director is entitled to indemnification.

Article XIII of FieldPoint's Articles of Incorporation requires FieldPoint to indemnify its officers and directors to the maximum extent permitted by Colorado law and authorizes FieldPoint to indemnify its officers and directors in excess of the provisions of Colorado Business Corporations Act.

Item 21.  Exhibits and Financial Statement Schedules

See the Exhibit Index which is incorporated herein by reference.

Item 22.  Undertakings

The undersigned registrant hereby undertakes:

(a) to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(1) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set for the in the "Calculation of Registration Fee" table in the effective registration statement.

(3) to include any additional material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1), (a)(2) and (a)(3) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by FieldPoint pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) that, for the purpose of determining any liability under the Securities Act of 1933, FieldPoint will treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.

(c) to remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

(d)

for the purposes of determining any liability under the Securities Act of 1933, each filing of FieldPoint's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of FieldPoint pursuant to the foregoing provisions of this registration statement, or otherwise, FieldPoint has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by FieldPoint of expenses incurred or paid by a director, officer or controlling person of FieldPoint in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, FieldPoint will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Additionally, the undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Additionally, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ray Reaves, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, FieldPoint Petroleum Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cedar Park, Texas, on January 15, 2009.

FieldPoint Petroleum Corporation

/s/ Ray Reaves________________________
Ray Reaves, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities and on the dates indicated.

Date: January 15, 2009	By: /s/ Ray Reaves_____ President, Chief Executive Officer, Director, Chairman, Chief Financial Officer

Date: January 15, 2009	By: _/s/ Roger D. Bryant_____________ Roger D Bryant Director

Date: January 15, 2009	By: _/s/ Dan Robinson_________ Dan Robinson Director

Date: January 15, 2009	By: __/s/ Karl W. Reimers_____ Karl W. Reimers Director

Date: January 15, 2009	By: __/s/ Mel Slater______________________ Mel Slater Director

Date: January 15, 2009	By: ___/s/ Debra Funderburg_________ Debra Funderburg Director

EXHIBIT INDEX

 Exhibit

3.1	Articles of Incorporation (incorporated by reference to Amendment No. 1 to Form S-2 dated August 1, 1980.)
3.2(b)	Articles of Amendment of Articles of Incorporation, dated December 31, 1997 (incorporated by reference to the Company's 10KSB for the year ended December 31, 1997.)
3.3	Bylaws (incorporated by reference to Amendment No. 1 to Form S-2 dated August 1, 1980.)
5.1	Opinion of Clifford L. Neuman, P.C. regarding the legality of the securities being registered.
10.1	Consulting Agreement dated May 9, 2000 between FieldPoint Petroleum Corp. and Parrish Brian & Co. (incorporated by reference to the Company's 10QSB/A for the quarter ended September 30, 2000.)
10.2	Executive Employment Agreement, dated March 28, 2001, by and among FieldPoint Petroleum Corp. and Ray D. Reaves (incorporated by reference to the Company's 10KSB for the year ended December 31, 2000.)
10.3

Credit Agreement (Revolving Credit Note) dated December 14, 2000 by and among FieldPoint Petroleum Corp. and Union Planters Bank (incorporated by reference to the Company's 10KSB for the year ended December 31, 2000.)

10.4	Audit Committee Charter adopted by the Company on March 28, 2001(incorporated by reference to the Company's 10KSB for the year ended December 31, 2000.)
10.5	Consulting Agreement dated November 13, 2001 between FieldPoint Petroleum Corp. and TRG Group LLC. (incorporated by reference to the Company's 10QSB for the quarter ended September 30, 2001.)
10.6

Lease Assignment from PXP Gulf Coast, Inc., dated March 11, 2004, incorporated by reference from the Company's Current Report on Form 8-K dated March 11, 2004, as filed with the Commission on March 26, 2004.

10.7

Loan and Security Agreement with CitiBank, N.A., dated October 18, 2006 (incorporated by reference from the Company’s current report on Form 8k dated October 18, 2006 as filed with the Commission on October 20, 2006.)

23.1	*Consent of Hein & Associates LLP
23.2	*Consent of Clifford L. Neuman, P.C. (Incorporated into Exhibit 5.1).
24.1	* Power of Attorney, included on signature page.

 *  Filed herewith